    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 12, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 ------------

                         CANANDAIGUA WINE COMPANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               16-0716709
                                          (I.R.S. EMPLOYERIDENTIFICATION NO.)
     (STATE OR OTHER JURISDICTIONOF
     INCORPORATION OR ORGANIZATION)

         116 BUFFALO STREET CANANDAIGUA, NEW YORK 14424 (716) 394-7900 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

   ROBERT SANDS EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL CANANDAIGUA WINE COMPANY, INC. 116 BUFFALO STREET CANANDAIGUA, NEW YORK 14424 (716) 394-7900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                 ------------

                                   COPIES TO:
   BERNARD S. KRAMERMCDERMOTT, WILL &   VALERIE FORD JACOBFRIED, FRANK, HARRIS,
  EMERY227 WEST MONROE STREETCHICAGO,   SHRIVER & JACOBSONONE NEW YORK PLAZANEW
          ILLINOIS 60606-5096                        YORK, NY 10004

                                 ------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                                 ------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                              PROPOSED
                                                PROPOSED      MAXIMUM
                                  AMOUNT        MAXIMUM      AGGREGATE    AMOUNT OF
   TITLE OF EACH CLASS OF          TO BE     OFFERING PRICE   OFFERING   REGISTRATION
 SECURITIES TO BE REGISTERED   REGISTERED(1)  PER SHARE(2)    PRICE(2)       FEE
- -------------------------------------------------------------------------------------
Class A Common Stock
 (par value $.01 per share).     3,795,000       $34.00     $129,030,000   $44,494

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The securities are not being registered for the purpose of sales outside of the United States. Includes 495,000 shares subject to an over-allotment option granted to the Underwriters and the Managers.
(2) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low sales prices of a share of Class A Common Stock of the Registrant on the Nasdaq National Market on October 11, 1994.

                                 ------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 12, 1994

                                3,300,000 Shares
LOGO                     Canandaigua Wine Company, Inc.

                              Class A Common Stock
                                ($.01 par value)

                                    -------

Of the 3,300,000 shares of Class A Common Stock, $.01 par value ("Class A Com-mon Stock"), of Canandaigua Wine Company, Inc. (the "Company") being offered,
 3,000,000 shares are being sold by the Company and 300,000 shares are being sold by the Selling Stockholders named herein under "Selling Stockholders."
  The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders other than the exercise price of related options. Of the 3,300,000 shares of Class A Common Stock being offered, 2,640,000 shares (the "U.S. Shares") are initially being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and
    660,000 shares (the "International Shares") are initially being concur-rently offered outside the United States and Canada by the Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The offering price and underwriting discounts and commissions of the U.S. Offering and the International Offering are
      identical. The Company has two classes of Common Stock, Class A Com-mon Stock and Class B Common Stock, $.01 par value ("Class B Common Stock"). Holders of Class A Common Stock are entitled to one vote per share and are entitled, as a class, to elect one-fourth of the members of the Board of Directors of the Company. Holders of
        Class B Common Stock are entitled to 10 votes per share and are entitled, as a class, to elect the remaining directors.

The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "WINEA." On October 11, 1994, the reported last sale price of the Class A Common Stock on the Nasdaq National Market was $34.00 per share.

                                    -------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE
CLASS A
  COMMON STOCK, SEE "INVESTMENT CONSIDERATIONS."

                                    -------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION OR  ANY  STATE  SECURITIES  COMMISSION  NOR HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
      PASSED  UPON THE  ACCURACY OR  AD- EQUACY OF  THIS PROSPECTUS.  ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                       Underwriting                Proceeds to
                              Price to Discounts and Proceeds to     Selling
                               Public   Commissions  Company(1)  Stockholders(1)
                              -------- ------------- ----------- ---------------
Per Share...................   $           $            $             $
Total(2)....................   $           $            $             $

(1) Before deduction of expenses payable by the Company estimated at $    and
    payable by the Selling Stockholders estimated at $   .
(2) The Company has granted the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 495,000 additional shares to cover over-allotment of shares. If the option is exercised in full, the
    total Price to Public will be $   , Underwriting Discounts and Commissions
    will be $    and Proceeds to Company will be $   .

                                    -------

  The U.S. Shares are offered by the several U.S. Underwriters when, as and if delivered to and accepted by the U.S. Underwriters and subject to their right to reject orders in whole or in part. It is expected that the U.S. Shares will
be ready for delivery on or about   , 1994.

CS First Boston

           Merrill Lynch & Co.

                       William Blair & Company

                                                          Chase Securities, Inc.

                  The date of this Prospectus is       , 1994

                             AVAILABLE INFORMATION

  Canandaigua Wine Company, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The Company has filed a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") with the Commission in Washington, D.C., in accordance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each such statement is hereby qualified in its entirety by reference to the copy of the applicable documents filed with the Commission. The Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission or copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

  (1) the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1993;

  (2) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 1993, February 28, 1994 and May 31, 1994; and

  (3) the Company's Current Reports on Form 8-K dated June 29, 1993, as amended by Form 8-K/A; Form 8-K dated September 15, 1993; Form 8-K dated October 15, 1993, as amended by Form 8-K/A, Form 8-K/A-2 and Form 8-K/A-3; Form 8-K dated June 23, 1994; and Form 8-K dated August 5, 1994, as amended by Form 8-K/A.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of Class A Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  A copy of any and all of the documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference into any such document) will be provided without charge to any person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request. Requests should be directed to Canandaigua Wine Company, Inc., Attention: Lynn K. Fetterman, Secretary, 116 Buffalo Street, Canandaigua, New York 14424; telephone number (716) 394-7900.

  IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THE OFFERINGS, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK AND CLASS B COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context otherwise requires, the term "Company" refers to Canandaigua Wine Company, Inc. and its subsidiaries, all references to "net sales" refer to gross revenues less excise taxes and returns and allowances to conform with the Company's method of classification, and all references to the Company's fiscal year shall refer to the year ended August 31 of the indicated year. Market share and industry data disclosed in this Prospectus have been obtained from the following industry publications:
Wines & Vines; The Gomberg-Fredrikson Report; Jobson's Liquor Handbook; Jobson's Wine Handbook; The U.S. Wine Market: Impact Databank Review and Forecast, 1994 Edition; The U.S. Beer Market: Impact Databank Review and Forecast, 1994 Edition; Beer Marketer's Insights: 1994 Import Insights; and 1994 Beer Industry Update. The Company has not independently verified this data. References to market share data are based on unit volume. Unless otherwise indicated, the information contained in this Prospectus assumes that the U.S. Underwriters' and the Managers' over-allotment option is not exercised.

                                  THE COMPANY

  The Company is a leading producer and marketer of branded beverage alcohol products, with over 125 national and regional brands which are distributed by over 1,000 wholesalers throughout the United States and in selected international markets. The Company is the second largest supplier of wines, the fourth largest importer of beers and the eighth largest supplier of distilled spirits in the United States. The Company's beverage alcohol brands are marketed in five general categories: table wines, sparkling wines, dessert wines, imported beer and distilled spirits, and include the following principal brands:

  . Table Wines: Almaden, Inglenook, Paul Masson, Taylor California Cellars, Cribari, Manischewitz, Taylor New York, Marcus James, Deer Valley and Dunnewood

  .  Sparkling Wines: Cook's, J. Roget, Great Western and Taylor New York

  . Dessert Wines: Richards Wild Irish Rose, Cisco, Taylor New York and Italian Swiss Colony

  .  Imported Beer: Corona, St. Pauli Girl, Modelo Especial, Tsingtao and
     Pacifico

  . Distilled Spirits: Barton's Gin and Vodka, Ten High Bourbon Whiskey, Crystal Palace Gin and Vodka, Montezuma Tequila, Northern Light Canadian Whisky, Lauder's Scotch Whisky and Monte Alban Mezcal

  Based on available industry data, the Company believes it has a 21% share of the wine market, a 10% share of the imported beer market and a 4% share of the distilled spirits market in the United States. Within the wine market, the Company believes it has a 31% share of the non-varietal table wine market, a 10% share of the varietal table wine market, a 50% share of the dessert wine market and a 32% share of the sparkling wine market. Many of the Company's brands are leaders in their respective categories in the United States, including Corona, the second largest selling imported beer brand, Almaden and Inglenook, the fifth and sixth largest selling wine brands, Richards Wild Irish Rose, the largest selling dessert wine brand, Cook's champagne, the second largest selling sparkling wine brand, Montezuma, the second largest selling tequila brand and Monte Alban, the largest selling mezcal brand.

  During the past four years, the Company has diversified its product portfolio through a series of strategic acquisitions that have resulted in an increase in the Company's net sales from $176.6 million in fiscal 1991 to $897.6 million on a pro forma basis in fiscal 1993. Through these acquisitions, the Company acquired strong market positions in growing product categories in the beverage alcohol industry, such as varietal table wine and imported beer. The Company ranks second and fourth in the varietal table wine and imported beer categories, respectively. Over the past four years, industry shipments of varietal table wine and imported beer have grown 64% and 7%, respectively. The Company has successfully integrated the acquired businesses into its existing business and achieved significant cost reductions through reduced product and organizational costs. The Company has also strengthened its relationship with wholesalers, expanded its distribution and enhanced its production capabilities as well as acquired additional management, operational, marketing and research and development expertise.

  In October 1991, the Company acquired the Cook's, Cribari, Dunnewood and other brands and related facilities and assets (the "Guild Acquisition") from Guild Wineries and Distillers ("Guild"), which enabled the Company to establish a significant market position in the California sparkling wine category and to enter the California table wine market. The Company acquired Barton Incorporated ("Barton") in June 1993, further diversifying into the imported beer and distilled spirits categories (the "Barton Acquisition"). On October 15, 1993, the Company acquired the Paul Masson, Taylor California Cellars and other brands and related facilities and assets of Vintners International Company, Inc. ("Vintners") (the "Vintners Acquisition"). On August 5, 1994, the Company acquired the Almaden, Inglenook and other brands, a grape juice concentrate business and related facilities and assets (the "Almaden/Inglenook Product Lines") from Heublein Inc. (the "Almaden/Inglenook Acquisition," and together with the Barton Acquisition and the Vintners Acquisition, the "Acquisitions"). See "Recent Acquisitions."

  The Company's business strategy is to continue to strengthen its market position in each of its principal product lines. Key elements of its strategy include: (i) making selective acquisitions in the beverage alcohol industry to improve market position and capitalize on growth trends within the industry;
(ii) improving operating efficiencies through reduced product and organizational costs of existing and acquired businesses; (iii) capitalizing on strong wholesaler relationships resulting from its expanded portfolio of brands; and (iv) expanding distribution into new markets and increasing penetration of existing markets primarily through line extensions and promotional activities. See "Business."

  In furtherance of its business strategy of improving operating efficiencies of acquired businesses, on September 7, 1994, the Company announced a plan to restructure the operations of its California wineries, including a consolidation of facilities, centralization of bottling operations and reduction of overhead, including the elimination of approximately 260 jobs (the "Restructuring Plan"). As a result of the Restructuring Plan, the Company will take a charge in the fourth quarter of fiscal 1994 which it estimates will reduce after-tax income for fiscal 1994 by approximately $14.8 million, or $0.91 per share on a fully diluted basis. The Company anticipates that the Restructuring Plan will result in net cost savings of approximately $1.7 million in fiscal 1995 and approximately $13.3 million of annual net cost savings beginning in fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company is a Delaware corporation organized in 1972 as the successor to a business founded in 1945 by Marvin Sands, Chairman of the Board of the Company. The Company's executive offices are located at 116 Buffalo Street, Canandaigua, New York 14424, and its telephone number is (716) 394-7900.

                                 THE OFFERINGS

                                            U.S.    INTERNATIONAL
                                          OFFERING    OFFERING      TOTAL
                                          --------  ------------- ---------
Shares of Class A Common Stock Offered:
  By the Company......................... 2,400,000    600,000    3,000,000
  By the Selling Stockholders............   240,000     60,000      300,000
                                          ---------    -------    ---------
    Total................................ 2,640,000    660,000    3,300,000
                                          =========    =======    =========
Class A Common Stock Outstanding(a)(b):
  Before the Offerings................... 12,617,301 shares
  After the Offerings.................... 15,767,301 shares
Class B Common Stock Outstanding.........  3,390,051 shares
Use of Proceeds by the Company........... To retire indebtedness and for working capital and other general
                                          corporate purposes
Nasdaq National Market Symbol............ WINEA

- ------------
(a) Does not include shares of Class B Common Stock, quoted on the Nasdaq National Market under the symbol WINEB, each of which is convertible into one share of Class A Common Stock at any time. Holders of Class A Common Stock are entitled to one vote per share and are entitled, as a class, to elect one-fourth of the members of the Board of Directors of the Company. Holders of Class B Common Stock are entitled to 10 votes per share and are entitled, as a class, to elect the remaining directors. See "Description of Capital Stock."
(b) Does not include (i) 565,750 shares of Class A Common Stock reserved for issuance pursuant to options which are outstanding under the Company's Stock Option and Stock Appreciation Rights Plan and (ii) 1,100,000 shares of Class A Common Stock issuable upon exercise of options issued by the Company in the Vintners Acquisition and the Almaden/Inglenook Acquisition except that, in connection with the Offerings, 150,000 shares will be issued upon exercise of certain options issued in the Vintners Acquisition and such shares are included in the number of shares of Class A Common Stock outstanding after the Offerings.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

                         CANANDAIGUA WINE COMPANY, INC.

                                                                             NINE MONTHS
                                     YEAR ENDED AUGUST 31,                  ENDED MAY 31,
                          ----------------------------------------------- -----------------
                            1989      1990      1991    1992(A)  1993(B)    1993   1994(C)
                          --------  --------  --------  -------- -------- -------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...............  $164,261  $179,845  $176,559  $245,243 $306,308 $190,386 $448,739
Cost of product sold....   123,574   136,220   131,064   174,685  214,931  132,745  319,640
                          --------  --------  --------  -------- -------- -------- --------
 Gross profit...........    40,687    43,625    45,495    70,558   91,377   57,641  129,099
Selling, general and ad-
 ministrative expenses..    33,156    33,355    30,183    46,491   59,983   37,540   87,109
                          --------  --------  --------  -------- -------- -------- --------
 Operating income.......     7,531    10,270    15,312    24,067   31,394   20,101   41,990
Interest expense, net...     4,295     3,842     3,631     6,183    6,126    4,186   12,846
                          --------  --------  --------  -------- -------- -------- --------
 Income before provision
  for income taxes......     3,236     6,428    11,681    17,884   25,268   15,915   29,144
Provision for federal
 and state income taxes.       885     1,992     3,971     6,528    9,664    5,968   11,094
                          --------  --------  --------  -------- -------- -------- --------
 Net income.............  $  2,351  $  4,436  $  7,710  $ 11,356 $ 15,604 $  9,947 $ 18,050
                          ========  ========  ========  ======== ======== ======== ========
Net income per common
 share:
 Primary................  $   0.23  $   0.46  $   0.84  $   1.08 $   1.30 $   0.84 $   1.16
 Fully diluted..........        (d)       (d)       (d) $   1.01 $   1.20 $   0.79 $   1.13
Weighted average number
 of shares:
 Primary................    10,172     9,631     9,202    10,527   11,964   11,775   15,590
 Fully diluted..........        (d)       (d)       (d)   13,820   15,203   15,068   16,330

                                       AS OF AUGUST 31,
                         -------------------------------------------- AS OF MAY 31,
                           1989     1990     1991     1992     1993       1994
                         -------- -------- -------- -------- -------- ------------- ---
BALANCE SHEET DATA:
Total assets............ $140,232 $142,868 $147,207 $217,835 $355,182   $579,768
Long-term debt (exclud-
 ing current maturi-
 ties)..................   63,962   63,106   62,278   61,909  108,303    178,432
Stockholders' equity....   42,773   47,203   51,975   95,549  126,104    207,157

- ------------
(a) The Company acquired Guild on October 1, 1991, and accounted for this acquisition utilizing the purchase method of accounting. Guild's results of operations have been included in the Company's results of operations since October 1, 1991.
(b) The Company acquired Barton on June 29, 1993, and accounted for the acquisition utilizing the purchase method of accounting. Barton's results of operations have been included in the Company's results of operations since June 29, 1993.
(c) The Company acquired substantially all of the assets and businesses of Vintners on October 15, 1993, and accounted for the acquisition utilizing the purchase method of accounting. Vintners' results of operations have been included in the Company's results of operations since October 15, 1993. The Company's results of operations for the nine months ended May 31, 1994 do not include the results of the Almaden/Inglenook Product Lines which were acquired on August 5, 1994.
(d) Substantially all of the Company's 7% Convertible Subordinated Debentures due 2011 (the "Convertible Debentures") were converted into Class A Common Stock (the "Conversion") on or prior to November 19, 1993. The effect of considering the Conversion is antidilutive for these periods and therefore fully diluted earnings per share and weighted average number of shares are not presented.

                       SUMMARY HISTORICAL FINANCIAL DATA

                        ALMADEN/INGLENOOK PRODUCT LINES

  The following data reflect financial information for assets and the identified income and expenses of the Almaden/Inglenook Product Lines of Heublein Inc. ("Heublein") acquired by the Company on August 5, 1994. These product lines have never been operated as a separate business entity. The financial information includes net sales, cost of product sold, advertising, merchandising, and promotion expense and research and development expense that substantially relate directly to the acquired product lines. All other income and expense items are allocated based on estimation and assumptions of Heublein as if the acquired product lines had been operated on a stand-alone basis during the periods presented. The Company has been informed by Heublein that it believes that the allocations are reasonable under the circumstances; however, there can be no assurances that such data will be indicative of future results of operations or what the financial position and results of operations of the acquired product lines would have been had they been operated as a separate, stand-alone entity during the period covered. See Financial Statements of Heublein Inc. for the Product Lines Acquired by Canandaigua Wine Company, Inc.

                           YEAR ENDED SEPTEMBER 30,      TEN MONTHS ENDED
                          --------------------------    ---------------------
                                                        JULY 31,    AUGUST 5,
                            1991     1992     1993        1993        1994
                          -------- -------- --------    --------    ---------
                                         (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales...............  $222,425 $217,325 $233,408(a) $191,633(a) $204,460(a)
Cost of product sold(b).   147,109  146,342  176,234(a)  141,644(a)  158,761(a)
                          -------- -------- --------    --------    --------
 Gross profit...........    75,316   70,983   57,174      49,989      45,699
Selling, general and ad-
 ministrative
 expenses(b)(c).........    42,522   46,051   43,361      35,156      34,519
                          -------- -------- --------    --------    --------
 Operating income.......    32,794   24,932   13,813      14,833      11,180
Interest expense, net...     6,643    5,725    4,742       3,955       4,597
                          -------- -------- --------    --------    --------
 Income before provision
  for income taxes and
  cumulative effect of
  change in accounting
  principle.............    26,151   19,207    9,071      10,878       6,583
Provision for federal
 and state income taxes.    10,861    8,059    3,951       4,662       2,931
                          -------- -------- --------    --------    --------
 Income before
  cumulative effect of
  change in accounting
  principle.............    15,290   11,148    5,120       6,216       3,652
Cumulative effect of
 change in accounting
 principle..............       --       --     1,919       1,919         --
                          -------- -------- --------    --------    --------
 Net income.............  $ 15,290 $ 11,148 $  7,039    $  8,135    $  3,652
                          ======== ======== ========    ========    ========

                                                             AS OF AUGUST 5,
                                                                  1994
                                                            ---------------
BALANCE SHEET DATA:
Total assets................................................    $177,645
Long-term debt (excluding current maturities)...............       1,287
Heublein investment in product lines acquired...............     173,294

- ------------
(a) Historic net sales for the year ended September 30, 1993 and for the ten months ended July 31, 1993 and August 5, 1994 of $232,755, $191,553 and
    $199,619, respectively, were adjusted to reflect a reclassification of freight for delivered pricing to conform to the Company's classification of this item. Cost of product sold was adjusted by the same amount for the same periods.
(b) Cost of product sold for the years ended September 30, 1991, 1992 and 1993 and the ten months ended July 31, 1993 and August 5, 1994 of $150,925, $149,389, $178,229, $143,568 and $156,343, respectively, were adjusted to reflect a reclassification of commissions to conform to the Company's classification of this item. Selling, general and administrative expenses were adjusted by the same amount for the same periods.
(c) Selling, general and administrative expense for the years ended September 30, 1991, 1992 and 1993 and the ten months ended July 31, 1993 and August 5, 1994 of $37,933, $42,231, $39,940, $32,508 and $31,452, respectively, were adjusted to reflect reclassification of amortization to conform to the Company's classification of this item. Other expense was adjusted by the same amount for the periods indicated and thereby eliminated.

           SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA (UNAUDITED)

  The following table sets forth certain summary unaudited pro forma financial data of the Company. The income statement data for fiscal 1993 give effect to the Almaden/Inglenook Acquisition, the Vintners Acquisition and the sale of $130 million 8 3/4% Senior Subordinated Notes due 2003 (the "Notes") by the Company (the "Notes Offering"), the Barton Acquisition, the Conversion, the Offerings and the exercise by certain Selling Stockholders of options to purchase 150,000 shares of Class A Common Stock at $18.25 per share (the "Options") as if they had occurred on September 1, 1992. The income statement data for the nine months of fiscal 1994 give effect to the Almaden/Inglenook Acquisition, the Vintners Acquisition, the Notes Offering, the Conversion, the Offerings and the exercise of the Options as if they occurred on September 1, 1993. The balance sheet data give effect to the Almaden/Inglenook Acquisition, the Offerings and the exercise of the Options as if they had occurred on May 31, 1994.

  The unaudited pro forma consolidated financial data should be read in conjunction with the "Pro Forma Consolidated Financial Data," the separate historical financial statements of the Company, Barton, Vintners and the Almaden/Inglenook Product Lines, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus for the Company and the Almaden/Inglenook Product Lines and incorporated by reference herein for Barton and Vintners. The pro forma information is not necessarily indicative of the operating results or financial position that would have occurred had the foregoing transactions been consummated as of the dates indicated, nor is it necessarily indicative of future operating results.

                                 PRO FORMA                   PRO FORMA
                             1993 FISCAL YEAR            1994 NINE MONTHS
                          -----------------------     -----------------------
                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...............                    $897,610                    $650,815
Cost of product sold....                     649,043                     472,145
                             -----------------------     -----------------------
  Gross profit..........                     248,567                     178,670
Selling, general and ad-
 ministrative expenses..                     168,671                     121,911
                             -----------------------     -----------------------
  Operating income......                      79,896                      56,759
Interest expense, net...                     (19,516)                    (15,753)
Non-recurring transac-
 tion costs.............                      (1,789)                       (953)
                             -----------------------     -----------------------
  Income before provi-
   sion for income tax-
   es...................                      58,590                      40,053
Provision for federal
 and state income taxes.                      22,058                      15,664
                             -----------------------     -----------------------
  Income from continuing
   operations...........                    $ 36,532                    $ 24,389
                             =======================     =======================
Income from continuing
 operations per common
 share:
  Primary...............                    $   1.99                    $   1.30
  Fully diluted.........                    $   1.99                    $   1.25
Weighted average number
 of shares outstanding:
  Primary...............                  18,364,116                  18,713,577
  Fully diluted.........                  18,368,843                  19,452,577
BALANCE SHEET DATA:                     AS OF MAY 31, 1994
                                        ------------------
Working capital.........                     $258,359
Total assets............                      764,267
Long-term debt (exclud-
 ing current maturi-
 ties)..................                      212,099
Stockholders' equity....                      309,114

                           INVESTMENT CONSIDERATIONS

  In addition to the other matters described in this Prospectus, a prospective purchaser of Class A Common Stock offered hereby should give careful consideration to the following investment considerations.

GENERAL DECLINE IN CONSUMPTION OF BEVERAGE ALCOHOL PRODUCTS

  The beverage alcohol industry in the United States consists of the production, importation, marketing and distribution of beer, wine and distilled spirits products. From 1979 through 1993, the overall per capita consumption of beverage alcohol products by adults (ages 21 and over) has declined with annual beer consumption declining 12.7%, from 37.0 to 32.3 gallons per capita, annual wine consumption declining 17.3%, from 3.01 to 2.49 gallons per capita, and annual distilled spirits consumption declining 38.2%, from 3.04 to 1.88 gallons per capita. These declines have been caused by a variety of factors including: increased concerns about the health consequences of consuming beverage alcohol products and about drinking and driving; a trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices and sparkling water products; the increased activity of anti-alcohol consumer groups; an increase in the minimum drinking age from 18 to 21 in all states and increased federal and state excise taxes.

EXCISE TAXES AND GOVERNMENT REGULATIONS

  The federal government and individual states impose excise taxes on beverage alcohol products in varying amounts which have been subject to change. Increases in excise taxes on beverage alcohol products, if enacted, could materially and adversely affect the Company's financial condition or results of operations. In addition, the beverage alcohol products industry is subject to extensive regulation by state and federal agencies. The Federal Bureau of Alcohol, Tobacco and Firearms and the various state liquor authorities regulate such matters as licensing requirements, trade and pricing practices, permitted and required labelling, advertising and relations with wholesalers and retailers. In recent years, federal and state regulators have required warning labels and signage. There can be no assurance that new or revised regulations or increased licensing fees and requirements will not have a material adverse effect on the Company's financial condition or results of operations. See "Business--Government Regulation."

RISKS IN ACQUISITION STRATEGY

  The ability of the Company to achieve its acquisition strategy depends upon a number of factors. To implement its strategy, the Company must identify acquisition opportunities in the beverage alcohol industry and successfully negotiate, finance and consummate such acquisitions. There can be no assurance that the Company will be able to identify suitable acquisition candidates at favorable acquisition prices or that it will be able to finance and consummate any such acquisitions. In past acquisitions, the Company has been successful in reducing product and organization costs upon consummation and integration of the acquisition. However, there can be no assurance that the Company will be able to integrate any new acquisitions successfully into its operations and achieve cost savings from such integration.

LEVERAGE

  The Company has incurred substantial indebtedness to finance the Acquisitions. As of May 31, 1994, on a pro forma basis, after giving effect to the Almaden/Inglenook Acquisition and the application of the net proceeds of the Offerings, the Company would have had $252.9 million of indebtedness outstanding, which amount does not include $28.2 million in undrawn letters of credit. The Company's ability to satisfy its financial obligations under its indebtedness outstanding from time to time will depend upon its future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond the Company's control. Although the Company believes that cash flow from operations will be sufficient to meet all of its debt service requirements and to fund its capital expenditure requirements, there is no assurance that this will be the case.

  The Company's current and future debt service obligations and covenants could have important consequences to the purchasers of Class A Common Stock, including the following: (i) the Company is prohibited from paying dividends on the Class A Common Stock; (ii) the Company's ability to obtain financing for future working capital needs or acquisitions or other purposes may be limited;
(iii) a significant
portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for operations; (iv) the Company is subject to restrictive covenants that could limit its ability to conduct its business; and (v) the Company may be more vulnerable to adverse economic conditions than less leveraged competitors and, thus, may be limited in its ability to withstand competitive pressures.

DEPENDENCE UPON MANAGEMENT

  The Company's success depends in part on a few key management employees. These key management employees are Marvin Sands, the Chairman of the Board, Richard Sands, the President and Chief Executive Officer, Robert Sands, Executive Vice President and General Counsel, and Ellis Goodman, Executive Vice President of the Company and the Chief Executive Officer of Barton. If, for any reason, such key personnel do not continue to be active in the Company's management, operations could be adversely affected.

CONTROL BY SANDS FAMILY

  The Company's capital stock consists of Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share and are entitled, as a class, to elect one-fourth of the members of the Board of Directors. Holders of Class B Common Stock are entitled to 10 votes per share and are entitled, as a class, to elect the remaining directors. Upon completion of the Offerings, the family of Marvin Sands, the founder and Chairman of the Board of the Company, will beneficially own approximately 11% of the outstanding shares of Class A Common Stock (exclusive of shares of Class A Common Stock issuable pursuant to the conversion feature of the Class B Common Stock owned by the Sands family) and approximately 84% of the outstanding shares of Class B Common Stock. Upon completion of the Offerings, on all matters other than the election of directors, the Sands family will have the ability to vote approximately 61% of the votes entitled to be cast by holders of the Company's capital stock, voting as a single class. Consequently, the Sands family effectively has control of the Company and would generally have sufficient voting power to determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval.

DEPENDENCE ON DISTRIBUTION CHANNELS

  The Company sells its products principally to wholesalers for resale to retail outlets including grocery stores, package liquor stores, club and discount stores and restaurants. The replacement or poor performance of the Company's major wholesalers or the Company's inability to collect accounts receivable from its major wholesalers could materially and adversely affect the Company's results of operations and financial condition. Distribution channels for beverage alcohol products have been characterized in recent years by rapid change, including consolidations of certain wholesalers. Wholesalers and retailers of the Company's products offer products which compete directly with the Company's products for retail shelf space and consumer purchases. Accordingly, there is a risk that these wholesalers or retailers may give higher priority to products of the Company's competitors. There can be no assurance that the Company's wholesalers and retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of promotional support. See "Business--Marketing and Distribution."

RENEWAL OF IMPORTED BEER DISTRIBUTION AGREEMENTS

  All of the Company's imported beer products are marketed and sold pursuant to exclusive distribution agreements with the suppliers of these products which are subject to renewal from time to time. The Company's agreement to distribute Corona and its other Mexican beer brands expires in December 1998, and the Company's agreement for the importation of St. Pauli Girl may be extended by the Company until 2003. The Company's Tsingtao agreement expires in December 1996. Prior to their expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. The Company believes it is currently in compliance with all of its material distribution agreements. Given the Company's long-term relationships with its suppliers, the Company expects that such agreements will be renewed prior to their expiration and does not believe that these agreements will be terminated.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Class A Common Stock offered by the
Company are estimated to be approximately $     million ($    if the
Underwriters' and Managers' over-allotment option is exercised in full). Of the shares to be sold by Selling Stockholders in the Offerings, 150,000 will be issued to such Selling Stockholders at the closing of the Offerings upon exercise of the Options. The Company will therefore receive proceeds of $2.7 million from the exercise of the Options. Of the net proceeds from the sale of the Offerings and from the exercise of the Options, $79.6 million will be used to repay a portion of a term loan under the Company's credit facility, as amended (the "Credit Facility"). The balance of net proceeds will be used for working capital purposes and will initially be used to repay certain revolving loans (the "Revolving Loans") under the Credit Facility.

  The term loans under the Credit Facility (the "Term Loans") and the Revolving Loans have interest rates equal to, at the Company's option, (i) the sum of LIBOR plus 1.25% (6.3% as of September 30, 1994), or (ii) the higher of either
(A) the sum of the Federal Funds rate plus 0.5% (5.25% as of September 30, 1994) or (B) the prime rate (7.75% as of September 30, 1994). Both the Term Loans and the Revolving Loans are due in June 2000. The portion of the Term Loans and Revolving Loans to be repaid from the proceeds of the Offerings were incurred to finance the Acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Liquidity and Capital Resources."

               PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

  The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "WINEA." The following table sets forth for the periods indicated the high and low sales prices of the Class A Common Stock as reported on the Nasdaq National Market.

     FISCAL 1993                                                   HIGH   LOW
     -----------                                                  ------ ------
     1st Quarter................................................. $15.75 $10.75
     2nd Quarter.................................................  18.75  14.25
     3rd Quarter.................................................  19.50  13.50
     4th Quarter.................................................  23.75  17.50
     FISCAL 1994
     -----------
     1st Quarter................................................. $25.75 $21.00
     2nd Quarter.................................................  32.00  25.50
     3rd Quarter.................................................  30.50  20.25
     4th Quarter.................................................  30.75  22.25
     FISCAL 1995
     -----------
     1st Quarter (through October 11, 1994)...................... $34.25 $29.75

  A recent closing sale price as reported on the Nasdaq National Market is set forth on the cover page of this Prospectus.

  The Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Credit Facility prohibits and the indenture for the Notes restricts the payment of cash dividends.

                                 CAPITALIZATION

  The following table sets forth the historical short-term debt and capitalization of the Company as of May 31, 1994, the pro forma capitalization which gives effect to the Almaden/Inglenook Acquisition as if it occurred on May 31, 1994, and the pro forma capitalization as further adjusted to give effect to the sale of the Class A Common Stock by the Company offered hereby and the application of the net proceeds therefrom, as if it occurred on May 31, 1994. This table should be read in conjunction with the historical consolidated financial statements, the pro forma consolidated financial data and the related notes appearing elsewhere in this Prospectus.

                                                    AS OF MAY 31, 1994
                                             --------------------------------
                                                         PRO FORMA
                                                          FOR THE
                                                         ALMADEN/   PRO FORMA
                                                         INGLENOOK     AS
                                             HISTORICAL ACQUISITION ADJUSTED
                                             ---------- ----------- ---------
                                             (IN THOUSANDS, EXCEPT SHARE AND
                                                     PER SHARE DATA)
Short-term debt:
  Current maturities of Term Loans(a).......  $  8,000   $ 21,000   $ 21,000
  Revolving Loans(b)........................    38,000     38,000     18,442(c)
  Current maturities of other long-term debt
   and other short-term debt................       794      1,393      1,393
                                              --------   --------   --------
   Total short-term debt....................  $ 46,794   $ 60,393   $ 40,835
                                              ========   ========   ========
Long-term debt:
  Capitalized lease agreements..............  $    906   $    906   $    906
  Term Loans................................    38,000    149,938     70,380(c)
  Other.....................................     9,526     10,813     10,813
  8 3/4% Senior Subordinated Notes due 2003.   130,000    130,000    130,000
                                              --------   --------   --------
   Total long-term debt (excluding current
    maturities).............................   178,432    291,657    212,099
                                              --------   --------   --------
Stockholders' equity:
  Class A Common Stock, $.01 par value--
   60,000,000 authorized shares; 13,832,597
   shares issued and 16,982,597 shares
   issued as adjusted ......................       138        138        169
  Class B Common Stock, $.01 par value--
   20,000,000 authorized shares; 4,015,776
   shares issued............................        40         40         40
  Additional paid-in capital................   110,067    112,909    211,994
  Retained earnings.........................   104,575    104,575    104,575
                                              --------   --------   --------
                                               214,820    217,662    316,778
                                              --------   --------   --------
  Less--Treasury stock
   Class A Common Stock, 1,239,366 shares,
    at cost.................................    (5,457)    (5,457)    (5,457)
   Class B Common Stock, 625,725 shares, at
    cost....................................    (2,207)    (2,207)    (2,207)
                                              --------   --------   --------
                                                (7,664)    (7,664)    (7,664)
                                              --------   --------   --------
   Total stockholders' equity...............   207,156    209,998    309,114
                                              --------   --------   --------
   Total capitalization.....................  $385,588   $501,655   $521,213
                                              ========   ========   ========

- ------------
(a) In addition, the Company had $28.2 million in undrawn letters of credit.
(b) Under the terms of the Company's Credit Facility, for 30 consecutive days at any time during the last two quarters of each fiscal year, the aggregate outstanding principal amount of the Revolving Loans combined with the revolving letters of credit cannot exceed $50 million. The Credit Facility expires in June 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Liquidity and Capital Resources."
(c) The Company intends to borrow additional Term Loans in the aggregate principal amount of $47.0 million by November 3, 1994, the proceeds of which will be used to repay Revolving Loans to be incurred to finance the 1994 grape harvest. As of September 30, 1994, outstanding borrowings under the Revolving Loans were $34.0 million.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

                                  (UNAUDITED)

  The following pro forma consolidated financial data of the Company consists of a Pro Forma Condensed Consolidated Balance Sheet (unaudited) (the "Pro Forma Balance Sheet"), a 1993 Fiscal Year Pro Forma Condensed Consolidated Statement of Income (unaudited) (the "1993 Fiscal Year Pro Forma Statement of Income") and a 1994 Nine Month Pro Forma Condensed Consolidated Statement of Income (unaudited) (the "1994 Nine Month Pro Forma Statement of Income" and, together with the Pro Forma Balance Sheet and the 1993 Fiscal Year Pro Forma Statement of Income, the "Pro Forma Statements").

  The Pro Forma Balance Sheet reflects the combination of the balance sheets of the Company as of May 31, 1994 and the Almaden/Inglenook Product Lines as of August 5, 1994, as adjusted for the Almaden/Inglenook Acquisition, the Offer-ings and the exercise of the Options. The Pro Forma Balance Sheet is presented as if the Almaden/Inglenook Acquisition and the Offerings had been consummated on May 31, 1994.

  The 1993 Fiscal Year Pro Forma Statement of Income reflects the combination of the income statements of the Company for the year ended August 31, 1993, Barton for the 10-month period ended June 28, 1993, Vintners for the year ended July 31, 1993 and the Almaden/Inglenook Product Lines for the year ended September 30, 1993, as adjusted for (i) the Barton Acquisition, (ii) the Vintners Acquisition, the Notes Offering and the Conversion, (iii) the Almaden/Inglenook Acquisition and (iv) the Offerings and the exercise of the Options. The 1993 Fiscal Year Pro Forma Statement of Income is presented as if such transactions were consummated on September 1, 1992.

  The 1994 Nine Month Pro Forma Statement of Income reflects the combination of the income statements for the Company for the nine months ended May 31, 1994, Vintners for the six weeks ended October 15, 1993 and the Almaden/Inglenook Product Lines for the nine months ended June 30, 1994, as adjusted for (i) the Vintners Acquisition, the Notes Offering and the Conversion, (ii) the Almaden/Inglenook Acquisition and (iii) the Offerings and the exercise of the Options. The 1994 Nine Month Pro Forma Statement of Income is presented as if such transactions were consummated on September 1, 1993.

  The Pro Forma Statements should be read in conjunction with the separate historical financial statements of the Company, Barton, Vintners and the Almaden/Inglenook Product Lines, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in this Prospectus or incorporated herein by reference. The Pro Forma Statements are based upon currently available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The Pro Forma Statements do not purport to represent what the Company's financial position or results of operations would actually have been if the aforementioned transactions in fact had occurred on such date or at the beginning of the period indicated or to project the Company's financial position or results of operations at any future date or for any future period.

                         CANANDAIGUA WINE COMPANY, INC.
                      AND ALMADEN/INGLENOOK PRODUCT LINES

           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                            PRO FORMA
                                  HISTORICAL               ADJUSTMENTS
                          --------------------------- ------------------------
                                          ALMADEN/
                                         INGLENOOK      FOR THE
                            COMPANY    PRODUCT LINES   ALMADEN/
                             AS OF         AS OF       INGLENOOK      FOR THE       PRO FORMA
                          MAY 31, 1994 AUGUST 5, 1994 ACQUISITION    OFFERINGS     CONSOLIDATED
                          ------------ -------------- -----------    ---------     ------------
                                                  (IN THOUSANDS)
ASSETS:
Cash and cash
 equivalents............   $   1,540     $     --                                   $   1,540
Accounts receivable,
 net....................      98,248           --                                      98,248
Inventories.............     215,516       106,938     $ (28,687)(a)                  293,767
Prepaid expenses and
 other current assets...      19,461           901                                     20,362
Property, plant and
 equipment, net.........     167,698        46,814         6,390 (a)                  220,902
Other assets............      77,306        22,992        25,550 (a)                  129,448
                                                           3,600 (b)
                           ---------     ---------     ---------     ---------      ---------
  Total assets..........   $ 579,769     $ 177,645     $   6,853     $     --       $ 764,267
                           =========     =========     =========     =========      =========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Current maturities long-
 term debt and other
 short-term debt........   $   8,794     $     599     $  13,000 (c)                $  22,393
Notes payable...........      38,000           --                    $ (19,558)(f)     18,442
Accounts payable and
 accrued liabilities....      96,656         2,465         4,203 (b)                  103,324
Other current
 liabilities............      11,399           --                                      11,399
Long-term debt
 (excluding current
 maturities)............     178,432         1,287       111,938 (c)   (79,558)(f)    212,099
Other long-term
 liabilities............       7,852           --         48,164 (a)                   56,016
Deferred income taxes...      31,480           --                                      31,480
                           ---------     ---------     ---------     ---------      ---------
  Total liabilities.....     372,613         4,351       177,305       (99,116)       455,153
Common stock............         178           --                           31 (f)        209
Additional paid-in
 capital................     110,067           --          2,842 (d)    99,085 (f)    211,994
Retained earnings.......     104,575           --                                     104,575
Heublein investment in
 product lines acquired.         --        173,294      (173,294)(e)                      --
Less: treasury stock....      (7,664)          --                                      (7,664)
                           ---------     ---------     ---------     ---------      ---------
  Total stockholders'
   equity...............     207,156       173,294      (170,452)       99,116        309,114
                           ---------     ---------     ---------     ---------      ---------
  Total liabilities and
   stockholders' equity.   $ 579,769     $ 177,645     $   6,853     $     --       $ 764,267
                           =========     =========     =========     =========      =========

                         CANANDAIGUA WINE COMPANY, INC.
                      AND ALMADEN/INGLENOOK PRODUCT LINES

      NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(a) For purchase accounting, Almaden/Inglenook Product Lines assets have been recorded at estimated fair market value subject to adjustment based on the results of an independent appraisal. The purchase price and estimated fair market value are based, in part, on the value of net assets, as defined in the asset purchase agreement, on August 5, 1994. The estimated amounts recorded for assets and liabilities acquired from Almaden/Inglenook Product Lines are not expected to differ materially from the final assigned values. Purchase accounting adjustments were recorded to reduce inventory by $28,687, to increase property, plant and equipment by $6,390, to record the excess of purchase cost over the fair market value of assets acquired of $41,508, to record $6,510 reflecting the value of the tradenames and to record the elimination of $22,468 of other assets of the Almaden/Inglenook Product Lines. These adjustments are required to record these assets at their estimated fair market values and to conform to the Company's accounting policy for inventory crush costs. The $48,164 reflects an assumed liability for losses on future non-cancelable grape purchase contracts. Inventory of Almaden/Inglenook Product Lines is stated at its acquisition cost as it is not practicable to restate this inventory on the last-in, first-out (LIFO) basis used by the Company.

   The estimated purchase price is $184,498 which consists of (i) $25,000 for the assignment of the Almaden specified brands; (ii) $500 for a covenant not to compete; (iii) estimated net assets at August 5, 1994 of $143,332; (iv) less a discount of $47,575; (v) direct acquisition costs of $3,062; (vi) financing costs of $3,600; (vii) loss reserve on future noncancelable grape purchase contracts of $48,164; (viii) severance liability to employees not retained of $1,222; (ix) liabilities assumed of $4,351; and (x) $2,842 reflecting the estimated value, subject to the results of an independent valuation, assigned to 600,000 options to purchase the Company's Class A Common Stock granted in connection with the Almaden/Inglenook Acquisition.

   Purchase Cost:
     Assignment of the Almaden specified brands...................... $ 25,000
     Covenant not to compete.........................................      500
     Estimated book value of assets..................................  143,332
     Less discount...................................................  (47,575)
                                                                      --------
       Cash purchase price...........................................  121,257
     Direct acquisition costs........................................    3,062
     Financing costs.................................................    3,600
     Loss reserve on future non-cancelable grape purchase contracts..   48,164
     Severance liability to employees not retained...................    1,222
     Liabilities assumed.............................................    4,351
     Issuance of 600,000 options to purchase the Company's Class A
      Common Stock...................................................    2,842
                                                                      --------
       Total purchase cost...........................................  184,498
     Fair market value of Almaden/Inglenook Product Lines assets including capitalized financing costs..........................  142,990
                                                                      --------
     Excess of purchase cost over fair market value of asset ac-
      quired......................................................... $ 41,508
                                                                      ========

(b) Reflects the liability of $4,203 for direct acquisition and severance costs of $2,981 and $1,222, respectively. In addition, the Company funded $81 of direct acquisition cost through Term Loan borrowings. Capitalized financing costs of $3,600 were funded through Term Loan borrowings. See notes (a) above and (c) below.

                         CANANDAIGUA WINE COMPANY, INC.
                      AND ALMADEN/INGLENOOK PRODUCT LINES

     NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)--
                                  (CONTINUED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(c) Reflects the borrowings in connection with the Almaden/Inglenook Acquisition net of an overpayment of $9.2 million at closing. The sources and application of funds in connection with the Almaden/
   Inglenook Acquisition are as follows:

   Sources of funds:
     Borrowings under the Term Loans.................................. $124,938
     Accounts payable and accrued liabilities.........................    4,203
     Options issued to purchase 600,000 shares of the Company's Class
      A Common Stock..................................................    2,842
                                                                       --------
       Total sources of funds......................................... $131,983
                                                                       ========
   Application of funds:
     Cash purchase price.............................................. $121,257
     Payment of direct acquisition costs..............................    3,062
     Payment of financing costs.......................................    3,600
     Payment of severance and other costs.............................    1,222
     Options to purchase 600,000 shares of Company's Class A Common
      Stock...........................................................    2,842
                                                                       --------
       Total uses of funds............................................ $131,983
                                                                       ========

(d) Reflects the issuance of an option to purchase 600,000 shares of the Company's Class A Common Stock, exercisable at $30.00 per share for 200,000 shares and $35.00 per share for 400,000 shares. The option has been recorded based upon an average assumed amount of $4.74 per share, which is subject to final adjustment based upon the results of an independent valuation.
(e) Reflects the elimination of the Heublein investment in the Almaden/Inglenook Product Lines.
(f) Reflects the issuance of 3,000,000 shares of the Company's Class A Common Stock in the Offerings at an assumed offering price of $33.88 per share, the proceeds from the exercise of the Options and the application of the proceeds as follows:

   Proceeds from Offerings:
     Class A Common Stock............................................. $101,625
     Exercise of Vintners options.....................................    2,737
                                                                       --------
       Total proceeds................................................. $104,362
                                                                       ========
   Application of proceeds:
     Repayment of Term Loan borrowings................................ $ 79,558
     Repayment of Revolving Loan borrowings...........................   19,558
     Transaction expenses.............................................    5,246
                                                                       --------
       Total use of proceeds.......................................... $104,362
                                                                       ========

  CANANDAIGUA WINE COMPANY, INC., BARTON INCORPORATED, VINTNERS INTERNATIONAL
               COMPANY, INC. AND ALMADEN/INGLENOOK PRODUCT LINES

     1993 FISCAL YEAR PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                            HISTORICAL
                      ----------------------------------------------------------
                                                                    ALMADEN/
                                        BARTON                      INGLENOOK
                        COMPANY       TEN MONTHS     VINTNERS     PRODUCT LINES
                       YEAR ENDED        ENDED      YEAR ENDED     YEAR ENDED
                       AUGUST 31,       JUNE 28,      JULY 31,     SEPTEMBER 30,
                         1993             1993         1993           1993
                      -----------    -----------    ----------    --------------
                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales........     $  306,308     $  200,188 (a) $  156,397      $  232,755
Cost of product
 sold............        214,931        145,167 (a)    123,405         178,229
                      ----------     ----------     ----------      ----------
Gross profit.....         91,377         55,021         32,992          54,526
Selling, general
 and
 administrative
 expenses........         59,983         36,783         30,779          39,940
                      ----------     ----------     ----------      ----------
Operating income.         31,394         18,238          2,213          14,586
Interest expense,
 net.............         (6,126)          (236)       (22,571)         (4,742)
Other expense....             --             --             --            (773)
Nonrecurring
 transaction
 costs...........             --             --         (1,789)            --
                      ----------     ----------     ----------      ----------
Income (loss)
 before
 cumulative
 effect of change
 in accounting
 principle.......         25,268         18,002        (22,147)          9,071
Provision for
 (benefit from)
 federal and
 state income
 taxes...........          9,664          6,069            --            3,951
                      ----------     ----------     ----------      ----------
Income from
 continuing
 operations......         15,604         11,933        (22,147)          5,120
Cumulative effect
 of change in
 accounting
 principle, net
 of tax..........            --             --             --            1,919
                      ----------     ----------     ----------      ----------
Net income.......     $   15,604     $   11,933     $  (22,147)     $    7,039
                      ==========     ==========     ==========      ==========
Income from
 continuing
 operations per
 common share:
  Primary........     $     1.30
  Fully diluted..     $     1.20
Cumulative effect
 of change in
 accounting
 principle per
 common share:
  Primary........     $      --
  Fully diluted..     $      --
Net income per
 common share:
  Primary........     $     1.30
  Fully diluted..     $     1.20
Weighted average
 shares
 outstanding:
  Primary........     11,963,652
  Fully diluted..     15,203,114














                                             PRO FORMA ADJUSTMENTS
                      -------------------------------------------------------------------------
                                        FOR THE
                                       VINTNERS
                                      ACQUISITION     FOR THE
                        FOR THE          NOTES        ALMADEN/
                         BARTON      OFFERING AND    INGLENOOK      FOR THE         PRO FORMA
                       ACQUISITION    CONVERSION     ACQUISITION    OFFERINGS      CONSOLIDATION
                       -----------    -----------   -------------  ----------     --------------
Net sales........                     $  1,309 (h)    $   653 (r)                   $ 897,610
Cost of product
 sold............     $  (776)(b)       (5,902)(i)     (1,995)(r)                     649,043
                                         1,000 (j)     (3,655)(s)
                                                         (463)(t)
                                                         (433)(u)
                                                         (465)(v)
                       ------         --------        -------          ------       ---------
Gross profit.....         776            6,211          7,664                         248,567
Selling, general
 and
 administrative
 expenses........        (287)(b)        1,404 (h)      3,421 (r)                     168,671
                         (509)(c)         (258)(i)       (192)(s)
                           79 (d)         (139)(k)     (1,683)(t)
                        1,300 (e)           61 (l)        427 (w)
                                            90 (m)        600 (x)
                                        (3,735)(n)
                                            68 (o)
                                           539 (p)
                      -------         --------        -------          ------       ---------
Operating income.         193            8,181          5,091                          79,896
Interest expense,
 net.............      (2,385)(f)           95 (h)     (2,328)(y)      $4,415(aa)     (19,516)
                                         7,941 (k)
                                         4,189 (o)
                                         2,232 (p)
Other expense....                                         773 (r)                         --
Nonrecurring
 transaction
 costs...........                                                                      (1,789)
                      -------         --------        -------          ------       ---------
Income (loss)
 before
 cumulative
 effect of change
 in accounting
 principle.......      (2,192)          22,638          3,536           4,415          58,590
Provision for
 (benefit from)
 federal and
 state income
 taxes...........        (833)(g)          186 (q)      1,343 (z)       1,678(aa)      22,058
                      -------         --------        -------          ------       ---------
Income from
 continuing
 operations......      (1,359)          22,452          2,192           2,737          36,532
Cumulative effect
 of change in
 accounting
 principle, net
 of tax..........                                                                       1,919
                      -------         --------        -------          ------       ---------
Net income.......     $(1,359)        $ 22,452        $ 2,192          $2,737       $  38,451
                      =======         ========        =======          ======       =========
Income from
 continuing
 operations per
 common share:
  Primary........                                                                  $     1.99
  Fully diluted..                                                                  $     1.99
Cumulative effect
 of change in
 accounting
 principle per
 common share:
  Primary........                                                                  $     0.10
  Fully diluted..                                                                  $     0.10
Net income per
 common share:
  Primary........                                                                  $     2.09
  Fully diluted..                                                                  $     2.09
Weighted average
 shares
 outstanding:
  Primary........                                                                  18,364,116(bb)
  Fully diluted..                                                                  18,368,843(bb)

  CANANDAIGUA WINE COMPANY, INC., BARTON INCORPORATED, VINTNERS INTERNATIONAL
               COMPANY, INC. AND ALMADEN/INGLENOOK PRODUCT LINES

 NOTES TO 1993 FISCAL YEAR PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(a) Historic Barton sales and cost of product sold reflect a reclassification of federal and state excise taxes and certain other items to conform to the Company's classification.
(b) Reflects the adjusted depreciation expense related to the property, plant and equipment of Barton on the assumption that the Barton Acquisition had taken place on September 1, 1992. These assets have been restated at their estimated fair market values and depreciated using the Company's depreciation methods over the remaining useful lives of the assets. The decrease in depreciation expense of $1,063, as compared to that recorded by Barton was allocated, as indicated, to cost of product sold and to selling, general and administrative expenses. Giving effect to a full year's depreciation expense for the assets acquired in the Barton Acquisition would reduce pretax income by an additional $441.
(c) Reflects the adjusted amortization expense for intangible assets. These assets have been recorded at their estimated fair market value and amortized using the Company's amortization methods over their estimated useful lives. The decrease in amortization expense of $509 as compared to that recorded by Barton was allocated to agency license agreements, distribution relationships and trade names.
(d) Reflects amortization expense of deferred financing costs of $79 over the term of the Credit Facility (72 months).
(e) Reflects the accounting for expenses associated with certain assumed liabilities in connection with the Barton Acquisition.
(f) Reflects an increase in interest expense of $2,385 relating to the debt incurred to finance the Barton Acquisition calculated at an assumed rate of 5% per annum.
(g) Reflects the additional tax benefit calculated using a combined federal and state income tax rate of 38%.
(h) Historic Vintners net sales, selling, general and administrative expenses and interest income reflect the reclassification of certain items to conform to the Company's classification.
(i) Reflects the adjusted depreciation expense related to the acquired property, plant and equipment of Vintners on the assumption that the Vintners Acquisition had taken place on September 1, 1992. These assets have been restated at their estimated fair market values and depreciated using the Company's depreciation methods over the remaining useful lives of the assets. The Company utilizes a convention whereby one-half of the annual depreciation is recorded in the year of acquisition and one-half in the year of disposition. The decrease in depreciation expense of $6,160 as compared to that recorded by Vintners was allocated, as indicated, to cost of product sold and selling, general and administrative expenses. Giving effect to a full year's depreciation expense for the assets acquired in the Vintners Acquisition would reduce pretax income by an additional $2,403.
(j) Reflects increased lease expense related to the Hammondsport lease on the assumption that the lease was entered into on September 1, 1992.
(k) Reflects the elimination of Vintners interest expense of $22,700 and amortization of debt financing costs of $139 and reflects an increase in interest expense of $14,759 relating to the debt incurred to finance the Vintners Acquisition. Interest expense was calculated using an assumed interest rate which started at 9.25% per annum and increased over the 12 month period to 11.75% per annum for the subordinated bank loan used to finance the Vintners Acquisition (the "Subordinated Bank Loan") and an assumed interest rate of 5% per annum for the Revolving Loans.
(l) Reflects amortization expense of intangible assets of $61 over 40 years using the straight-line method.
(m) Reflects amortization expense of deferred financing costs of $90 over the term of the Subordinated Bank Loan (120 months) using the effective interest method.
(n) Reflects the elimination of compensation and benefits attributable to the net reduction of certain management and sales personnel in connection with the Vintners Acquisition.
(o) Reflects the elimination of interest expense of $4,189 and amortization expense and transaction costs of $68 related to the Company's Convertible Debentures based upon an assumed conversion on September 1, 1992.
(p) Reflects the issuance of $130,000 of Notes issued by the Company in the Notes Offering and the application of the estimated net proceeds therefrom, together with additional Revolving Loans under the Credit Facility, to repay the Subordinated Bank Loan. Also, reflects the elimination of interest expense of $13,813 on the Subordinated Bank Loan, the addition of interest expense of $11,375 on the Notes utilizing an interest rate of 8.75% per annum, the addition of interest expense of $206 on the additional Revolving Loans utilizing an assumed interest rate of 5% per annum, amortization expense of direct financing costs of $411 related to the Notes, the write-off of $142 of unamortized deferred

  CANANDAIGUA WINE COMPANY, INC., BARTON INCORPORATED, VINTNERS INTERNATIONAL
               COMPANY, INC. AND ALMADEN/INGLENOOK PRODUCT LINES

    NOTES TO 1993 FISCAL YEAR PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
                        INCOME--(UNAUDITED)--(CONTINUED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    financing costs and the reversal of the current year amortization expense of $14 related to the Subordinated Bank Loan.
(q) Reflects the additional tax expense assuming that the pro forma income before taxes is reduced by Vintners historical net loss using a combined federal and state income tax rate of 38%.
(r) Historic Almaden/Inglenook Product Lines' net sales, costs of product sold, selling, general and administrative expenses and other expense reflect the reclassification of certain items to conform to the Company's classification. See notes to "Selected Historical Financial Data."
(s) Reflects the adjusted depreciation expense related to the acquired property, plant and equipment of Almaden/Inglenook Product Lines on the assumption that the Almaden/Inglenook Acquisition had taken place on September 1, 1992. These assets have been restated at their estimated fair market values and depreciated using the Company's depreciation methods over the remaining useful lives of the assets. The Company utilizes a convention whereby one-half of the annual depreciation is recorded in the year of acquisition and one-half in the year of disposition. The decrease in depreciation expense of $3,847, as compared to that recorded by Almaden/Inglenook Product Lines, was allocated, as indicated, to cost of product sold and selling, general and administrative expenses. Giving effect to a full year's depreciation expense for the assets acquired in the Almaden/Inglenook Acquisition would reduce pretax income by an additional $1,648.
(t) Reflects the elimination of compensation and benefits attributable to the net reduction of certain management and sales personnel in connection with the Almaden/Inglenook Acquisition.
(u) Reflects the elimination of postretirement expense benefits of $433 as the liability to existing retirees was not assumed by the Company and no postretirement benefits will be offered to the new Almaden/Inglenook Product Lines employees hired by the Company at the date of the Almaden/Inglenook Acquisition.
(v) Reflects the elimination of $465 of repair and maintenance expense to conform to the Company's policy of capitalizing the cost of betterments which extend the life of the asset.
(w) Reflects the adjusted amortization expense for intangible assets. These assets have been recorded at their estimated fair market value and amortized using the Company's amortization methods over their estimated useful lives. The increase in amortization expense of $427 as compared to that recorded by Almaden/Inglenook Product Lines was allocated to goodwill and trade names.
(x) Reflects amortization expense of deferred financing costs of $600 over the term of the bank loan (72 months) using the effective interest method.
(y) Reflects the elimination of Almaden/Inglenook Product Lines allocated interest expense of $4,742 and reflects an increase in interest expense of $7,070 relating to the debt incurred to finance the Almaden/Inglenook Acquisition and to reflect the Company's interest cost to finance the annual grape harvest. Interest expense was calculated using an assumed interest rate of 4.5% per annum on the Term Loans and Revolving Loans.
(z) Reflects the additional tax expense calculated using a combined federal and state income tax rate of 38%.
(aa) Reflects the reduction of interest expense by $4,415 after application of the net proceeds from the Offerings to prepay $79,558 of the Term Loan borrowings and $19,559 of the Revolving Loan borrowings. Interest expense was calculated using an assumed interest rate of 4.5% per annum. Also reflects the related tax effect calculated using a combined federal and state income tax rate of 38%.
(bb) Reflects the historical weighted average shares outstanding adjusted for the assumed conversion of the Company's Convertible Debentures and the assumed exercise of options to purchase 350,000 shares (adjusted for the assumed exercise of 150,000 shares discussed below) and 600,000 shares of the Company's Class A Common Stock in connection with the Vintners Acquisition and the Almaden/Inglenook Acquisition, respectively. For purposes of calculating primary net income per share, the effects of the exercise of the Vintners and the Almaden/Inglenook Product Line options determined under the treasury stock method was antidilutive. For purposes of calculating fully diluted earnings per share, the effects of the exercise of the Vintners options determined under the treasury stock method increased the weighted average shares by 62,921, and the effects of exercise of the Almaden/Inglenook Product Lines options determined under the treasury stock method is antidilutive. Also reflects the issuance of 3,000,000 shares of the Company's Class A Common Stock and the exercise of the Options for 150,000 shares in connection with the Offerings.

    CANANDAIGUA WINE COMPANY, INC., VINTNERS INTERNATIONAL COMPANY, INC. AND
                        ALMADEN/INGLENOOK PRODUCT LINES

      1994 NINE MONTH PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                    HISTORICAL                          PRO FORMA ADJUSTMENTS
                    -------------------------------------------- ------------------------------------------
                                                                   FOR THE
                                                     ALMADEN/      VINTNERS
                                                     INGLENOOK   ACQUISITION,
                    COMPANY FOR     VINTNERS FOR   PRODUCT LINES    NOTES          FOR THE
                      THE NINE        THE SIX      FOR THE NINE    OFFERING       ALMADEN/
                    MONTHS ENDED    WEEKS ENDED    MONTHS ENDED      AND          INGLENOOK       FOR THE       PRO FORMA
                    MAY 31, 1994  OCTOBER 15, 1993 JUNE 30, 1994  CONVERSION     ACQUISITION     OFFERINGS     CONSOLIDATED
                    ------------  ---------------- ------------- ------------    -----------     ----------    ------------
                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales.........  $   448,739     $    17,263     $   180,514                  $    4,299 (k)                 $  650,815
Cost of product
 sold.............      319,640          13,999         140,140   $     (700)(a)      2,310 (k)                    472,145
                                                                         125 (b)     (2,343)(l)
                                                                                       (344)(m)
                                                                                       (325)(n)
                                                                                       (357)(o)
                    -----------     -----------     -----------   ----------     ----------      ----------     ----------
Gross profit......      129,099           3,264          40,374          575          5,358                        178,670
Selling, general
 and
 administrative
 expenses.........       87,109           3,789          29,473          (23)(a)      2,569 (k)                    121,911
                                                                         (55)(c)       (123)(l)
                                                                           8 (d)        320 (p)
                                                                           9 (e)        450 (q)
                                                                        (467)(f)     (1,251)(m)
                                                                         (20)(g)
                                                                         137 (h)
                                                                         (14)(i)
                    -----------     -----------     -----------   ----------     ----------      ----------     ----------
Operating income..       41,990            (525)         10,901        1,000          3,393                         56,759
Interest expense,
 net..............      (12,846)         (2,788)         (4,131)         (55)(c)     (1,521)(r)  $    3,529(t)     (15,753)
                                                                         682 (g)
                                                                         313 (h)
                                                                       1,063 (i)
Other expense.....          --              --             (580)         --             580 (k)                        --
Nonrecurring
 transaction
 costs............          --             (953)            --                                                        (953)
                    -----------     -----------     -----------   ----------     ----------      ----------     ----------
Income (loss)
 before provision
 for (benefit
 from) federal and
 state income
 taxes............       29,144          (4,266)          6,190        3,003          2,452           3,529         40,053
Provision for
 (benefit from)
 federal and state
 income taxes.....       11,094             --            2,777        (480)(j)         932 (s)       1,341(t)      15,664
                    -----------     -----------     -----------   ----------     ----------      ----------     ----------
Net income........  $    18,050     $    (4,266)    $     3,413   $    3,483     $    1,520      $    2,188     $   24,389
                    ===========     ===========     ===========   ==========     ==========      ==========     ==========
Net income per
 common share:
 Primary..........  $      1.16                                                                                 $     1.30
 Fully diluted....  $      1.13                                                                                 $     1.25
Weighted average
 shares
 outstanding:
 Primary..........   15,590,328                                                                                 18,713,577 (u)
 Fully diluted....   16,329,966                                                                                 19,452,577 (u)

                        CANANDAIGUA WINE COMPANY, INC.,
    VINTNERS INTERNATIONAL COMPANY, INC. AND ALMADEN/INGLENOOK PRODUCT LINES

 NOTES TO 1994 NINE MONTH PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(a) Reflects the adjusted depreciated expense related to the acquired property, plant, and equipment of Vintners on the assumption that the Vintners Acquisition had taken place on September 1, 1993. These assets have been restated at their estimated fair market values and depreciated using the Company's depreciation methods over the remaining useful lives of the assets. The Company utilizes a convention whereby one-half of the annual depreciation is recorded in the year of acquisition and one-half in the year of disposition. The decrease in depreciation expense of $723 as compared to that recorded by Vintners was allocated, as indicated, to cost of product sold and selling, general and administrative expenses. Giving effect to a full nine months' depreciation expense for the assets acquired in the Vintners Acquisition would reduce pretax income by an additional $1,803.

(b) Reflects increased lease expense related to the Hammondsport lease on the assumption that the lease was entered into on September 1, 1993.

(c) Historic Vintners selling, general and administrative expenses and interest income reflect the reclassification of certain items to conform to the Company's classification.

(d) Reflects amortization expense of intangible assets of $8 over 40 years using the straight-line method.

(e) Reflects amortization expense of deferred financing costs of $9 over the term of the Subordinated Bank Loan (120 months) using the effective interest method.

(f) Reflects the elimination of compensation and benefits attributable to the net reduction of certain management and sales personnel in connection with the Vintners Acquisition.

(g) Reflects the elimination of interest expense of $682 and amortization expense and transaction costs of $20 related to the Convertible Debentures based upon an assumed conversion on September 1, 1993.

(h) Reflects the Notes Offering, together with additional Revolving Loans under the Credit Facility, to repay the Subordinated Bank Loan. Also, reflects the elimination of interest expense of $1,803 on the Subordinated Bank Loan, the addition of interest expense of $1,422 on the Notes utilizing an interest rate of 8.75% per annum, the addition of interest expense of $68 on the additional Revolving Loans utilizing an assumed interest rate of 5% per annum, and amortization expense of direct financing costs of $137 related to the Notes.

(i) Reflects the elimination of Vintners interest expense of $2,846 and amortization of debt financing costs of $14 and reflects an increase in interest expense of $1,783 relating to the debt incurred to finance the Vintners Acquisition. Interest expense was calculated using an assumed interest rate which started at 9.25% per annum and increased over the 9 month period to 11.25% per annum for the Subordinated Bank Loan and an assumed interest rate of 5% per annum for the Revolving Loans.

(j) Reflects the additional tax benefit assuming that the pro forma income before taxes is reduced by Vintners historical net loss using a combined federal and state income tax rate of 38%.

(k) Historic Almaden/Inglenook Product Lines' net sales, cost of product sold, selling, general and administrative expenses and other expense reflect the reclassification of certain items to conform to the Company's classification.

(l) Reflects the adjusted depreciation expense related to the acquired property, plant and equipment of Almaden/Inglenook Product Lines on the assumption that the Almaden/Inglenook Acquisition had taken place on September 1, 1993. These assets have been restated at their estimated fair market values and depreciated using the Company's depreciation methods over the remaining useful lives of the assets.
   The Company utilizes a convention whereby one-half of the annual depreciation is recorded in the year

                        CANANDAIGUA WINE COMPANY, INC.,
    VINTNERS INTERNATIONAL COMPANY, INC. AND ALMADEN/INGLENOOK PRODUCT LINES

NOTES TO 1994 NINE MONTH PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)--(CONTINUED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

   of acquisition and one-half in the year of disposition. The decrease in depreciation expense of $2,466, as compared to that recorded on a historical basis was allocated, as indicated, to cost of product sold and selling, general and administrative expenses. Giving effect to a full nine months' depreciation expense for the assets acquired in the Almaden/Inglenook Acquisition would reduce pretax income by an additional $1,236.

(m) Reflects the elimination of compensation and benefits attributable to the net reduction of certain management and sales personnel in connection with the Almaden/Inglenook Acquisition.

(n) Reflects the elimination of postretirement expense benefits of $325 as the liability to existing retirees was not assumed by the Company and no postretirement benefits will be offered to the new Almaden/Inglenook Product Lines employees hired by the Company at the date of the Almaden/Inglenook Acquisition.

(o) Reflects the elimination of $357 of repair and maintenance expense to conform to the Company's capitalization policy.

(p) Reflects the adjusted amortization expense for intangible assets. These assets have been recorded at their estimated fair market value and amortized using the Company's amortization methods over their estimated useful lives. The increase in amortization expense of $320 as compared to that recorded on a historical basis was allocated to goodwill and trade names.

(q) Reflects amortization expense of deferred financing costs of $450 over the term of the bank loan (72 months) using the effective interest method.

(r) Reflects the elimination of Almaden/Inglenook Product Lines allocated interest expense of $4,131 and reflects an increase in interest expense of $5,652 relating to the debt incurred to finance the Almaden/Inglenook Acquisition and to reflect the Company's interest cost to finance the annual grape harvest. Interest expense was calculated using an assumed interest rate of 4.8% per annum on the Term Loans and Revolving Loans.

(s) Reflects the additional tax expense calculated using a combined federal and state income tax rate of 38%.

(t) Reflects the reduction of interest expense by $3,529 after application of the net proceeds from the Offerings to prepay $79,558 of Term Loan borrowings and $19,558 of the Revolving Loan borrowings. Interest expense was calculated using an assumed interest rate of 4.8% per annum. Also reflects the related tax effect calculated using a combined federal and state income tax rate of 38%.

(u) Reflects the historical weighted average shares outstanding adjusted for the assumed conversion of the Company's Convertible Debentures and the assumed exercise of options to purchase 350,000 shares (adjusted for the assumed exercise of 150,000 shares discussed below) and 600,000 shares of the Company's Class A Common Stock in connection with the Vintners Acquisition and the Almaden/Inglenook Acquisition, respectively. For purposes of calculating primary net income per share, the effects of the exercise of 150,000 Options determined under the treasury stock method decreased the weighted average shares by 43,924 as compared to historical weighted average shares outstanding which included all 500,000 shares, and the effect of the exercise of the Almaden/Inglenook Product Line options determined under the treasury stock method is antidilutive. For purposes of calculating fully diluted earnings per share, the effects of the exercise of 150,000 Options determined under the treasury stock method decreased the weighted average shares by 46,278, as compared to historical weighted average shares outstanding which included all 500,000 shares, and the effects of exercise of the Almaden/Inglenook Product Lines options determined under the treasury stock method is antidilutive. Also reflects the issuance of 3,000,000 shares of the Company's Class A Common Stock and the exercise of 150,000 Options in connection with the Offerings.

                       SELECTED HISTORICAL FINANCIAL DATA

                         CANANDAIGUA WINE COMPANY, INC.

  The following selected historical consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The summary financial information for each of the five fiscal years ended August 31, 1993 is derived from the Company's consolidated financial statements for such fiscal years, which financial statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereon. The summary financial information for the nine months ended May 31, 1993 and May 31, 1994 and as of May 31, 1994 has been derived from the unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results of operations for such periods. The financial information for the nine months ended May 31, 1993 and May 31, 1994 is not necessarily indicative of the results of operation for a full fiscal year.

                                                                             NINE MONTHS
                                                                                ENDED
                                     YEAR ENDED AUGUST 31,                     MAY 31,
                          ----------------------------------------------- -----------------
                            1989      1990      1991    1992(A)  1993(B)    1993   1994(C)
                          --------  --------  --------  -------- -------- -------- --------
                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...............  $164,261  $179,845  $176,559  $245,243 $306,308 $190,386 $448,739
Cost of product sold....   123,574   136,220   131,064   174,685  214,931  132,745  319,640
                          --------  --------  --------  -------- -------- -------- --------
 Gross profit...........    40,687    43,625    45,495    70,558   91,377   57,641  129,099
Selling, general and ad-
 ministrative expenses..    33,156    33,355    30,183    46,491   59,983   37,540   87,109
                          --------  --------  --------  -------- -------- -------- --------
 Operating income.......     7,531    10,270    15,312    24,067   31,394   20,101   41,990
Interest expense, net...     4,295     3,842     3,631     6,183    6,126    4,186   12,846
                          --------  --------  --------  -------- -------- -------- --------
Income before provision
 for income taxes.......     3,236     6,428    11,681    17,884   25,268   15,915   29,144
Provision for federal
 and state income taxes.       885     1,992     3,971     6,528    9,664    5,968   11,094
                          --------  --------  --------  -------- -------- -------- --------
 Net income.............  $  2,351  $  4,436  $  7,710  $ 11,356 $ 15,604 $  9,947 $ 18,050
                          ========  ========  ========  ======== ======== ======== ========
Net income per common
 share:
 Primary................  $   0.23  $   0.46  $   0.84  $   1.08 $   1.30 $   0.84 $   1.16
 Fully diluted..........        (d)       (d)       (d) $   1.01 $   1.20 $   0.79 $   1.13
Weighted average number
 of shares:
 Primary................    10,172     9,631     9,202    10,527   11,964   11,775   15,590
 Fully diluted..........        (d)       (d)       (d)   13,820   15,203   15,068   16,330
                                        AS OF AUGUST 31,
                          -----------------------------------------------   AS OF MAY 31,
                            1989      1990      1991      1992     1993         1994
                          --------  --------  --------  -------- -------- -----------------
BALANCE SHEET DATA:
Total assets............  $140,232  $142,868  $147,207  $217,835 $355,182     $579,768
Long-term debt (exclud-
 ing current maturi-
 ties)..................    63,962    63,106    62,278    61,909  108,303      178,432
Stockholders' equity....    42,773    47,203    51,975    95,549  126,104      207,157

- ------------
(a) The Company acquired Guild on October 1, 1991 and accounted for this acquisition utilizing the purchase method of accounting. Guild's results of operations have been included in the Company's results of operations since October 1, 1991.
(b) The Company acquired Barton on June 29, 1993 and accounted for this acquisition utilizing the purchase method of accounting. Barton's results of operations have been included in the Company's results of operations since June 29, 1993.
(c) The Company acquired substantially all of the assets and businesses of Vintners on October 15, 1993 and accounted for the acquisition utilizing the purchase method of accounting. Vintners' result of operations have been included in the Company's results of operations since October 15, 1993. The Company's results of operations for the nine months ended May 31, 1994 do not include the results of the Almaden/Inglenook Product Lines which were acquired on August 5, 1994.
(d) Substantially all of the Company's Convertible Debentures were converted on or prior to November 19, 1993. The effect of considering the Conversion is antidilutive for these periods and therefore fully diluted earnings per share is not presented.

                       SELECTED HISTORICAL FINANCIAL DATA

                        ALMADEN/INGLENOOK PRODUCT LINES

  The following selected financial data should be read in conjunction with the financial statements and related notes of Almaden/Inglenook Product Lines and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations of Almaden/Inglenook Product Lines" included elsewhere herein. The selected historical financial information for each of the three years ended September 30, 1993 and as of August 5, 1994 is derived from the financial statements of the Almaden/Inglenook Product Lines for such periods, which financial statements have been audited by KPMG Peat Marwick LLP, independent public accountants as indicated in their report thereon. The data reflect financial information for assets and the identified income and expenses of the Almaden/Inglenook Product Lines of Heublein acquired by the Company on August 5, 1994. These product lines have never been operated as a separate business entity. The financial information includes net sales, cost of product sold, advertising, merchandising, promotion expense and research and development expense that substantially relate directly to the acquired product lines. All other income and expense items are allocated based on estimation and assumptions of Heublein as if the acquired product lines had been operated on a stand-alone basis during the periods presented. The Company has been informed by Heublein that it believes that the allocations are reasonable under the circumstances; however, there can be no assurances that such data will be indicative of future results of operations or what the financial position and results of operations of the acquired product lines would have been had they been operated as a separate, stand-alone entity during the period covered. See Financial Statements of Heublein Inc. for the Product Lines Acquired by Canandaigua Wine Company, Inc.

                            YEAR ENDED SEPTEMBER 30,      TEN MONTHS ENDED
                           --------------------------    ---------------------
                                                         JULY 31,    AUGUST 5,
                             1991     1992     1993        1993        1994
                           -------- -------- --------    --------    ---------
                                          (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales................  $222,425 $217,325 $233,408(a) $191,633(a) $204,460(a)
Cost of product sold(b)..   147,109  146,342  176,234(a)  141,644(a)  158,761(a)
                           -------- -------- --------    --------    --------
 Gross profit............    75,316   70,983   57,174      49,989      45,699
Selling, general and
 administrative
 expenses(b)(c)..........    42,522   46,051   43,361      35,156      34,519
                           -------- -------- --------    --------    --------
 Operating income........    32,794   24,932   13,813      14,833      11,180
Interest expense, net....     6,643    5,725    4,742       3,955       4,597
                           -------- -------- --------    --------    --------
 Income before provision
  for income taxes and
  cumulative effect of
  change in accounting
  principle..............    26,151   19,207    9,071      10,878       6,583
Provision for federal and
 state income taxes......    10,861    8,059    3,951       4,662       2,931
                           -------- -------- --------    --------    --------
 Income before cumulative
  effect of change in
  accounting principle...    15,290   11,148    5,120       6,216       3,652
Cumulative effect of
 change in accounting
 principle...............       --       --     1,919       1,919         --
                           -------- -------- --------    --------    --------
 Net income..............  $ 15,290 $ 11,148 $  7,039    $  8,135    $  3,652
                           ======== ======== ========    ========    ========

                                                                 AS OF AUGUST 5,
                                                                      1994
                                                                 ---------------
BALANCE SHEET DATA:
Total assets....................................................    $177,645
Long-term debt (excluding current maturities)...................       1,287
Heublein investment in product lines acquired...................     173,294

- ------------
(a) Historic net sales for the year ended September 30, 1993 and for the ten months ended July 31, 1993 and August 5, 1994 of $232,755, $191,553 and
    $199,619, respectively, were adjusted to reflect a reclassification of freight for delivered pricing to conform to the Company's classification of this item. Cost of product sold was adjusted by the same amount for the same periods.

                                                  (notes continued on next page)

(notes continued)

(b) Cost of product sold for the year ended September 30, 1991, 1992 and 1993 and the ten months ended July 31, 1993 and August 5, 1994 of $150,925, $149,389, $178,229, $143,568 and $156,343, respectively, was adjusted to reflect a reclassification of commissions to conform to the Company's classification of this item. Selling, general and administrative expenses were adjusted by the same amount for the same periods.
(c) Selling, general and administrative expense for the years ended September 30, 1991, 1992 and 1993 and the ten months ended July 31, 1993 and August 5, 1994 of $37,933, $42,231, $39,940, $32,508 and $31,452, respectively, were adjusted to reflect reclassification of amortization to conform to the Company's classification of this item. Other expense was adjusted by the same amount for the same periods and thereby eliminated.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RECENT DEVELOPMENTS

  On September 7, 1994, the Company announced a plan to restructure the operations of its California wineries. The Restructuring Plan will enable the Company to realize significant cost savings from the consolidation of existing facilities and the facilities acquired in the Almaden/Inglenook Acquisition. Under the Restructuring Plan, all bottling operations at the Central Cellars Winery in Lodi, California and the branded wine bottling operations at the Monterey Cellars Winery in Gonzales, California will be moved to the Mission Bell Winery located in Madera, California which was acquired by the Company in the Almaden/Inglenook Acquisition. The Monterey Cellars Winery will continue to be used as a crushing, winemaking and contract bottling facility. The Central Cellars Winery and the winery in Soledad, California will be closed and offered for sale to reduce surplus capacity. The Company anticipates that implementation of the Restructuring Plan will result in approximately 260 jobs being eliminated. As a result of the Restructuring Plan, the Company will take a restructuring charge in the fourth quarter of fiscal 1994 which it estimates will reduce after-tax income for fiscal 1994 by approximately $14.8 million, or $0.91 per share on a fully diluted basis. During fiscal 1995, implementation of the Restructuring Plan will require cash expenditures of approximately $28.0 million, including $20.0 million for capital expenditures to expand storage capacity and install certain relocated equipment. The Company expects to have the Restructuring Plan fully implemented by the end of fiscal 1995. The Company anticipates that the Restructuring Plan will result in net cost savings of approximately $1.7 million in fiscal 1995 and approximately $13.3 million of annual net cost savings beginning in fiscal 1996. See "--Financial Liquidity and Capital Resources."

RESULTS OF OPERATIONS OF THE COMPANY

  The Company has realized significant growth in sales and profitability over the last three years primarily as a result of acquisitions. The Company acquired Guild on October 1, 1991, Barton on June 29, 1993, Vintners on October 15, 1993 and the Almaden/Inglenook Product Lines on August 5, 1994. Management expects the Acquisitions to have a substantial impact on the future results of the Company's operations. The Company's results of operations discussed below should be read in conjunction with the Almaden/Inglenook Product Lines results of operations discussed below and the pro forma information included herein. The Company's results of operations for the 1992 fiscal year include only 11 months of operations of the assets acquired from Guild as compared to the 1993 fiscal year, which include such results for the complete period. The Company's results of operations for the 1993 fiscal year include the results of operations of Barton from June 29, 1993, the date of the Barton Acquisition, until the end of the period. The Company's results of operations for the nine months ended May 31, 1994 include the results of operations of Vintners from October 15, 1993, the date of the Vintners Acquisition, until the end of the period.

  The following table sets forth, for the periods indicated, certain items in the Company's consolidated statements of income expressed as a percentage of net sales:

                                                                  NINE MONTHS
                                         YEAR ENDED AUGUST 31,   ENDED MAY 31,
                                         ----------------------  --------------
                                            1992        1993      1993    1994
                                         ----------  ----------  ------  ------
Net sales..............................       100.0%      100.0%  100.0%  100.0%
Cost of product sold...................        71.2        70.2    69.7    71.2
                                         ----------  ----------  ------  ------
  Gross profit.........................        28.8        29.8    30.3    28.8
Selling, general and administrative ex-
 penses................................        19.0        19.6    19.7    19.4
                                         ----------  ----------  ------  ------
  Operating income.....................         9.8        10.2    10.6     9.4
Interest expense, net..................         2.5         1.9     2.2     2.9
                                         ----------  ----------  ------  ------
  Income before provision for income
   taxes...............................         7.3         8.3     8.4     6.5
Provision for federal and state income
 taxes.................................         2.7         3.2     3.2     2.5
                                         ----------  ----------  ------  ------
  Net income...........................         4.6%        5.1%    5.2%    4.0%
                                         ==========  ==========  ======  ======

NINE MONTHS ENDED MAY 31, 1994 COMPARED TO NINE MONTHS ENDED MAY 31, 1993

 Net Sales

  Net sales for the nine months ended May 31, 1994 increased to $448.7 million from $190.4 million for the nine months ended May 31, 1993, an increase of $258.3 million, or approximately 136%. The increase resulted from the inclusion of Barton's net sales of $186.5 million during the nine months ended May 31, 1994 and $86.7 million of net sales of Vintners' products from October 15, 1993, the date of the Vintners Acquisition. Excluding the impact of the Barton and Vintners Acquisitions, the Company's net sales decreased $14.8 million, or 7.8%, when compared to the same period a year ago. This was principally due to a decrease in net sales of the Company's non-branded products, specifically grape juice concentrate, and to lower sales of the Company's dessert wines.

  For purposes of computing the comparative data for the Company's branded wine products set forth below, sales of branded wine products acquired from Vintners have been included in the nine months ended May 31, 1994 from October 15, 1993 (the date of the Vintners Acquisition) through May 31, 1994, and included for the same period during the nine months ended May 31, 1993 prior to the Vintners Acquisition.

  Net sales and unit volume of the Company's branded wine products for the nine months ended May 31, 1994 declined 6.4% and 7.4%, respectively, as compared to the same period a year ago. These decreases were due to lower sales of branded wine products acquired from Vintners and, to a lesser extent, to lower sales of the Company's branded wine products, exclusive of branded wine products acquired from Vintners.

  Net sales and unit volume of the Company's varietal table wine brands for the nine months ended May 31, 1994 increased 4.0% and 7.5%, respectively, reflecting increases in substantially all of the Company's varietal table wine brands exclusive of varietal table wine brands acquired from Vintners which declined 12.1% and 2.6%, in net sales and unit volume, respectively. Net sales and unit volume of the Company's non-varietal table wine brands for the same period were down 9.1% and 8.0%, respectively, principally due to lower sales of non-varietal table wine brands acquired from Vintners. Net sales and unit volume of sparkling wine brands decreased 4.3% and 5.2%, respectively, principally due to a general decline in all of the Company's sparkling wine brands. Net sales and unit volume of the Company's dessert wine brands were down 10.2% and 12.5%, respectively, in the nine months ended May 31, 1994 versus the same period a year ago. The Company's net sales and unit volume of dessert wine brands have declined over the last three years. These declines can be attributed to a general decline in dessert wine consumption in the United States. During the nine months ended May 31, 1994, net sales of branded dessert wines constituted less than 12% of the Company's overall net sales. Notwithstanding this, net sales and unit volume of the premium dessert wine brands acquired from Vintners increased in the nine months ended May 31, 1994 versus the same period a year ago.

  Net sales and unit volume of the Company's beer brands for the nine months ended May 31, 1994 increased by 11.9% and 12.7%, respectively, when compared to Barton's net sales and unit volume for the same period a year ago, which was prior to the Barton Acquisition. These increases resulted primarily from increased sales of the Company's Corona brand and other Mexican beer brands, and increased sales of its St. Pauli Girl and Point brands. The Company's new agreement to continue to distribute Corona and its other Mexican beer brands expires in December 1998.

  Net sales and unit volume of the Company's spirits case goods for the nine months ended May 31, 1994 were down 2.3% and up slightly, respectively, as compared to Barton's net sales and unit volume for the same period a year ago. This decrease in net sales was primarily due to lower net sales of the Company's aged whisky (i.e., bourbon and Scotch brands), which was partially offset by increased net sales of the Company's liqueur, blended whiskey and Canadian whisky brands. The Company also had increased net sales of its tequila brands.

 Gross Profit

  Gross profit increased to $129.1 million in the nine months ended May 31, 1994 from $57.6 million in the nine months ended May 31, 1993, an increase of $71.5 million, or approximately 124.0%. This increase in gross profit resulted from the inclusion of Barton's and Vintners' operations into the Company's. Gross profit as a percentage of net sales decreased to 28.8% in the nine months ended May 31, 1994 from 30.3% in the nine months ended May 31, 1993. The Company's gross margin decreased primarily as a result of the inclusion of Barton's and Vintners' operations into the Company.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $87.1 million in the nine months ended May 31, 1994 from $37.5 million in the nine months ended May 31, 1993, an increase of $49.6 million, or approximately 132%. This increase resulted from the additional selling, general and administrative expenses associated with the operations of Barton and Vintners and higher advertising and promotional spending on brands of the Company owned prior to the Barton and Vintners Acquisitions.

 Interest Expense, Net

  Interest expense, net increased to $12.8 million in the nine months ended May 31, 1994 from $4.2 million in the nine months ended May 31, 1993, an increase of $8.6 million. The increase principally resulted from financing activities related to the Vintners Acquisition and the Barton Acquisition.

 Net Income

  Net income increased to $18.0 million in the nine months ended May 31, 1994 from $9.9 million in the nine months ended May 31, 1993, an increase of $8.1 million, or approximately 81%. This increase resulted primarily from the inclusion of the operations of Barton and Vintners into those of the Company.

FISCAL YEAR ENDED AUGUST 31, 1993 COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1992

 Net Sales

  Net sales for the Company's 1993 fiscal year increased to $306.3 million from $245.2 million in fiscal 1992, an increase of $61.1 million, or 24.9%. This increase resulted from the inclusion of $52.0 million of Barton's net sales since the date of the Barton Acquisition and increased net sales of grape juice concentrate, brands acquired from Guild and private label and other specialty products. These increases, however, were partially offset by a decrease in net sales of the Company's branded wine products.

  Net sales and unit volume of the Company's branded wine products, including sales of products under brands acquired from Guild for comparable 11-month periods, declined 5.1% and 10.1%, respectively, as compared to the same period a year ago. These decreases were principally due to a decline in net sales and unit volume of the Company's dessert wine brands. The change in net sales of the Company's branded wine products declined less than unit volume due to higher prices of certain brands and a favorable change in product mix.

  For the 1993 fiscal year, including sales of products acquired from Guild for comparable 11-month periods, unit volume of the Company's varietal table wine brands increased by approximately 24%, reflecting significant increases in sales of substantially all of the Company's varietal table wine brands, including Marcus James varietals imported from Brazil. Unit volume of the Company's non-varietal table wines was up slightly and unit volume of sparkling wine brands decreased by approximately 2% as compared to the same period a year ago. Unit volume of the Company's dessert wine brands, including the Richards Wild Irish Rose brand, was down approximately 19% during this period.

  The Company believes its lower dessert wine sales may be attributable to several factors including the impact of previous price increases made in response to a significant federal excise tax increase which took effect in January 1991. In addition, the Company initiated product promotions during the fourth quarter of the Company's 1992 fiscal year which resulted in higher wholesale inventories at its 1992 fiscal year end, thereby reducing dessert wine sales in the first quarter of fiscal 1993. Unit volume of the Company's dessert wines have been declining since the Company's 1990 fiscal year.

  Unit volume of the Company's beer products for the period from July 1, 1993 to August 31, 1993 increased by approximately 16% when compared to Barton's unit volume for the same period a year ago. This increase resulted primarily from increased sales of Corona and the Company's other Mexican beer brands and from increased sales of St. Pauli Girl. Barton began to distribute St. Pauli Girl on July 1, 1992 and net sales of St. Pauli Girl through August 31, 1992 were adversely affected by high levels of wholesaler inventories existing at the time Barton acquired the rights to distribute this brand. For the same two month period, unit volume of the Company's spirits case goods increased slightly as compared to Barton's unit volume for the same period a year ago.

 Gross Profit

  Gross profit increased to $91.4 million in fiscal 1993 from $70.6 million in fiscal 1992, an increase of $20.8 million, or 29.5%. The increase in gross profit resulted from the inclusion of Barton's operations into the Company's and increased sales of grape juice concentrate. Gross profit as a percentage of net sales increased to 29.8% in fiscal 1993 from 28.8% in the prior year. Gross margins improved primarily as a result of higher gross profit margins on net sales of grape juice concentrate and Cook's sparkling wines.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $60.0 million in fiscal 1993 from $46.5 million in fiscal 1992, an increase of $13.5 million, or 29.0%. This increase resulted from the inclusion of the expenses of Barton's operations into the Company's and higher promotional and advertising spending with respect to brands acquired from Guild.

 Interest Expense, Net

  Interest expense, net decreased to $6.1 million in fiscal 1993 from $6.2 million in fiscal 1992 due to lower average outstanding debt balances and lower interest rates which were somewhat offset by increased interest expense from borrowings incurred to acquire Barton.

 Net Income

  Net income increased to $15.6 million in fiscal 1993 from $11.4 million in fiscal 1992, an increase of $4.2 million, or 37.4%. Net income as a percentage of net sales increased to 5.1% in fiscal 1993 from 4.6% in fiscal 1992.

RESULTS OF OPERATIONS OF ALMADEN/INGLENOOK PRODUCT LINES

  The Company acquired certain brands and other assets, including the Almaden and Inglenook brands, on August 5, 1994 from Heublein. The Company did not operate the Almaden/Inglenook Product Lines during the periods presented below. The discussions below are based on the Company's understanding of Almaden/Inglenook Product Lines results of operations. The following table sets forth, for the periods indicated, certain items in the financial statements of Heublein for the Almaden/Inglenook Product Lines expressed as percentage of net sales. Net sales, cost of product sold and selling, general and administrative expenses reflect a reclassification of freight for delivered pricing for the year ended September 30, 1993 and the ten months ended July 31, 1993 and August 5, 1994 and selling general and administrative expenses reflect a reclassification of amortization and commissions to conform to the Company's classification of these items. See "Selected Historical Financial Data."

                                 YEAR ENDED SEPTEMBER 30,      TEN MONTHS ENDED
                                ----------------------------  ------------------
                                                              JULY 31, AUGUST 5,
                                  1991      1992      1993      1993     1994
                                --------  --------  --------  -------- ---------
Net sales.....................     100.0%    100.0%    100.0%  100.0%    100.0%
Cost of product sold..........      66.1      67.3      75.5    73.9      77.6
                                --------  --------  --------   -----     -----
  Gross profit................      33.9      32.7      24.5    26.1      22.4
Selling, general and adminis-
 trative expenses.............      19.2      21.2      18.5    18.4      16.9
                                --------  --------  --------   -----     -----
  Operating income............      14.7      11.5       6.0     7.7       5.5
Interest expense, net.........       3.0       2.6       2.0     2.1       2.2
Provision for income tax......       4.9       3.8       1.8     2.4       1.5
Cumulative effect of change in
 accounting principles net of
 tax..........................       --        --        0.8     1.0       --
                                --------  --------  --------   -----     -----
  Net income..................       6.8%      5.1%      3.0%    4.2%      1.8%
                                ========  ========  ========   =====     =====

TEN MONTHS ENDED AUGUST 5, 1994 COMPARED TO THE TEN MONTHS ENDED JULY 31, 1993

 Net Sales

  Net sales for the Almaden/Inglenook Products Lines increased to $204.5 million for the ten months ended August 5, 1994 from $191.6 million for the ten months ended July 31, 1993, an increase of $12.8 million, or 6.7%. During this period, the Almaden/Inglenook Product Lines, particularly the Inglenook brand, benefited from the continued strong growth in varietal table wine sales and the favorable effect of newly introduced packaging. Net sales also benefited from increased net sales of grape juice concentrate.

 Gross Profit

  Gross profit of the Almaden/Inglenook Product Lines decreased to $45.7 million for the ten months ended August 5, 1994 from $50.0 million for the ten months ended July 31, 1993, a decrease of $4.2 million, or 8.6%. Gross profit as a percentage of net sales decreased to 22.4% for the ten months ended August 5, 1994 from 26.1% for the ten months ended July 31, 1993. This decrease was primarily the result of increased California grape costs and, to a lesser extent, lower selling prices for branded wine products. These lower selling prices were coupled with a reduction and elimination of certain promotional allowances.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses for the Almaden/Inglenook Product Lines decreased to $34.5 million for the ten months ended August 5, 1994 from $35.2 million for the ten months ended July 31, 1993, a decrease of $0.7 million or a decrease of 1.8%. This decrease resulted from a reduction and elimination of certain promotional allowances which partially offset the reduction in gross profit.

 Interest Expense, Net

  Interest expense, net, for the Almaden/Inglenook Product Lines increased to $4.6 million for the ten months ended August 5, 1994 from $4.0 million for the ten months ended July 31, 1993, an increase of 15.2%. Interest expense during this period was significantly impacted by $14.7 million of capital expenditures invested in the concentrate business between August 1992 and June 1994.

 Net Income

  Net income for the Almaden/Inglenook Product Lines decreased to $3.7 million for the ten months ended August 5, 1994 from $8.1 million for the ten months ended July 31, 1993, a decrease of $4.4 million, or 54.3%.

FISCAL YEAR ENDED SEPTEMBER 30, 1993 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1992

 Net Sales

  Net sales for the Almaden/Inglenook Product Lines increased to $233.4 million for the fiscal year ended September 30, 1993, an increase of $16.1 million, or 7.4%, from $217.3 million for the fiscal year ended September 30, 1992. This was primarily the result of improved unit volume sales and increased prices of grape juice concentrate and, to a lesser extent, an increase in net sales and unit volume of Inglenook products.

 Gross Profit

  Gross profit for the Almaden/Inglenook Product Lines declined to $57.2 million in fiscal year 1993 from $71.0 million in fiscal year 1992, a decrease of $13.8 million, or 19.5%. Gross profit for the Almaden/Inglenook Product Lines as a percentage of net sales decreased to 24.5% for the fiscal year ended September 30, 1993 from 32.7% for the same period a year ago. The gross margin decreased primarily as a result of higher grape costs, lower margins on grape juice concentrate and lower selling prices on branded wine products.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses for the Almaden/Inglenook Product Lines decreased to $43.4 million for the fiscal year ended September 30, 1993 from $46.1 million for the same period a year ago, a decrease of $2.7 million or approximately 5.8%. The decrease is primarily the result of decreased advertising and promotional spending which partially offset the reduction in gross profit.

 Interest Expense, Net

  Interest expense, net for the Almaden/Inglenook Product Lines decreased to $4.7 million in fiscal year 1993 from $5.7 million in fiscal year 1992, a decrease of $1.0 million, or 17.2%. The decline was attributable to lower debt levels and lower interest rates, partially offset by an increase in the percentage relationship of net assets associated with the Almaden/Inglenook Product Lines to total net assets of Heublein.

 Cumulative Effect of Change in Accounting Principle

  A comprehensive review of the accounting principles employed to capitalize manufacturing overheads associated with bulk wine inventory was performed during fiscal year 1993. As a result, a one-time benefit of $1.9 million was recorded net of taxes.

 Net Income

  Net income for the Almaden/Inglenook Product Lines declined to $7.0 million for the fiscal year ended September 30, 1993 from $11.1 million for the fiscal year ended September 30, 1992, a decrease of $4.1 million, or 36.9%.

FISCAL YEAR ENDED SEPTEMBER 30, 1992 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1991

 Net Sales

  Net sales for the Almaden/Inglenook Product Lines decreased to $217.3 million for the fiscal year ended September 30, 1992 from $222.4 million for fiscal year ended September 30, 1991, a decrease of $5.1 million, or 2.3%. The decline was primarily the result of a reduction in net sales of branded wine products, partially offset by increased net sales of grape juice concentrate.

 Gross Profit

  Gross profit for the Almaden/Inglenook Product Lines declined for the fiscal year ended September 30, 1992 to $71.0 million from $75.3 million for the fiscal year ended September 30, 1991, a decrease of $4.3 million, or 5.8%. Gross profit as a percentage of net sales decreased to 32.7% for the fiscal year ended September 30, 1992 from 33.9% for the same period a year prior. The decline was primarily attributable to lower unit volume and net sales of branded wine products.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses for the Almaden/Inglenook Product Lines increased to $46.1 million for the fiscal year ended September 30, 1992 from $42.5 million from the same period a year prior, an increase of $3.5 million or approximately 8.3%. The increase is primarily the result of increased advertising and promotional spending.

 Interest Expense, Net

  Interest expense, net, for the Almaden/Inglenook Product Lines declined to $5.7 million for the fiscal year ended September 30, 1992 from $6.6 million for the fiscal year ended September 30, 1991, a decrease of $0.9 million, or 13.6%. The decrease was the result of lower levels of debt and lower interest rates in fiscal year 1992 versus fiscal year 1991, partially offset by an increase in the percentage relationship of net assets associated with the Almaden/Inglenook Product Lines to total net assets of Heublein.

 Net Income

  Net income for the Almaden/Inglenook Product Lines decreased to $11.1 million for the fiscal year ended September 30, 1992 from $15.3 million for the fiscal year ended September 30, 1991, a decline of $4.2 million, or 27.5%. The decline is primarily the result of reduced net sales of branded wine products and increased promotion expenses, partially offset by increased net sales of grape juice concentrate and lower interest expense.

FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal use of cash in its operating activities is for purchasing and carrying inventory of raw materials and finished goods. The Company's primary source of liquidity has historically been cash flow from operations, except during the annual fall grape harvests when the Company has relied on short-term borrowings. The annual grape crush normally begins in August and runs through November. The Company generally begins purchasing grapes in August with payments for such grapes beginning to come due in September. The Company's short-term borrowings to support such purchases generally reach their highest levels in November or December. Historically, the Company has used cash flow from operations to repay its short-term borrowings.

  As of May 31, 1994, the Company's current assets and liabilities increased from August 31, 1993 due in large part to the Vintners Acquisition. Net of the effect of the Vintners Acquisition, current assets decreased principally as a result of normal seasonal sales trends resulting in lower inventory levels. Current liabilities similarly decreased due primarily to a decrease in accounts payable associated with the grape harvest offset by increased short-term borrowings to partially fund those payments.

  In connection with the Almaden/Inglenook Acquisition, the Company increased its borrowing capacity under the Credit Facility. The Company borrowed $134.2 million under the term loan facility to fund the Almaden/Inglenook Acquisition. As of September 30, 1994, the Company had outstanding Term Loans of $177.0 million, $34.0 million of Revolving Loans, and $2.64 million outstanding under revolving letters of credit. As of September 30, 1994, the Company had $148.4 million available under Revolving Loans and $47.0 million available under Term Loans. Any amounts not borrowed under the term loan facility by November 3, 1994 will be unavailable for future borrowings. The Company anticipates that it will borrow the maximum amount under Term Loans by such date in order to provide additional working capital and fund capital expenditures as a result of the Almaden/Inglenook Acquisition and, initially, to repay Revolving Loans.

  The Company's Credit Facility provides for (i) a $224 million term loan facility due in June 2000, (ii) a $185 million revolving credit facility, which expires in June 2000 and (iii) an existing $28.2 million letter of credit related to the Barton Acquisition (the "Barton Letter of Credit"). The Term Loans borrowed under the Credit Facility may be either base rate loans or eurodollar base rate loans. Base rate loans have an interest rate equal to the higher of either the Federal Funds rate plus 0.5% or the prime rate. Eurodollar rate loans have an interest rate equal to LIBOR plus 1.25%. The current interest rate for both base rate and eurodollar rate loans may be increased by up to 0.25% and eurodollar rate loans may be decreased by up to 0.625%, depending on the Company's debt ratio and long-term senior secured securities' ratings. The principal of the Term Loans is to be repaid in 22 quarterly installments of $7 million each beginning December 15, 1994, with a final quarterly payment of $70 million due June 15, 2000. The Company may prepay the principal of the Term Loan and the Revolving Loans at its discretion and must prepay the principal with, among other sources of funds, 65% of its annual excess cash flow, proceeds from the sale of certain assets and the first $60 million of the net proceeds from any issuance of equity plus 50% of any net proceeds in excess of $60 million. As a result, $79.6 million of the net proceeds from the Offerings and the exercise of the Options will be applied against the required principal payments of the Term Loans in reverse order of maturity.

  The $185 million revolving credit available under the Credit Facility may be utilized by the Company either in the form of Revolving Loans or as revolving letters of credit up to a maximum of $12 million. Additionally, availability of Revolving Loans is subject to a formula based on the amount of certain eligible receivables and certain eligible inventory and is reduced by the principal amount of revolving letters of credit. As with Term Loans, Revolving Loans may be either base rate loans or eurodollar rate loans. Revolving Loans will mature and must be repaid June 15, 2000. For 30 conservative days at any time during the last two quarters of each fiscal year, the aggregate outstanding principal amount of Revolving Loans combined with the revolving letters of credit cannot exceed $50 million.

  The Barton Letter of Credit is an existing letter of credit issued in the face amount of $28.2 million. This amount represents the full amount committed under the Credit Facility. On January 1, 1995 the face amount of the Barton Letter of Credit will be reduced to $25 million and on January 1, 1996 will be reduced to $15 million. The Barton Letter of Credit will terminate on December 31, 1996. The Company must pay commitment and other fees based on the undrawn face amount of the Barton Letter of Credit. In the event a beneficiary makes a demand for payment under the Barton Letter of Credit, the Company must pay to the issuing bank the amount of such demand at or prior to the date the payment is to be made by the issuing bank to the beneficiary, and the Company must inform the bank if the Company is borrowing to make that payment.

  The banks under the Credit Facility have security interests in substantially all of the assets of the Company. Repayment of the Credit Facility is guaranteed by substantially all of the subsidiaries of the Company. The Credit Facility requires compliance with various financial covenants and restrictive covenants, including limitations on indebtedness, dividends and acquisitions.

  In connection with the Vintners Acquisition the Company borrowed $130 million under the Subordinated Bank Loan. The Company repaid the subordinated bank loan in December 1993 from the proceeds from the Notes Offering together with Revolving Loan borrowings. The Notes are due in 2003 with a stated interest rate of 8.75% per annum. Interest is payable semi-annually on June 15 and December 15 of each year. The Notes are redeemable at the option of the Company, in whole or in part, on or after December 15, 1998. The Notes are unsecured and subordinated to the prior payment in full of all senior indebtedness of the Company, which includes the Credit Facility. The Notes are guaranteed, on a senior subordinated basis, by substantially all of the Company's operating subsidiaries.

  Pursuant to the Barton Acquisition, the Company is obligated to make payments of up to an aggregate amount of $57.3 million which payments shall be payable over a three year period ending November 29, 1996 (the "Earn-Out"). The first payment of $4 million was made on December 31, 1993. The second payment of $28.3 million is required to be made to the Barton stockholders (the "Barton Stockholders") on December 30, 1994, as a result of satisfaction of certain performance goals and the achievement of targets for earnings before interest and taxes. The Company will fund the payment due on December 30, 1994 through its Credit Facility. The remaining payments are contingent upon Barton achieving and exceeding certain targets for earnings before interest and taxes and are to be made as follows: up to $10 million is to be made on November 30, 1995; and up to $15 million is to be made on November 29, 1996. Such payment obligations are secured in part by the Company's standby irrevocable letter of credit under the Credit Facility in an original maximum face amount of the Barton Letter of Credit and are subject to acceleration in certain events. All Earn-Out payments will be accounted for as additional purchase price for the Barton Acquisition when the contingency has been satisfied and allocated based upon the fair market value of the underlying assets. As a result, when the contingency has been satisfied depreciation and amortization expense will increase in the future over the remaining useful lives of these assets.

  At the closing of the Vintners Acquisition, the Company held back from Vintners $8.4 million of the Vintners cash consideration, which represents 10% of the then estimated net current assets of Vintners purchased by the Company (the "Held-back Amount") and deposited an additional $2.8 million of the Vintners cash consideration into an escrow account to be held until October 15, 1995. Subsequent to the Vintners Acquisition, the corporation formerly known as Vintners ("Old Vintners") delivered a final closing net asset statement which indicated that the purchase price should be reduced by $700,000. The Company believes that the net current assets as reflected on the initial closing net asset statement were overstated by approximately $14 million. The Company and Old Vintners have been unable to resolve their differences and the Company expects that the final net asset amount will be determined by an independent accounting firm (the "Unaffiliated Firm") under the terms of the acquisition agreement. The decision of the Unaffiliated Firm will be final and binding upon the parties. In the event it is determined that the purchase price should be reduced by less than $8.4 million then the Company shall pay the difference into the established escrow. If the purchase price is to be reduced by more than $8.4 million, then the Company will retain the Held-back Amount and will be paid the amount in excess of $8.4 million out of the escrow account up to the amount held in the escrow account. Any amounts remaining in the escrow account will be held to reimburse the Company for any indemnification claims arising out of the Vintners Acquisition.

  The capital expenditures for the Company for the fiscal year ended August 31, 1994 were $7.0 million. The Credit Facility restricts capital expenditures of the Company to $40 million and $17 million for fiscal 1995 and 1996, respectively, and $15.5 million for any fiscal year thereafter, plus in each case the amount of certain proceeds received from the sale of tangible assets. The Company believes that the $40.0 million of capital expenditures to be made in fiscal 1995 will be adequate to complete the Restructuring Plan and to maintain existing facilities.

  As part of the Restructuring Plan, the Company will take an estimated after-tax restructuring charge in the fourth quarter of fiscal 1994 of $14.8 million, or $0.91 per share on a fully diluted basis. Approximately 60% of the restructuring change relates to the revaluation of affected assets which will not involve cash expenditures. Implementation of the Restructuring Plan will require cash expenditures of approximately $28.0 million, including $20.0 million for capital expenditures, during fiscal 1995. Upon relocation of the bottling facilities and other equipment from the Central Cellars and Soledad wineries, these wineries will be closed and offered for sale. Net proceeds from the dispositions of discontinued operations and other assets in excess of $10.0 million are required to pay down Term Loans. The capital expenditures will be funded through borrowings under the Credit Facility and cash flow from operations. The Company anticipates that the Restructuring Plan will result in net cost savings of approximately $1.7 million in fiscal 1995 and approximately $13.3 million of annual net cost savings beginning in fiscal 1996.

  The Company engages in operations at its facilities for the purpose of disposing of waste and by-products generated in its production process. These operations include the treatment of waste water to comply with regulatory requirements prior to disposal in public facilities or upon property owned by the Company or others and do not constitute a material part of the Company's overall cost of product sold. Expenditures for the purpose of maintaining or improving the Company's waste water treatment facilities have not constituted a material part of the Company's maintenance or capital expenditures over the last three fiscal years and the Company does not expect to incur any such material expenditures during its 1995 fiscal year. During the last three fiscal years the Company has not incurred, nor does it expect to incur in its 1995 fiscal year, any material expenditures related to remediation of previously contaminated sites or other non-recurring environmental matters.

  The Company believes that cash flows from operations will provide sufficient funds to meet all of its anticipated short- and long-term debt service and capital expenditure requirements. The Company is not aware of any potential impairment to its liquidity and believes that the Revolving Loans available under the Credit Facility and cash flow from operations will provide adequate resources to satisfy its working capital, liquidity and anticipated capital expenditure requirements for at least the next four fiscal quarters.

                                    INDUSTRY

  The beverage alcohol industry in the United States consists of the production, importation, marketing and distribution of beer, wine and distilled spirits products. Over the past five years there has been increasing consolidation at the supplier, wholesaler and in some markets, retailer tiers of the beverage alcohol industry. As a result, it has become increasingly advantageous for certain suppliers to expand their portfolio of brands through acquisitions and internal development in order to take advantage of economies of scale and to increase their importance to an increasingly limited number of wholesalers and in some markets, retailers. From 1978 through 1993 the overall per capita consumption of beverage alcohol products in the United States has generally declined. However, table wines, and in particular varietal table wines, and imported beer consumption have increased during the period. Market share and industry data set forth below have been obtained from the following industry publications: Wines & Vines; The Gomberg-Fredrikson Report; Jobson's Liquor Handbook; Jobson's Wine Handbook; The U.S. Wine Market: Impact Databank Review and Forecast, 1994 Edition; The U.S. Beer Market: Impact Databank Review and Forecast, 1994 Edition; Beer Marketer's Insights: 1994 Import Insights; and 1994 Beer Industry Update. The Company has not independently verified this data. References to market share data are based on unit volume. See "Investment Considerations--General Decline in Consumption of Beverage Alcohol Products" and "--Dependence on Distribution Channels."

  The following table sets forth the industry unit volumes for shipments of beverage alcohol products in the Company's five principal beverage alcohol product categories in the United States for the five calendar years ended December 31, 1993:

                                          1989    1990    1991    1992    1993
                                         ------- ------- ------- ------- -------
Domestic Table Wines(a)(b).............. 283,992 284,808 285,282 308,169 300,953
Domestic Dessert Wines(a)(c)............  48,959  45,197  35,181  29,403  26,506
Domestic Sparkling Wines(a).............  26,577  25,410  24,386  23,794  23,600
Imported Beer(d)........................ 119,320 121,014 109,212 114,590 127,418
Distilled Spirits(e).................... 155,867 159,190 147,025 148,017 144,162

- ------------
(a) Units are in thousands of gallons. Data exclude sales of wine coolers.
(b) Includes other special natural (flavored) wines under 14% alcohol.
(c) Includes dessert wines, other special natural (flavored) wines over 14% alcohol and vermouth.
(d) Units are in thousands of cases (2.25 gallons per case).
(e) Units are in thousands of 9-liter cases (2.378 gallons per case).

  Table Wines. Wines containing 14% or less alcohol by volume are generally referred to as table wines. Within this category table wines are further characterized as either "non-varietal" or "varietal." Non-varietal wines include wines named after the European regions where similar types of wines were originally produced (e.g., burgundy), niche products and proprietary brands. Varietal wines are those named for the grape that comprises the principal component of the wine. Table wines that retail at less than $5.75 per 750 ml. bottle are generally considered to be popularly priced while those that retail at $5.75 or more per 750 ml. bottle are considered premium wines.

  From 1989 to 1993, shipments of domestic table wines have increased at an average compound annual rate of approximately 1.5%. In 1992, domestic table wine shipments increased 8% from the previous year; this rate of increase was markedly larger than in previous years and was attributed in large part to the November 1991 CBS television 60 Minutes, French Paradox broadcast about the healthful benefits of moderate red wine consumption. In 1993, domestic table wine shipments declined by 2.3% when compared to 1992. This decline has been attributed to an overall wholesale and retail wine inventory surplus at the end of 1992. Based on shipments of California table wines, which constituted approximately 94% of the total domestically produced table wine market in 1993, shipments of varietal wines have grown at an average compound annual rate of 13.3% since 1989, with shipments in the first half of 1994 increasing 16% over the prior year. In contrast, shipments of non-varietal table wines have generally declined over the same period although they showed a slight increase in 1992 as compared to 1991. For the first half of calendar 1994, shipments of California table wines increased approximately 7% over the same period in 1993. Shipments of imported table wines have generally decreased over the last six years, decreasing from 58.9 million gallons in 1989 to 52.4 million gallons in 1993. Imported table wines constituted 15% of the United States table wine market in calendar 1993.

  Dessert Wines. Wines containing more than 14% alcohol by volume are generally referred to as dessert wines. Dessert wines generally fall into the same price categories as table wines. Dessert wine consumption in the United States has been declining for many years reflecting a general shift in consumer preferences to table and sparkling wines. For calendar year 1993, shipments of domestic dessert wines decreased 9.9% over calendar year 1992, a lesser rate than from 1989 to 1993, during which period shipments of domestic dessert wines declined at an average compound annual rate of 14.2%. Dessert wines, which are generally popularly priced, have been adversely affected by the January 1, 1991 increase in federal excise taxes which had the effect of increasing the cost of these products to the consumer disproportionately with certain other beverage alcohol products. Shipments of dessert wines continued to decline during the first half of calendar 1994 as compared to the first half of calendar 1993 as is evidenced by a 7% decline during this period in shipments of California dessert wines, which constituted approximately 73% of the domestically produced dessert wine market in 1993.

  Sparkling Wines. Sparkling wines include effervescent wines like champagne and spumante. Sparkling wines generally fall into the same price categories as table wines. Shipments of sparkling wines declined at an average compound annual rate of 2.9% from 1989 to 1993; and with shipments of domestic sparkling wines declining 0.8% in calendar 1993 as compared to calendar 1992. The decline in sparkling wine consumption is believed to reflect mounting concerns about drinking and driving, as a large part of sparkling wine consumption occurs outside the home at social gatherings and restaurants. Shipments of sparkling wines continued to decline during the first half of 1994 as compared to the first half of 1993 as is evidenced by a decline of 12% during this period in shipments of California sparkling wines which constituted approximately 92% of the domestically produced sparkling wine market in 1993. The Company believes that shipments in the first half of 1994 were also adversely affected by high levels of retail inventory at the beginning of the period.

  Imported Beer. Shipments of imported beers have increased at an average compound annual rate of 1.7% from 1989 to 1993. Shipments of Mexican beers in calendar 1993 increased 10.4% over 1992. During the first half of calendar 1994 as compared to the corresponding period in 1993, shipments of Mexican beers increased 14.5% as compared to an increase of 19.3% for the entire imported beer category. In 1993, imported beers constituted 4.9% of the United States beer market. This reflects an increase from 1992 when imported beers constituted 4.4% of the United States beer market. Imported beers are generally priced above the leading domestic premium brands. This price category also includes beers produced by microbreweries and super-premium priced domestic beers.

  Distilled Spirits. Shipments of distilled spirits in the United States declined at an average compound annual rate of 1.9% from 1989 to 1993. Although shipments increased slightly in calendar 1992 as compared to calendar 1991, shipments again declined in calendar 1993 by 2.6% when compared to calendar 1992. Shipments of distilled spirits have been affected by many of the same trends evident in the rest of the beverage alcohol industry. Over the past five years, whiskey sales have declined significantly while sales of rum, tequila, cordials and liqueurs have increased. The Company believes that distilled spirits can be divided into two general price segments, with distilled spirits selling for less than $7.00 a 750 ml. bottle being referred to as price value products and those selling for over $7.00 a 750 ml. bottle being referred to as premium products.

                                    BUSINESS

  The Company is a leading producer and marketer of branded beverage alcohol products, with over 125 national and regional brands which are distributed by over 1,000 wholesalers throughout the United States and in selected international markets. The Company is the second largest supplier of wines, the fourth largest importer of beers and the eighth largest supplier of distilled spirits in the United States. Market share and industry data set forth below have been obtained from the following industry publications: Wines & Vines; The Gomberg-Fredrikson Report; Jobson's Liquor Handbook; Jobson's Wine Handbook; The U.S. Wine Market: Impact Databank Review and Forecast, 1994 Edition; The U.S. Beer Market: Impact Databank Review and Forecast, 1994 Edition; Beer Marketer's Insights: 1994 Import Insights; and 1994 Beer Industry Update. The Company has not independently verified this data. References to market share data are based on unit volume.

  The Company's beverage alcohol brands are marketed in five general categories: table wines, sparkling wines, dessert wines, imported beer and distilled spirits, and include the following principal brands:

  . Table Wines: Almaden, Inglenook, Paul Masson, Taylor California Cellars, Cribari, Manischewitz, Taylor New York, Marcus James, Deer Valley and Dunnewood

  .  Sparkling Wines: Cook's, J. Roget, Great Western and Taylor New York

  . Dessert Wines: Richards Wild Irish Rose, Cisco, Taylor New York and Italian Swiss Colony

  .  Imported Beer: Corona, St. Pauli Girl, Modelo Especial, Tsingtao and
     Pacifico

  . Distilled Spirits: Barton's Gin and Vodka, Ten High Bourbon Whiskey, Crystal Palace Gin and Vodka, Montezuma Tequila, Northern Light Canadian Whisky, Lauder's Scotch Whisky and Monte Alban Mezcal

  Based on available industry data, the Company believes it has a 21% share of the wine market, a 10% share of the imported beer market and a 4% share of the distilled spirits market in the United States. Within the wine market, the Company believes it has a 31% share of the non-varietal table wine market, a 10% share of the varietal table wine market, a 50% share of the dessert wine market and a 32% share of the sparkling wine market in the United States. Many of the Company's brands are leaders in their respective categories in the United States, including Corona, the second largest selling imported beer brand, Almaden and Inglenook, the fifth and sixth largest selling wine brands, Richards Wild Irish Rose, the largest selling dessert wine brand, Cook's champagne, the second largest selling sparkling wine brand, Montezuma, the second largest selling tequila brand, and Monte Alban, the largest selling mezcal brand.

  During the past four years, the Company has diversified its product portfolio through strategic acquisitions. Through these acquisitions, the Company acquired strong market positions in growing product categories in the beverage alcohol industry, such as varietal table wine and imported beer. Over the past four years, industry shipments of varietal table wines and imported beers have grown 64% and 7%, respectively. Through this strategy, the Company has also strengthened its relationship with wholesalers, expanded its distribution and enhanced its production capabilities as well as acquired additional management, operational, marketing and research and development expertise. The Company has also successfully integrated the acquired businesses into its existing business and achieved significant cost reductions through reduced product and organizational costs.

BUSINESS STRATEGY

  The Company's business strategy is to continue to strengthen its market position in each of its principal product lines. Key elements of its strategy include: (i) making selective acquisitions in the beverage alcohol industry to improve market position and capitalize on growth trends within the industry;
(ii) improving operating efficiencies through reduced product and organizational costs of existing and acquired businesses; (iii) capitalizing on strong wholesaler relationships resulting from its expanded portfolio of brands; and (iv) expanding distribution into new markets and increasing penetration of existing markets primarily through line extensions and promotional activity.

  Pursuing Acquisitions. The Company intends to continue its strategy of making selective acquisitions in the beverage alcohol industry to improve market position and to capitalize on growth trends within the industry. The Company believes that acquisitions provide attractive opportunities to strengthen its presence in the beverage alcohol industry as well as to achieve cost savings from economies of scale. The continuing consolidation of the beverage alcohol industry creates an opportunity for the Company to strengthen its position in the wine, beer and distilled spirits product categories. At the date of this Prospectus, the Company had no understandings or commitments with respect to any acquisitions.

  Improving Operating Efficiencies. In past acquisitions, the Company has been successful in reducing product and organization costs. For example, following the Guild acquisition in October 1991, the Company achieved reduced packaging and freight costs and reductions of overhead through organizational integration and plant rationalization. In addition, the Company significantly reduced selling, general and administrative expenses by combining the sales force, finance department and other general and administrative positions. Finally, reduced general and administrative expenses were achieved through a reduction in professional fees and insurance and benefit costs.

  The Company believes that it has achieved significant cost savings from the integration of Vintners' business with its own. These cost savings resulted from lower material, production and freight costs, the elimination of redundant sales, general and administrative positions and costs, and the elimination of non-recurring expenses. The organizational integration included all areas of the business such as production, finance, general and administrative, marketing and sales. For the fiscal year ended July 31, 1993, the Vintners operating profit margin was 21.7%. During the period from October 15, 1993, the date of the Vintners Acquisition, through the end of the Company's 1994 fiscal year, the operating profit margin on the businesses acquired from Vintners increased to 27.0%.

  The Company anticipates that the Restructuring Plan will result in net cost savings of approximately $1.7 million in fiscal 1995 and approximately $13.3 million of annual net cost savings beginning in fiscal 1996. These savings will result principally from the centralizing of the Company's California bottling operations at the Mission Bell winery and the elimination of approximately 260 jobs.

  Capitalizing on Wholesaler Relationships. The Company is a major supplier of beverage alcohol products to many of its wholesalers. As a result of the Acquisitions, the Company is able to offer a diversified portfolio of branded products to the wholesalers. In addition, many of the Company's distributors will be purchasing a larger percentage of their beverage alcohol products from the Company. The Company believes that this strengthened position with its wholesalers, together with the Company's four major sales forces, will enable the Company to obtain greater attention and resources from distributors for its existing product lines, new products and newly acquired brands. In the Almaden/Inglenook Acquisition, the Company expanded its sales network by establishing a separate sales force within the wine division to focus sales attention on the newly acquired Almaden and Inglenook brands. In addition, the Company has a separate sales force for each of its distilled spirits and beer product lines. The Company believes that the four separate sales forces will increase distributor focus on the existing and newly acquired brands which should further strengthen the Company's position in the industry.

  Expanding Distribution. The Company has pursued a strategy of expanding distribution into new markets and increasing penetration of existing markets primarily through line extensions and promotional activity. The Company intends to expand distribution of certain of its regional distilled spirits brands to additional regions of the United States and to expand distribution of regional wine brands, such as Deer Valley, to all areas of the country. The Company is the second largest exporter of wine in the United States and intends to focus on increasing its wine and spirits exports. The Company also intends to develop export sales of its domestically produced Point beer brand. Recently introduced new products include a 22-ounce Corona bottle, Point Amber Classic beer, a premixed "Long Island Iced Tea," a premium priced Paul Masson brandy and Montezuma Anejo Especial, a premium priced tequila.

PRODUCT CATEGORIES

  The Company produces, imports and markets beverage alcohol products in five principal product categories: table wines, dessert wines, sparkling wines, imported beer and distilled spirits. The table below sets forth the unit volumes (in thousands of gallons) and net sales (in thousands) for all of the table, dessert and sparkling wines, grape juice concentrate and other wine related products and services sold by the Company and under brands and products acquired in the Vintners Acquisition and the Almaden/Inglenook Acquisition for the 1992, 1993 and 1994 fiscal years.

                                1992              1993              1994
                          ----------------- ----------------- -----------------
   TOTAL WINES            NET SALES VOLUME  NET SALES VOLUME  NET SALES VOLUME
   -----------            --------- ------- --------- ------- --------- -------
   Company(a)............ $245,243   40,908 $254,379   41,373 $239,250   36,613
   Vintners(b)...........  182,505   27,814  157,706   24,868  125,920   20,461
   Almaden/Inglenook(c)..  217,325   40,985  233,408   45,029  237,858   46,269
                          --------  ------- --------  ------- --------  -------
     Total............... $645,073  109,707 $645,493  111,270 $603,028  103,343
                          ========  ======= ========  ======= ========  =======

- ------------
  (a) Data for fiscal years ended August 31, 1992, 1993 and 1994.
  (b) Data for fiscal years ended July 31, 1992 and 1993 and August 31, 1994.
  (c) Data for fiscal years ended September 30, 1992 and 1993 and August 31,
      1994.

  Table Wines. The Company sells over 45 different brands of non-varietal table wines, substantially all of which are marketed in the popularly priced segment which constituted approximately 43% of the domestic table wine market in the United States for the 1993 calendar year. The Company also sells over 15 different brands of varietal table wines in both the popularly priced and premium categories. The table below sets forth the unit volumes (in thousands of gallons) for the domestic table wines sold by the Company and under domestic table wine brands acquired in the Vintners Acquisition and the Almaden/Inglenook Acquisition for the 1992, 1993 and 1994 fiscal years:

   TABLE WINES                                               1992   1993   1994
   -----------                                              ------ ------ ------
   Non-varietal
     Company...............................................  9,328 11,035 10,146
     Vintners.............................................. 20,492 17,003 14,642
     Almaden/Inglenook..................................... 27,754 28,354 27,504
   Varietal
     Company...............................................  1,132  1,332  1,614
     Vintners..............................................  3,274  3,873  2,564
     Almaden/Inglenook.....................................  5,241  7,294  8,616
                                                            ------ ------ ------
     Total(a).............................................. 67,222 68,890 65,086
                                                            ====== ====== ======

  ------------
  (a) Excludes sales of wine coolers but includes sales of wine in bulk.

The Company's table wine brands include:

  Almaden: The fifth largest selling table wine brand and the ninth largest varietal wine brand in the United States. Almaden is one of the oldest and best known table wines in the United States.

  Inglenook: The sixth largest selling table wine brand and the seventh largest varietal wine in the United States with a significant restaurant and bar presence.

  Paul Masson: The 11th largest selling table wine brand in the United States which is offered in all major varietal and non-varietal product categories in a full range of sizes.

  Taylor California Cellars: The 14th largest domestic selling table wine brand in the United States which is also offered in all major varietal and non-varietal product categories in a full range of sizes.

  Cribari: A well known brand of both varietal and non-varietal table wines marketed in the popularly priced segment.

  Manischewitz: The largest selling brand of kosher wine in the United
  States.

  Taylor New York: One of the United States' oldest brands of non-varietal wine marketed primarily in the eastern half of the United States.

  Richards Wild Irish Rose: A brand of table wine possessing unique taste characteristics which is a line extension of the nation's leading dessert wine brand.

  Deer Valley: This line of California varietal and non-varietal table wines introduced in 1989 has had significant success in California. The Company is in the process of introducing this brand in other regions of the country.

  Cook's: This varietal wine was created to take advantage of the brand recognition associated with Cook's sparkling wines.

  Dunnewood: From California's north coast, unit volumes of this varietal wine have also increased significantly. This brand is marketed at the lower end of the premium price category.

  The Company has pursued a strategy of increasing its unit volume sales in the table wine segment by acquiring new brands and by growing existing brands. The Company's unit volume sales of non-varietal table wines increased from approximately 9.3 million in fiscal 1992 to approximately 52.3 million on a pro forma basis for fiscal 1994 as a result of the Vintners Acquisition and the Almaden/Inglenook Acquisition. Likewise, the Company's unit volume sales of varietal table wines increased from approximately 1.1 million in fiscal 1992 to over 12.7 million on a pro forma basis for fiscal 1994 as a result of the Vintners Acquisition and the Almaden/Inglenook Acquisition. The Company believes that its recent acquisition of the Almaden/
Inglenook Product Lines, including the Almaden and Inglenook brands, creates additional opportunities for growth in this product category.

  The 1993 decrease in unit volume of Vintners' table wines resulted from a number of factors including a significant decrease in Vintners' expenditures for advertising, promotion and selling activities during the three year period ended July 31, 1993. The Company believes that this decrease resulted in a reduction in the level of wholesaler attention paid to Vintners' brands, and the Company believes that certain of Vintners' products were not competitively priced. During the Company's fiscal 1994, unit volume sales of Vintners table wines continued to decline. During fiscal 1994, the Company implemented steps to address this decline, including a reduction in prices for its Taylor California brands, the implementation of new promotional programs and repackaging of selected products. As a result of these efforts, the Company believes that sales of Vintners' brands have begun to stabilize.

The Company also markets a selection of popularly priced imported table wines. These brands include:

  Marcus James: One of the largest selling imported varietal wines in the United States. Marcus James is a line of varietal table wines which includes white zinfandel, chardonnay, cabernet savignon and merlot. The Company owns the Marcus James brand and contracts for its production in Brazil.

  Partager: A popularly priced French table wine with both varietal and non-varietal products. The Company owns the Partager brand and contracts for its production in France.

  Mateus: The second largest selling Portuguese table wine and a highly recognized brand name. This brand is imported by the Company under a distribution agreement.

  The Company's unit volume sales of imported wine has increased steadily from
1.3 million gallons in fiscal 1992 to 1.9 million gallons in fiscal 1994. This increase is attributable primarily to increased sales of the Marcus James brand and the inclusion of a full year of Mateus sales. Including sales of Partager by Vintners prior to its acquisition by the Company, on a pro forma basis for fiscal 1994, the Company sold approximately 2.0 million gallons of imported table wines.

  Dessert Wines. The Company markets substantially all of its dessert wines in the lower end of the popularly priced segment. The popularly priced segment represented approximately 88% of the dessert wine market in calendar 1993. Sales of dessert wines comprised 10.3% of the Company's total revenues during the fiscal year ended August 31, 1994, on a pro forma basis. The table below sets forth the unit volumes (in thousands of gallons) for the domestic dessert wines sold by the Company and under domestic dessert wine brands acquired in the Vintners Acquisition for the 1992, 1993 and 1994 fiscal years:

     DESSERT WINES                                           1992   1993   1994
     -------------                                          ------ ------ ------
     Company............................................... 14,717 12,358 10,484
     Vintners..............................................  1,755  1,520  1,553
                                                            ------ ------ ------
         Total............................................. 16,472 13,878 12,037
                                                            ====== ====== ======

The Company's dessert wines include:

  Richards Wild Irish Rose: The largest selling dessert wine brand in the United States and the Company's leading dessert wine brand in unit volume sales.

  Cisco: The fourth largest selling dessert wine brand in the United States. Cisco is a flavored dessert wine positioned higher in price than Richards Wild Irish Rose.

  Taylor New York: Premium dessert wines, including port and sherry.

  The Company's unit volume sales of dessert wines have declined over the last three years. The decline can be attributed to a general decline in dessert wine consumption in the United States. The Company's unit volume sales of its dessert wine brands (including the brands acquired from Vintners) have decreased 26.9% from fiscal 1992 to fiscal 1994.

  Sparkling Wines. The Company markets substantially all of its sparkling wines in the popularly priced segment, which constituted approximately 48% of the domestic sparkling wine market in calendar 1993. The table below sets forth the unit volumes (in thousands of gallons) for the domestic sparkling wines sold by the Company and under domestic sparking wine brands acquired in the Vintners Acquisition and the Almaden/Inglenook Acquisition for the 1992, 1993 and 1994 fiscal years:

     SPARKLING WINES                                           1992  1993  1994
     ---------------                                           ----- ----- -----
     Company.................................................. 6,359 6,464 6,483
     Vintners................................................. 1,089   848   668
     Almaden/Inglenook........................................   306   243   202
                                                               ----- ----- -----
         Total................................................ 7,754 7,555 7,353
                                                               ===== ===== =====

The Company's sparkling wine brands include:

  Cook's: The second largest selling domestic sparkling wine in the United States. This brand of champagne is marketed in a bell shaped bottle and is cork-finished, packaging generally associated with higher priced products.

  J. Roget: The sixth largest selling domestic sparkling wine in the United States, priced slightly below Cook's.

  Great Western: A premium priced champagne, fermented in the bottle.

  Taylor New York: A well known premium priced champagne also fermented in the bottle.

  Codorniu: The second largest Spanish sparkling wine imported in the United States; sold in the premium price category.

  Jacques Bonet: Priced in the economy segment, this product appeals to restaurants and caterers.

  The Company has maintained sales levels of sparkling wine over the last three years in contrast to a general industry decline in sales for this product category.

  Grape Juice Concentrate. As part of its wine business, the Company produces grape juice concentrate. Grape juice concentrate is sold to the food and wine industries as a raw material for the production of juice-based products, no-sugar-added foods and beverages. Grape juice concentrate competes with other domestically produced and imported fruit-based concentrates. As a result of the Almaden/Inglenook Acquisition, the Company believes that it is the leading grape juice concentrate producer in the United States. The table below sets forth the unit volumes (in thousands of gallons) for the grape juice concentrate sold by the Company and the grape juice concentrate business acquired in the Almaden/Inglenook Product Lines for the 1992, 1993 and 1994 fiscal years:

     GRAPE JUICE CONCENTRATE                                 1992   1993   1994
     -----------------------                                ------ ------ ------
     Company...............................................  3,917  4,516  2,173
     Almaden/Inglenook.....................................  7,683  9,139  9,970
                                                            ------ ------ ------
         Total............................................. 11,600 13,655 12,143
                                                            ====== ====== ======

  Other Wine Product and Related Services. The Company's other wine related products and services include: grape juice; St. Regis, the leading non-alcoholic line of wines in the United States; Paul Masson and other brandies; wine coolers sold primarily under the Sun Country brand name; cooking wine; and wine for the production of vinegar. The Company also provides various bottling and distillation production services for third parties.

  Beer. The Company is the fourth largest marketer of imported beers in the United States. The Company distributes Corona, St. Pauli Girl, Modelo Especial and Tsingtao, four of the top imported beer brands in the United States. The table below sets forth the unit volume (in thousands of cases) and net sales (in thousands) for the beer sold by Barton for the years ended August 31:

           1992                           1993                             1994
   -----------------------        ----------------------------     ----------------------------
   NET SALES       VOLUME         NET SALES         VOLUME         NET SALES         VOLUME
   ---------       ------         ---------         ------         ---------         ------
   $132,249        10,152         $158,359          12,422         $173,883          14,100

The Company's principal imported beer brands include:

  Corona: The number one selling beer in Mexico and the second largest selling imported beer in the United States. In addition, the Company believes that Corona is the largest selling import in the territory in which it is distributed by the Company. The Company has represented the supplier of Corona since 1978 and currently sells Corona and its related Mexican beer brands in 25 primarily western states.

  St. Pauli Girl: The 15th largest selling imported beer in the United States, and the second largest selling German import.

  Modelo Especial: One of the family of products imported from the supplier of Corona, Modelo Especial is the number one selling canned beer in Mexico with 1994 shipments into the United States increasing by 57% over 1993 shipments.

  Tsingtao: The largest selling Chinese beer in the United States.

The Company's other imported beer brands include Pacifico and Negra Modelo from Mexico, Peroni from Italy and Double Diamond from the United Kingdom. In September 1992 the Company acquired the Stevens Point Brewery, a regional brewer located in Wisconsin, together with its brands including Point Special.

  Net sales and unit volumes of the Company's beer brands have grown during the previous two fiscal years as a result of the acquisition of the St. Pauli Girl and Double Diamond brands on July 1, 1992, the acquisition of the Point brands in September 1992 and increased sales of Corona and the Company's other Mexican beer brands. The Company's selling prices were not increased significantly over this time period.

  Distilled Spirits. The Company is the eighth largest producer, importer and marketer of distilled spirits in the United States. The Company produces, bottles, imports and markets a diversified line of quality distilled spirits, and also exports distilled spirits to more than 15 foreign countries. The table below sets forth the unit volumes (in thousands of 9-liter cases) and net sales (in thousands) for the distilled products case goods sold by Barton for the years ended August 31:

           1992                           1993                             1994
   -----------------------        ----------------------------     ----------------------------
   NET SALES       VOLUME         NET SALES         VOLUME         NET SALES         VOLUME
   ---------       ------         ---------         ------         ---------         ------
   $82,677         5,609           $82,270          5,529           $81,367          5,370

The Company's leading distilled spirits brands include:

  Monte Alban: A premium priced product which the Company believes is the number one selling mezcal in the United States.

  Montezuma: This brand is the number two selling tequila in the United
  States.

  Ten High Bourbon: One of the leading bourbon brands in the United States.

  Barton Gin and Vodka: Well-known leading national brands.

  Other products include Crystal Palace Gin and Vodka, Lauder's, House of Stuart and Highland Mist Scotch whiskies, Kentucky Gentleman, Very Old Barton and Tom Moore bourbon whiskeys, Sabroso coffee liqueur, Northern Light, Canadian Host and Canadian Supreme Canadian whiskies and Imperial, Barton Reserve and Barton Premium blended whiskeys. Substantially all of the Company's unit volume consists of products marketed in the price value segment, which the Company believes constituted approximately 50% of the distilled spirits market in calendar 1993.

  Although net sales and unit volumes of the Company's distilled spirits brands have been relatively flat over the periods shown, there have been changes in sales of particular brands. Unit volumes of vodka and tequila have increased while Scotch and bourbon have experienced decreases in unit volume. Net sales have generally not been affected by price increases.

  In addition to the branded products described above, the Company also sells distilled spirits in bulk and provides contract production and bottling services. These activities accounted for net sales during the 12 month periods ended August 31, 1992, 1993 and 1994 of $11.8 million, $10.6 million and $7.0 million, respectively.

MARKETING AND DISTRIBUTION

  The Company's products are distributed and sold throughout the United States through over 1,000 wholesalers, as well as through state alcoholic beverage control agencies. The Company employs a full-time in-house sales organization of approximately 350 people to develop and service its sales to wholesalers and state agencies. The Company's sales force is organized in four sales units: a beer unit, a spirits unit and two wine units, one of which focuses on the newly acquired brands purchased in the Almaden/Inglenook Acquisition. The Company believes that the organization of its sales force into four divisions positions it to maintain a high degree of focus on each of its principal product categories.

  The Company's wine marketing strategy places primary emphasis upon promotional programs directed at its broad national distribution network (and to the retailers served by that network). The Company closely manages its advertising expenditures in relation to the performance of its brands. The Company has extensive marketing programs for its brands including television, radio, outdoor and print advertising, promotional, programs on both a national basis and regional basis in accordance with the strength of the brands, event sponsorship, market research, point-of-sale materials, trade advertising and public relations.

TRADEMARKS AND DISTRIBUTION AGREEMENTS

  The Company's wine products are sold under a number of trademarks. All of these trademarks are either owned by the Company or used by the Company under exclusive license or distribution agreements.

  The Company also owns the following trademarks used in its distilled spirits business: Montezuma, House of Stuart, Highland Mist, Kentucky Gentleman, Barton, Canadian Supreme and Sabroso. The Monte Alban trademark for use outside of Mexico is jointly owned by the Company and the supplier of Monte Alban Mezcal. The Company owns the world-wide sales and marketing rights outside of Mexico.

  In September 1989, Barton purchased certain assets from Hiram Walker & Sons, Inc ("Hiram Walker") and obtained licenses to use the trade names Ten High Bourbon Whiskey, Crystal Palace Gin, Northern Light Blended Canadian Whisky, Lauder's Scotch Whisky and Imperial blended whiskey for an initial seven year period. Under an agreement dated January 28, 1994, the Company paid $5.1 million to Hiram Walker for the extension of licenses to use these brand names and certain other spirits brands, for varying periods, the longest of which terminates in 2116.

  All of the Company's imported beer products are marketed and sold pursuant to exclusive distribution agreements from the suppliers of these products. These agreements have terms that vary and prohibit the Company from importing other beers from the same country. The Company's agreement to distribute Corona and its other Mexican beer brands exclusively throughout 25 states was renewed effective January 1994 and expires in December 1998 with automatic renewal thereafter for one year periods from year to year unless terminated. Under this agreement, the Mexican supplier has the right to consent to Mr. Goodman's successor as Chairman and Chief Executive Officer of Barton's beer subsidiary, which consent may not be unreasonably withheld, and, if such consent is properly withheld, to terminate the agreement. The Company's agreement for the importation of St. Pauli Girl expires in 1998 with automatic renewal until 2003 unless the Company terminates. The Company's agreement for the exclusive importation of Tsingtao throughout the entire United States was renewed effective January 1994 and expires in December 1996 with an automatic renewal to December 1999, subject to the fulfillment of certain performance criteria. Prior to their expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. The Company believes it is currently in compliance with all of its material distribution agreements. Given the Company's long-term relationships with its suppliers, the Company does not believe that these agreements will be terminated and expects that such agreements will be renewed prior to their expiration.

COMPETITION

  The beverage alcohol industry is highly competitive. The Company competes on the basis of quality, price, brand recognition and distribution. The Company's beverage alcohol products compete with other alcoholic and non-alcoholic beverages for consumer purchases, as well as shelf space in retail stores and for marketing focus by the Company's wholesalers. The Company competes with numerous multinational producers and distributors of beverage alcohol products, many of which have significantly greater resources than the Company. The Company's principal competitors include E&J Gallo Winery in the wine category, Van Munching & Co., Molson Breweries USA and Guinness in the imported beer category and United Distillers Glenmore and Jim Beam Brands in the distilled spirits category.

PRODUCTION

  The Company's wines are produced from several varieties of wine grapes grown principally in California and New York. The grapes are crushed at the Company's wineries and stored as wine, grape juice or concentrate. Such grape products may be made into wine for sale under the Company's brand names, sold to other companies for resale under their own labels, or shipped to customers in the form of juice, juice concentrate, unfinished wines, high-proof grape spirits or brandy. Most of the Company's wines are bottled and sold within 18 months after the grape crush. The Company's inventories of wines, grape juice and concentrate are usually at their highest levels in November and December, immediately after the crush of each year's grape harvest, and are substantially reduced prior to the subsequent year's crush.

  The bourbon whiskeys, domestic blended whiskeys and light whiskeys marketed by the Company are primarily produced and aged by the Company at its distillery in Bardstown, Kentucky, though it may from time to time supplement its inventories through purchases from other distillers. At its Atlanta, Georgia facility, the Company produces all of the grain neutral spirits used by it in the production of vodka, gin and blended whiskey sold by it to customers in the state of Georgia. The Company's requirements of Canadian and Scotch whiskies, and tequila, mezcal, and the grain neutral spirits used by it in the production of gin and vodka for sale outside of Georgia, are purchased from various suppliers.

SOURCES AND AVAILABILITY OF RAW MATERIALS

  The principal components in the production of the Company's branded beverage alcohol products are: packaging materials, primarily glass; grapes; and other agricultural products, such as grain.

  The Company utilizes glass bottles and other materials, such as caps, corks, capsules, labels and cardboard cartons in the bottling and packaging of its products. Glass bottle costs is one of the largest components of the Company's cost of product sold. The glass bottle industry is highly concentrated with only a small number of producers. The Company has traditionally obtained, and continues to obtain, its glass requirements from a limited number of producers. The Company has not experienced difficulty in satisfying its requirements with respect to any of the foregoing and considers its sources of supply to be adequate.

  Most of the Company's annual grape requirements are satisfied by purchases from each year's harvest, which occurs from July through October. The Company owns no vineyards in California and purchases grapes from over 1,000 independent growers principally in California and New York. In connection with the Vintners Acquisition and the Almaden/Inglenook Acquisition, the Company acquired certain long term contracts. The Company enters into written purchase agreements with a majority of these growers on a year-to-year basis. As a result of this ample grape supply the Company believes that its exposure to phylloxera and other agricultural risks is minimal.

  The distilled spirits manufactured by the Company require various agricultural products, neutral grain spirits and bulk spirits. The Company fulfills its requirements through purchases from various sources, through contractual arrangements and through purchases on the open market. The Company believes that adequate supplies of the aforementioned products are available at the present time.

GOVERNMENT REGULATION

  The Company's operations are subject to extensive federal and state regulation. These regulations cover, among other matters, sales promotion, advertising and public relations, labeling and packaging, changes in officers or directors, ownership or control, distribution methods and relationships, and requirements regarding brand registration and the posting of prices and price changes. All of the Company's facilities are also subject to federal, state and local environmental laws and regulations and the Company is required to obtain permits and licenses to operate its facilities. The Company believes that it is in compliance in all material respects with all presently applicable governmental laws and regulations and that the cost of administration of compliance with such laws and regulations is not, and is not expected to have, a material adverse impact on the Company's financial condition or results of operations.

EMPLOYEES

  The Company has approximately 2,650 full-time employees, approximately 901 of whom are covered by collective bargaining agreements. The Company's collective bargaining agreement concerning 368 employees at the Mission Bell winery has expired and negotiations have commenced. Additional workers may be employed by the Company during the grape crushing season. The Company considers its employee relations to be good.

PROPERTIES

  The Company currently operates 15 wineries, two bottling and distilling plants, one bottling and rectifying plant and a brewery, all of which include warehousing and distribution facilities on the premises. The Company considers its principal facilities to be the Mission Bell winery in Madera, California, the Canandaigua, New York winery, and the Gonzales, California winery and the distilling and bottling facility located in Bardstown, Kentucky. Under the Restructuring Plan, the Central Cellars winery located in Lodi, California and the Soledad, California winery will be closed and offered for sale to reduce excess capacity.

  In New York, the Company operates four wineries located in Canandaigua, Naples, Batavia and Hammondsport. The Hammondsport winery lease, acquired in the Vintners Acquisition, expires in April 1995. Production at this winery will be consolidated at the Company's other New York wineries.

  The Company currently operates 11 winery facilities in California, including Central Cellars and Soledad Cellars which are to be closed. In the Almaden/Inglenook Acquisition, the Company acquired two new facilities located in Escalon and Madera, California. The Madera winery (known as the Mission Bell winery) is a crushing, wine production, bottling and distribution facility and a grape juice concentrate production facility. The Mission Bell winery will absorb the production of Central Cellars. The Escalon facility is operated under a long-term lease with an option to buy. As part of the Restructuring Plan, the branded wine bottling operations at the Gonzales, California facility where Paul Masson and Taylor Cellars are currently bottled will be moved to the Mission Bell winery during fiscal 1995. The other wineries operated in California are located in Lodi, McFarland, Madera, Fresno and Ukiah.

  The Company operates three facilities that produce and/or bottle and store distilled spirits. It owns production, bottling and storage facilities in Bardstown, Kentucky and Atlanta, Georgia, and operates a bottling plant in Carson, California, near Los Angeles, under a management contract. The Bardstown facility distills, bottles and warehouses whiskey for the Company's account and on a contractual basis for other participants in the industry. The Company also owns a production plant in Atlanta, Georgia which produces vodka, gin and blended whiskeys. The Carson plant receives distilled spirits in bulk from Bardstown and outside vendors, which it bottles and distributes. The Company also performs contract bottling at the Carson plant.

  The Company owns a brewery in Stevens Point, Wisconsin where it produces and bottles Point beer. In addition, the Company owns and maintains its corporate headquarters in Canandaigua, New York, and leases office space in Chicago, Illinois.

  The Company believes that all of its facilities are in good condition and working order and have adequate capacity to meet its needs for the foreseeable future.

  Most of the Company's real property has been pledged, under the terms of collateral security mortgages, as security for the payment of outstanding loans under the Credit Facility.

LEGAL PROCEEDINGS

  The Company and its subsidiaries are subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company's financial condition or results of operations.

  In connection with an investigation in the State of New Jersey into regulatory trade practices in the beverage alcohol industry, one employee of the Company was arrested in March 1994 and another employee has subsequently come under investigation in connection with providing "free goods" to retailers in violation of New Jersey beverage alcohol laws. Employees of several wholesalers and other alcoholic beverage manufacturers were also arrested or are under active investigation. Although the New Jersey Attorney General's office may expand its criminal investigation to include the Company and other manufacturers, to date, no grand jury subpoenas have been issued and no charges have been brought. The Company has cooperated with the Attorney General's office and, as a result of extensive discussions, the Attorney General's office has requested and the Company has submitted a detailed proposal to achieve a resolution of all civil, criminal and regulatory issues. The Company does not believe that the dollar amount of such a settlement or its effect on the Company's operations, if any, will be material.

  The Company expects to enter into a settlement agreement with the Georgia Environmental Protection Division with respect to the burning of fusel oil at the Company's Atlanta, Georgia facility from August 1991 through August 1993. Under this settlement agreement, the Company expects to pay a stipulated civil penalty of $99,000, and to incur $16,000 of other costs.

                              RECENT ACQUISITIONS

  The Barton Acquisition. On June 29, 1993, the Company acquired all of the outstanding shares of capital stock of Barton. Barton is the United States' fourth largest importer of beers and eighth largest supplier of distilled spirits. The Barton Acquisition has enabled the Company to diversify within the beverage alcohol industry by participating in the imported beer and distilled spirits markets, which have similar marketing approaches and distribution channels to the Company's wine business, and to take advantage of the experienced management team that developed Barton as a successful company. With this acquisition, the Company acquired the right to distribute Corona and Modelo Especial beer in 25 primarily western states, national distribution rights for St. Pauli Girl and Tsingtao and a diversified line of distilled spirits including Barton Gin and Vodka, Ten High Bourbon Whiskey and Montezuma Tequila.

  Barton is being operated independently by its current management as a subsidiary of the Company. Until August 31, 1996, consistent with past practices and subject to annual approval by the Company's Board of Directors of an annual operating plan for the coming year, Ellis M. Goodman, the Chief Executive Officer of Barton, has full and exclusive strategic and operational responsibility for Barton and all of its subsidiaries.

  The aggregate consideration for Barton consisted of $65.5 million in cash, one million shares of the Company's Class A Common Stock, payments of up to approximately $4 million to participants in Barton's phantom stock plan and payments of up to an aggregate amount of $57.3 million (the "Earn-Out Amounts"). The cash consideration delivered at the closing was funded through a $50 million Term Loan and $18.8 million of Revolving Loans under the Company's Credit Facility. The Earn-Out Amounts consist of four payments scheduled to be made over a three year period. The first payment of $4 million was made on December 31, 1993. The second payment of $28.3 million is required to be made to the Barton Stockholders upon satisfaction of certain performance goals and the achievement of targets for earnings before interest and taxes. These goals have been satisfied and this payment will be made on December 30, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Liquidity and Capital Resources."

  The Vintners Acquisition. On October 15, 1993, the Company acquired substantially all of the assets of Vintners, subject to the assumption of certain liabilities. Vintners was the United States' fifth largest supplier of wine with two of the country's most highly recognized brands, Paul Masson and Taylor California Cellars. The Vintners Acquisition enabled the Company to expand its wine portfolio to include several large and highly recognized table wine brands that are distributed by a substantially common wholesaler network. Vintners' operations were immediately integrated with those of the Company at the closing of the acquisition. With this acquisition, the Company acquired the Paul Masson, Taylor California Cellars, Taylor New York, Deer Valley, St. Regis (non-alcoholic) and Great Western brands and related facilities.

  The aggregate cash consideration for Vintners was $148.9 million of which $18.9 million related to purchases of grapes in the 1993 harvest. The Company also delivered options to Vintners to purchase an aggregate of 500,000 shares (the "Option Shares") of the Company's Class A Common Stock, at an exercise price per share of $18.25, which Options are exercisable at any time until October 15, 1996. The Vintners cash consideration was funded by the Company pursuant to: (i) $18.9 million of Revolving Loans under the Credit Facility and
(ii) a $130 million Subordinated Bank Loan. On December 27, 1993, the Subordinated Bank Loan was repaid from the net proceeds of the Notes Offering and $4.1 million of Revolving Loans.

  The Almaden/Inglenook Acquisition. On August 5, 1994 the Company acquired the Almaden and Inglenook brands, the fifth and sixth largest selling table wines in the United States, a grape juice concentrate business, and wineries in Madera and Escalon, California, from Heublein. The Company also acquired Belaire Creek Cellars, Chateau La Salle and Charles Le Franc table wines, Le Domaine champagne and Almaden, Hartley and Jacques Bonet brandy. The accounts receivable and the accounts payable related to the acquired assets were not acquired by the Company.

  As a result of the Almaden/Inglenook Acquisition, the Company has strengthened its position as the second largest supplier of wines in the United States. The acquisition of the Inglenook brand significantly expands the Company's restaurant and bar on-premises presence. The Company intends to maintain the existing sales force and distribution network of the Almaden and Inglenook brands. Further, the Almaden/Inglenook Acquisition has resulted in the Company becoming the leading grape juice concentrate producer in the United States. The Company believes that the Almaden/Inglenook Acquisition will enable the Company to achieve significant cost savings through the consolidation of its California winery operations. The Almaden/Inglenook Product Lines had net sales for the 12-months ended September 30, 1993 of $233.4 million.

  The aggregate consideration for the acquired brands and other assets consisted of $130.6 million in cash, assumption of certain current liabilities and options to purchase an aggregate of 600,000 shares of Class A Common Stock (the "Almaden Option Shares"). Of the Almaden Option Shares, 200,000 are exercisable at a price of $30 per share and the remaining 400,000 are exercisable at a price of $35 per share. All of the options are exercisable at any time until August 5, 1996. The source of the cash payment made at closing, together with payment of other costs and expenses required by the Almaden/Inglenook Acquisition, was financing provided by the Company pursuant to a Term Loan under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Liquidity and Capital Resources."

  The cash purchase price is subject to adjustment and, based upon a closing statement delivered to the Company by Heublein, is expected to be reduced by $9.3 million. Under the acquisition agreement Heublein is obligated to pay the Company this amount plus interest from the closing date. The purchase price for the Almaden/Inglenook Acquisition as set forth in the pro forma financial statements included in this Prospectus reflects the original cash purchase price as adjusted for the payment expected to be received from Heublein.

  Heublein also agreed not to compete with the Company in the United States and Canada for a period of five years following the closing of the Almaden/Inglenook Acquisition in the production and sale of grape juice concentrate or sale of packaged wines bearing the designation "Chablis" or "Burgundy" except where, among other exceptions, such designations are currently used with certain brands retained by Heublein. Certain companies acquired by Heublein, however, may compete directly with the Company.

                                   MANAGEMENT

  The following table sets forth information with respect to the directors and principal officers of the Company:

 NAME                AGE POSITION OR OFFICE HELD
 ----                --- -----------------------
 Marvin Sands         70 Chairman of the Board
 Richard Sands        43 President, Chief Executive Officer and a Director
 Robert Sands         36 Executive Vice President, General Counsel and a
                          Director
 Bertram E. Silk      62 Senior Vice President and a Director
 James A. Locke, III  52 Director
 George Bresler       69 Director
 Ellis M. Goodman     57 Director and Executive Vice President of the Company
                          and Chief Executive Officer of Barton Incorporated
 Sir Harry Solomon    57 Director
 Lynn K. Fetterman    47 Senior Vice President, Chief Financial Officer and
                          Secretary
 Chris Kalabokes      47 Senior Vice President, President of Wine Division
 Alexander L. Berk    44 President and Chief Operating Officer of Barton
                          Incorporated
 Fred R. Mardell      60 Executive Vice President and General Counsel of Barton
                          Incorporated

  Marvin Sands is the founder of the Company, which is the successor to a business he started in 1945. He has been a director of the Company and its predecessor since 1946 and was Chief Executive Officer until October 1993. Marvin Sands is the father of Richard Sands and Robert Sands.

  Richard Sands, Ph.D. has been employed by the Company in various capacities since 1979. He was elected Executive Vice President and a director in 1982, became President and Chief Operating Officer in May 1986 and was elected Chief Executive Officer in October 1993. He is a son of Marvin Sands and the brother of Robert Sands.

  Robert Sands was appointed Executive Vice President, General Counsel in October 1993. He was elected a director of the Company in January 1990 and served as Vice President, General Counsel since June 1990. From June 1986, until his appointment as Vice President, General Counsel, Mr. Sands was employed by the Company as General Counsel. He is a son of Marvin Sands and the brother of Richard Sands.

  Bertram E. Silk has been a director and Vice President of the Company since 1973 and was elected Senior Vice President in October 1993. He has been employed by the Company since 1965. Currently, Mr. Silk is in charge of the Company's grape juice concentrate business in California. Before moving from Canandaigua, New York to California in 1989 to assume his current duties, Mr. Silk was in charge of production for the Company.

  James A. Locke, III has been a director of the Company since 1983. He is a partner in the law firm of Harter, Secrest & Emery, Rochester, New York, which is the Company's principal outside counsel.

  George Bresler has been a director of the Company since 1992. From August 1987 through July 1992, Mr. Bresler was a partner in the law firm of Bresler and Bab, New York, New York. Currently, Mr. Bresler is a partner in the law firm of Rosner, Bresler, Goodman & Golden in New York, New York.

  Ellis M. Goodman has been a director and Vice President since July 1993 and was elected Executive Vice President in October 1993. Mr. Goodman has been Chief Executive Officer of Barton Incorporated since 1987 and Chief Executive Officer of Barton Brands, Ltd. since 1982.

  Sir Harry Solomon has been a director of the Company since July 1993. From 1976 to 1993 Sir Harry was Chairman of the Board of Hillsdown Holdings plc, a British food company. Currently, Sir Harry is a director of Hillsdown Holdings plc, Frogmore Estates plc, a real estate development and investment company, and Princedale plc, an industrial design and management consulting company, all of which are publicly quoted United Kingdom companies.

  Lynn K. Fetterman joined the Company during April 1990 as its Vice President, Finance and Administration, Secretary and Treasurer and was elected Senior Vice President, Chief Financial Officer and Secretary in October 1993. For more than 10 years prior to that, he was employed by Reckitt and Colman in various executive capacities, including Vice President, Finance of its Airwick Industries Division and Vice President, Finance of its Durkee-French Foods Division. Mr. Fetterman's most recent position with Reckitt and Colman was as its Vice President-Controller. Reckitt and Colman's principal business relates to consumer food and household products.

  Chris Kalabokes joined the Company during October 1991 as President and Chief Executive Officer of the Company's Guild Wineries & Distilleries, Inc. subsidiary. During September 1992, he was appointed to the position of Vice President, President of the Wine Division of the Company and in October 1993 was appointed a Senior Vice President. For more than five years prior to joining the Company, he was employed by Guild. Mr. Kalabokes joined Guild in April 1985 as its Chief Financial Officer and continued in that position until June 1987 when he was promoted to President and Chief Executive Officer.

  Alexander L. Berk has served as President and Chief Operating Officer of Barton since 1990. From 1988 to 1990 Mr. Berk was the President and Chief Executive Officer of Schenley Industries and previously served in various other positions with Schenley since 1972.

  Fred R. Mardell has served as Executive Vice President of Barton since 1987 and General Counsel and an officer of Barton, or its predecessors, since joining the company in 1965.

STOCK OWNERSHIP

  As of September 30, 1994, the directors and principal officers of the Company listed above as a group beneficially owned approximately 20% of the outstanding shares of Class A Common Stock (exclusive of shares of Class A Common Stock issuable pursuant to the conversion feature of the Class B Common Stock beneficially owned by such officers and directors) and approximately 84% of the outstanding shares of Class B Common Stock.

                              SELLING STOCKHOLDERS

  The following table sets forth as to each Selling Stockholder, the number of shares of Class A Common Stock owned prior to the Offerings, the number of shares of Class A Common Stock being offered in the Offerings and the number of shares of Class A Common Stock to be owned upon completion of the Offerings.

           SHARES OF                                      SHARES OF
      CLASS A COMMON STOCK                           CLASS A COMMON STOCK
          BENEFICIALLY                                   BENEFICIALLY
         OWNED PRIOR TO                                  OWNED AFTER
           OFFERINGS            NUMBER OF SHARES OF       OFFERINGS
      -----------------------   CLASS A COMMON STOCK -----------------------
NAME   NUMBER       PERCENT        BEING OFFERED      NUMBER       PERCENT
- ----  ----------   ----------   -------------------- ----------   ----------






                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 80,000,000 shares, of which 60,000,000 shares are Class A Common Stock, par value $.01 per share, and 20,000,000 shares are Class B Common Stock, par value $.01 per share. At September 30, 1994 there were 12,617,301 shares of Class A Common Stock outstanding and held of record by 1,470 stockholders and 3,390,051 shares of Class B Common Stock outstanding and held of record by 406 stockholders. In addition, at September 30, 1994, options to purchase an aggregate of 1,665,750 shares of Class A Common Stock were outstanding. After completion of the Offerings, 15,767,301 shares of Class A Common Stock will be issued and outstanding, assuming no exercise of the Underwriters' and Managers' over-allotment option. All shares of Class A Common Stock and Class B Common Stock currently outstanding are, and the shares of Class A Common Stock offered hereby will be, fully paid and non-assessable, not subject to redemption except as hereinafter described and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

  The following description of the capital stock of the Company and certain provisions of the Company's Restated Certificate of Incorporation and By-Laws is a summary and is qualified in its entirety by the provisions of the Restated Certificate of Incorporation and By-Laws.

COMMON STOCK

  General. The rights of holders of Class A Common Stock and Class B Common Stock are identical except for voting, dividends and conversion rights.

  Voting. The holders of Class A Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share. Holders of Class A Common Stock, voting as a class, are entitled to elect at least one-fourth of the members of the Board of Directors to be elected at a meeting of stockholders, and the holders of Class B Common Stock, voting as a class, are entitled to elect the remaining directors. If the number of outstanding shares of Class B Common Stock is less than 12 1/2% of the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock, the holders of Class A Common Stock shall become entitled to elect at least one-fourth of the directors voting as a class and to elect the remaining directors voting together as a single class with holders of Class B Common Stock, provided that the holders of Class A Common Stock shall have one vote per share and the holders of Class B Common Stock shall have ten votes per share. Holders of Class A Common Stock and Class B Common Stock may also vote as separate classes on those matters set forth in Section 242(b) of the Delaware General Corporation Law to the extent that an amendment to the Company's certificate of incorporation would affect the rights and preferences of that class of stock, although the number of authorized but not issued and outstanding shares of either Class A Common Stock or Class B Common Stock may be increased or decreased by the majority vote of all outstanding shares of Class A Common Stock and Class B Common Stock voting as a single class. On all other matters submitted to a vote of the stockholders, the holders of Class A Common Stock and Class B Common Stock vote together as a single class.

  Dividends. If the Company pays a cash dividend on Class B Common Stock, each share of Class A Common Stock will receive an amount at least 10% greater than the amount of the cash dividend per share paid on Class B Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying any dividend on Class B Common Stock.

  Conversion. Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. The shares of Class A Common Stock are not convertible into or exchangeable for shares of Class B Common Stock or any other securities of the Company.

  Other Provisions. The Holders of Class A Common Stock and Class B Common Stock are entitled to share pro rata in the distribution of the Company's assets available for such purpose in the event of liquidation. Holders of Class A Common Stock and Class B Common Stock have no preemptive rights to subscribe to any additional securities of any class which the Company may issue, and there are no redemption provisions or sinking fund provisions applicable to any such classes, nor is the Class A Common Stock and Class B Common Stock subject to calls or assessments by the Company.

CERTAIN STATUTORY PROVISIONS

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of
Section 203, a "business combination" includes a merger, assets sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Class A Common Stock is The First National Bank of Boston, Boston, Massachusetts.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

  The following is a general discussion of certain anticipated United States federal income and estate tax consequences of the ownership and disposition of shares of Class A Common Stock by non-U.S. holders. For purposes of this discussion, a "non-U.S. holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and administrative and judicial interpretation of the Code as of the date hereof, all of which are subject to change. Each prospective non-U.S. holder is urged to consult its own tax adviser with respect to the United States federal income and estate tax consequences and United States state and local tax consequences of owning and disposing of shares of Class A Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

DIVIDENDS

  In general, dividends paid to a non-U.S. holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the non-U.S. holder within the United States, or (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. holder. Dividends effectively connected with such trade or business or attributable to such permanent establishment generally will not be subject to withholding (if the non-U.S. holder files certain forms with the payor of the dividend) and generally will be subject to United States federal income tax at regular rates. In the case of a non-U.S. holder which is a corporation, such effectively connected income may also be subject to an additional "branch profits tax" (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country. Treasury regulations proposed in 1984 which have not been finally adopted, however, would require non-U.S. holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends.

GAIN ON DISPOSITION

  A non-U.S. holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of Class A Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) and the non-U.S. holder disposing of the share owned, directly or constructively, at any time during the five-year period preceding the disposition, more than five percent of the Class A Common Stock; (ii) the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States or, if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. holder; (iii) in the case of a non-U.S. holder who is an individual, who holds the share as a capital asset and who is present in the United States for 183 days or more in the taxable year of the disposition, either (a) such non-U.S. holder has a "tax home" (as defined for U.S. federal income tax purposes) in the United States and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such non-U.S. holder outside of the United States or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such non-U.S. holder in the United States; or (iv) the non-U.S. Holder is subject to a tax pursuant to provisions of the Code applicable to certain United States expatriates.

FEDERAL ESTATE TAX

  Shares of Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS

  The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Class A Common Stock to a non-U.S. holder at an address outside the United States.

  The payment of the proceeds from the disposition of Class A Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of Class A Common Stock to or through a non-U.S. office of a broker generally will, except as noted below, not be subject to backup withholding and information reporting. In the case of proceeds from a disposition of Class A Common Stock paid to or through a non-U.S. office of a U.S. broker or paid to or through a non-U.S. office of a non-U.S. broker that is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business, (a) backup withholding will not apply unless the broker has actual knowledge that the owner is not a non-U.S. holder, and (b) information reporting will not apply if the broker has documentary evidence in its files and the owner is a non-U.S. holder (unless the broker has actual knowledge to the contrary).

  Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded (or credited against the non-U.S. holder's United States federal income tax liability, if any), provided that the required information is furnished to the Service.

  The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Class A Common Stock is subject to change.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A Common Stock are effected. Accordingly, any resale of the Class A Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A Common Stock.

REPRESENTATIONS TO PURCHASERS

  Each purchaser of Class A Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Class A Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of Class A Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Class A Common Stock acquired on the same date and under the same prospectus exemption.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting
Agreement dated    , 1994 (the "U.S. Underwriting Agreement"), the underwriters named below (the "U.S. Underwriters"), for whom CS First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, William Blair & Company and Chase Securities, Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Stockholders the following respective numbers of U.S. Shares:

                                                                     NUMBER OF
        UNDERWRITER                                                 U.S. SHARES
        -----------                                                 -----------
   CS First Boston Corporation.....................................
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...........................................
   William Blair & Company.........................................
   Chase Securities, Inc...........................................
                                                                     ---------
       Total.......................................................  2,640,000
                                                                     =========

  The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares offered hereby if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

  The Company and the Selling Stockholders have entered into a Subscription Agreement (the "Subscription Agreement") with the Managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

  The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 495,000 additional shares at the public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The U.S. Underwriters and the Managers may exercise such option only to cover over-allotments in the sale of the shares of Class A Common Stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of U.S. Shares in such table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the total number of International Shares in such table.

  The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at
such price less a concession of $   per share, and the U.S. Underwriters and
such dealers may allow a discount of $   per share on sales to certain other
dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

  In connection with the Offerings, CS First Boston Corporation and certain of the Underwriters and selling group members (if any) and their respective affiliates may engage in passive market making transactions in the Class A Common Stock and Class B Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during a period before commencement of offers or sales of the U.S. Shares offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such.

  The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Offerings, changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of CS First Boston Corporation as the representative, of the U.S. Underwriters, and CS First Boston Limited ("CSFBL"), on behalf of the Managers.

  Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

  Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Class A Common Stock as may be mutually agreed upon. The price of any shares so sold will be the initial public offering price, less such amount as may be mutually agreed upon by CS First Boston Corporation, on behalf of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Class A Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of the Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Class A Common Stock.

  This Prospectus may be used by underwriters and dealers in connection with the sales of International Shares to persons located in the United States, to the extent such sales are permitted by the contractual limitations on sales described above.

  The Company and members of the Sands family have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, and the Company has agreed that it will not cause to be filed with the Commission a registration statement under the Securities Act relating to, or announce any offering of, any shares of Class A Common Stock or any securities convertible or exchangeable into or exercisable for any shares of Class A Common Stock, except the shares of Class A Common Stock offered in the Offerings, without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of this Prospectus; provided, however, that (i) the Company may issue and sell Class A Common Stock (or options exercisable for Class A Common Stock) pursuant to any employee or non-employee director stock option plan or stock ownership plan of the Company (so long as the aggregate number of shares of Class A Common Stock issued or issuable with respect thereto does not exceed shares of Class A Common Stock), and (ii) the Company may issue Class A Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Class A Common Stock pursuant to the terms of any securities outstanding on the date hereof or other obligations binding upon the Company and in effect on the date hereof.

  Each of the Company and the Selling Stockholders has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

  Because more than 10% of the net proceeds of the Offerings will be paid to an affiliate of Chase Securities, Inc., the Offerings are being conducted in accordance with Section 44(c) of the NASD Rules of Fair Practice. Certain of the Representatives perform investment banking services for the Company from time to time. In addition, an affiliate of Chase Securities, Inc. performs commercial banking services for the Company.

                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by McDermott, Will & Emery, Chicago, Illinois. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

  The financial statements of Barton, incorporated by reference in this Prospectus and the Registration Statement, have been audited by Deloitte & Touche LLP, independent public accountants to the extent and for the periods indicated in their report with respect thereto and have been incorporated by reference herein in reliance upon the report of said firm given their authority as experts in accounting and auditing.

  The financial statement of Vintners as of July 31, 1993 and 1992 and for each of the three years in the period ended July 31, 1993 appearing in the Company's Current Report on Form 8-K dated October 15, 1993, as amended by Form 8-K/A, Form 8-K/A-2 and Form 8-K/A-3 have been audited by Ernst & Young LLP, independent auditors, as indicated in their report thereon included therein and incorporated herein by reference. The financial statements of Vintners are incorporated herein by reference in reliance upon such report of Ernst & Young LLP, given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of the Almaden/Inglenook Product Lines as of August 5, 1994 and for each of the years in the three year period ended September 30, 1993 have been included in this Prospectus and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of applying overhead to inventory.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of May 31, 1994 (unaudited) and
   August 31, 1993 and 1992...............................................  F-3
  Consolidated Statements of Income for the nine-month periods ended May
   31, 1994 and
   1993 (unaudited) and years ended August 31, 1993, 1992 and 1991........  F-5
  Consolidated Statements of Changes in Stockholders' Equity for the
   years ended August 31, 1993, 1992 and 1991 and the nine-month period ended
   May 31, 1994 (unaudited)...............................................  F-6
  Consolidated Statements of Cash Flows for the nine-month periods ended
   May 31,
   1994 and 1993 (unaudited) and years ended August 31, 1993, 1992 and
   1991...................................................................  F-7
  Notes to Consolidated Financial Statements..............................  F-8
ALMADEN/INGLENOOK PRODUCT LINES
  Independent Auditors' Report............................................ F-27
  Statement of Assets and Liabilities Related to the Product Lines Ac-
   quired by Canandaigua Wine Company, Inc. as of August 5, 1994.......... F-28
  Statements of Identified Income and Expenses of the Product Lines Ac-
   quired to Canandaigua
   Wine Company, Inc. for the ten month periods ended August 5, 1994 and
   July 31, 1993 (unaudited) and the years ended September 30, 1993, 1992 and 1991............................................................... F-29
  Statements of Cash Flows of the Product Lines Acquired by Canandaigua
   Wine Company, Inc.
   for the ten month periods ended August 5, 1994 and July 31, 1993 (unau-
   dited) and the years ended September 30, 1993, 1992 and 1991........... F-30
  Notes to Financial Statements of the Product Lines Acquired by Canandai-
   gua
   Wine Company, Inc. .................................................... F-31

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Canandaigua Wine Company, Inc.:

  We have audited the accompanying consolidated balance sheets of CANANDAIGUA WINE COMPANY, INC. (a Delaware corporation) and subsidiaries as of August 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended August 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canandaigua Wine Company, Inc. and subsidiaries as of August 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1993, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Rochester, New York
October 29, 1993

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                           AUGUST 31,
                                        MAY 31,     --------------------------
                                          1994          1993          1992
                                      ------------  ------------  ------------
                                      (UNAUDITED)
CURRENT ASSETS:
  Cash and cash investments.......... $  1,539,933  $  3,717,782  $  2,193,543
  Accounts receivable, net...........   98,248,168    75,908,946    33,768,893
  Inventories, net...................  215,515,787   147,165,267    92,694,401
  Prepaid expenses and other current
   assets............................   19,461,000    17,262,919     5,427,052
                                      ------------  ------------  ------------
    Total current assets.............  334,764,888   244,054,914   134,083,889
                                      ------------  ------------  ------------
PROPERTY, PLANT AND EQUIPMENT, at
 cost:
  Land...............................   12,015,152     4,305,648     4,131,069
  Buildings and improvements.........   62,516,055    30,135,151    26,296,460
  Machinery and equipment............  145,575,079    91,161,305    82,671,627
  Motor vehicles.....................    2,551,367     2,553,585     1,811,128
  Construction in progress...........    4,189,593     2,074,570     2,213,610
                                      ------------  ------------  ------------
                                       226,847,246   130,230,259   117,123,894
Less--Accumulated depreciation.......  (59,149,570)  (51,629,978)  (44,554,352)
                                      ------------  ------------  ------------
                                       167,697,676    78,600,281    72,569,542
                                      ------------  ------------  ------------
OTHER ASSETS.........................   77,305,520    32,527,291    11,181,799
                                      ------------  ------------  ------------
    Total assets..................... $579,768,084  $355,182,486  $217,835,230
                                      ============  ============  ============

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                           AUGUST 31,
                                        MAY 31,     --------------------------
                                          1994          1993          1992
                                      ------------  ------------  ------------
                                      (UNAUDITED)
CURRENT LIABILITIES:
  Notes payable...................... $ 38,000,000  $  9,000,000  $        --
  Current maturities of long-term
   debt..............................    8,793,954    11,828,000       265,181
  Accounts payable...................   34,266,350    41,288,481    40,702,691
  Accrued federal and state excise
   taxes ............................   11,399,202    11,194,941     3,584,001
  Accrued salaries and commissions...    5,574,569     4,276,960     2,006,714
  Other accrued liabilities..........   56,813,189    19,213,356     5,632,837
                                      ------------  ------------  ------------
    Total current liabilities........  154,847,264    96,801,738    52,191,424
                                      ------------  ------------  ------------
LONG-TERM DEBT, less current maturi-
 ties................................  178,432,437   108,303,233    61,909,155
                                      ------------  ------------  ------------
DEFERRED INCOME TAXES................   31,479,601    20,629,329     7,849,814
                                      ------------  ------------  ------------
OTHER LIABILITIES....................    7,852,108     3,344,414       335,783
                                      ------------  ------------  ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Class A Common Stock, $.01 par val-
   ue--
   Authorized, 60,000,000 shares; Is-
   sued, 13,832,597 in 1994,
   10,543,645 shares in 1993 and
   9,489,130 shares in 1992..........      138,326       105,439        94,891
  Class B Convertible Common Stock,
   $.01 par value--Authorized,
   20,000,000 shares; Issued,
   4,015,776 in 1994, 4,068,576
   shares in 1993 and 4,069,741
   shares in 1992....................       40,158        40,685        40,697
  Additional paid-in capital.........  110,066,831    47,201,942    32,338,092
  Retained earnings..................  104,575,200    86,525,325    70,921,273
                                      ------------  ------------  ------------
                                       214,820,515   133,873,391   103,394,953
                                      ------------  ------------  ------------
Less--Treasury stock
 Class A Common Stock, 1,239,366
 shares in 1994, 1,274,251 shares in
 1993 and 1,299,426 in 1992, at cost.   (5,457,318)   (5,563,096)   (5,639,376)
  Class B Convertible Common Stock,
   625,725 shares in 1994, 625,725
   shares in 1993 and 625,725 in
   1992, at cost.....................   (2,206,523)   (2,206,523)   (2,206,523)
                                      ------------  ------------  ------------
                                        (7,663,841)   (7,769,619)   (7,845,899)
                                      ------------  ------------  ------------
Total stockholders' equity...........  207,156,674   126,103,772    95,549,054
                                      ------------  ------------  ------------
Total liabilities and stockholders'
 equity.............................. $579,768,084  $355,182,486  $217,835,230
                                      ============  ============  ============

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                           NINE MONTHS ENDED MAY 31,            YEARS ENDED AUGUST 31,
                          ----------------------------  ----------------------------------------
                              1994           1993           1993          1992          1991
                          -------------  -------------  ------------  ------------  ------------
                                  (UNAUDITED)
GROSS SALES.............  $ 618,615,707  $ 233,605,602  $389,417,243  $305,117,538  $212,636,675
  Less--Excise taxes....   (169,876,974)   (43,219,847)  (83,108,908)  (59,874,990)  (36,077,686)
                          -------------  -------------  ------------  ------------  ------------
    Net sales...........    448,738,733    190,385,755   306,308,335   245,242,548   176,558,989
COST OF PRODUCT SOLD....   (319,639,702)  (132,744,773) (214,930,669) (174,685,036) (131,064,112)
                          -------------  -------------  ------------  ------------  ------------
  Gross profit..........    129,099,031     57,640,982    91,377,666    70,557,512    45,494,877
SELLING, GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............    (87,109,400)   (37,539,688)  (59,983,385)  (46,490,983)  (30,183,407)
                          -------------  -------------  ------------  ------------  ------------
  Operating income......     41,989,631     20,101,294    31,394,281    24,066,529    15,311,470
INTEREST INCOME.........        237,587        126,082       147,417       327,693       955,210
INTEREST EXPENSE........    (13,083,543)    (4,312,012)   (6,273,429)   (6,510,250)   (4,586,059)
                          -------------  -------------  ------------  ------------  ------------
  Income before
   provision for income
   taxes................     29,143,675     15,915,364    25,268,269    17,883,972    11,680,621
PROVISION FOR FEDERAL
 AND STATE INCOME TAXES.    (11,093,800)    (5,968,300)   (9,664,217)   (6,527,630)   (3,970,500)
                          -------------  -------------  ------------  ------------  ------------
  NET INCOME............  $  18,049,875  $   9,947,064  $ 15,604,052  $ 11,356,342  $  7,710,121
                          =============  =============  ============  ============  ============
PER SHARE DATA:
  Net income per common
   and common equivalent
   share:
    Primary.............          $1.16           $.84         $1.30         $1.08         $0.84
                                  =====           ====         =====         =====         =====
    Fully diluted.......          $1.13           $.79         $1.20         $1.01         $ --
                                  =====           ====         =====         =====         =====
  Weighted average
   shares outstanding:
    Primary.............     15,590,328     11,775,180    11,963,652    10,527,270     9,202,048
    Fully diluted.......     16,329,966     15,068,265    15,203,114    13,820,335           --

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                          CLASS A   CLASS B   ADDITIONAL
                           COMMON   COMMON     PAID-IN       RETAINED    TREASURY
                           STOCK     STOCK     CAPITAL       EARNINGS      STOCK        TOTAL
                          --------  -------  ------------  ------------ -----------  ------------
BALANCE, August 31,
 1990...................  $ 66,853  $42,844      $146,105   $51,854,810 $(4,908,041)  $47,202,571
 Conversion of 46,800
  Class B Convertible
  Common shares to Class
  A Common shares.......       468     (468)          --            --          --            --
 Employee stock purchase
  of 32,790 treasury
  shares................       --       --         60,938           --       99,534       160,472
 Purchase of treasury
  shares 587,250 Class A
  Common shares and
  59,400 Class B
  Convertible Common
  shares................       --       --            --            --   (3,106,526)   (3,106,526)
 Issuance of 1,719
  treasury shares to
  stock appreciation
  right plan............       --       --          2,804           --        5,218         8,022
 Net income for fiscal
  1991..................       --       --            --      7,710,121         --      7,710,121
                          --------  -------  ------------  ------------ -----------  ------------
BALANCE, August 31,
 1991...................    67,321   42,376       209,847    59,564,931  (7,909,815)   51,974,660
 Conversion of 167,689
  Class B Convertible
  Common shares to Class
  A Common shares.......     1,679   (1,679)          --            --          --            --
 Issuance of 2,589,750
  Class A Common shares.    25,898      --     31,955,469           --          --     31,981,367
 Employee stock purchase
  of 18,526 treasury
  shares................       --       --        159,217           --       56,157       215,374
 Fractional shares paid
  in cash in a three-
  for-two stock split...        (7)     --         (7,650)          --          --         (7,657)
 Issuance of 2,556
  treasury shares to
  stock incentive plan..       --       --         21,209           --        7,759        28,968
 Net income for fiscal
  1992..................       --       --            --     11,356,342         --     11,356,342
                          --------  -------  ------------  ------------ -----------  ------------
BALANCE, August 31,
 1992...................    94,891   40,697    32,338,092    70,921,273  (7,845,899)   95,549,054
 Conversion of 1,165
  Class B Convertible
  Common shares to Class
  A Common shares ......        12      (12)          --            --          --            --
 Issuance of 1,000,000
  Class A Common shares.    10,000      --     13,583,750           --          --     13,593,750
 Conversion of 7%
  Convertible debentures
  to Class A Common
  shares                       536      --        976,409           --          --        976,945
 Employee stock purchase
  of 21,071 treasury
  shares................       --       --        265,852           --       63,845       329,697
 Issuance of 4,104
  treasury shares to
  stock incentive plan..       --       --         37,839           --       12,435        50,274
 Net income for fiscal
  1993..................       --       --            --     15,604,052         --     15,604,052
                          --------  -------  ------------  ------------ -----------  ------------
BALANCE, August 31,
 1993...................   105,439   40,685    47,201,942    86,525,325  (7,769,619)  126,103,772
 Conversion of 51,400
  Class B Convertible
  Common shares to Class
  A Common shares.......       527     (527)          --            --          --            --
 Conversion of 7%
  Convertible debentures
  to Class A Common
  shares................    32,360      --     58,924,682           --          --     58,957,042
 To write off
  accumulated
  amortization on
  debentures converted,
  net of amortization...       --       --     (1,568,719)          --          --     (1,568,719)
 To write off interest
  accrued on debentures,
  net of tax effect.....       --       --        849,843           --          --        849,843
 Employee stock purchase
  of 34,885 treasury
  shares................       --       --        439,083           --      105,778       544,861
 To record exercise of
  2,250 Class A stock
  options...............       --       --         10,000           --          --         10,000
 To record 500,000 Class
  A stock options
  related to the
  Vintners Acquisition..       --       --      4,210,000           --          --      4,210,000
 Net income for the nine
  months ended May 31,
  1994..................       --       --            --     18,049,875         --     18,049,875
                          --------  -------  ------------  ------------ -----------  ------------
 BALANCE, May 31, 1994
  (unaudited)...........  $138,326  $40,158  $110,066,831  $104,575,200 $(7,663,841) $207,156,674
                          ========  =======  ============  ============ ===========  ============

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              NINE MONTHS ENDED
                                   MAY 31,                   YEARS ENDED AUGUST 31,
                          --------------------------  ---------------------------------------
                              1994          1993          1993          1992         1991
                          ------------  ------------  ------------  ------------  -----------
                                 (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income.............  $ 18,049,875  $  9,947,064  $ 15,604,052  $ 11,356,342  $ 7,710,121
Adjustments to reconcile
 net income to net cash
 (used in) provided by
 operating activities:
 Depreciation of
  property, plant and
  equipment.............     7,519,592     5,455,929     7,388,938     6,079,684    5,033,609
 Amortization of
  intangible assets.....     2,822,800       773,901     1,286,136       995,361      392,835
 Deferred income tax
  expense...............       861,272           --      1,028,464       387,000      524,186
 Accrued interest on
  converted debentures,
  net of tax............       161,241           --            --            --           --
 (Gain) loss on sale of
  property, plant and
  equipment.............           --       (184,968)     (524,154)          --       288,722
Change in assets and
 liabilities, net of
 effects from purchases
 of businesses:
 Accounts receivable....    (2,161,452)    2,893,873    (5,760,764)   (2,617,005)  (1,405,788)
 Inventories............    16,060,328     1,584,176     8,966,006   (19,763,810)  (2,911,584)
 Prepaid expenses.......    (1,884,985)   (1,312,158)   (8,570,762)    1,321,823     (976,090)
 Income tax refunds
  receivable............           --            --            --            --       708,994
 Accounts payable.......   (40,287,485)  (26,147,857)  (18,948,495)   17,653,512     (233,326)
 Accrued federal and
  state excise taxes....      (853,217)   (1,305,996)      844,811       699,290      780,616
 Accrued salaries and
  commissions...........     1,297,609       (56,658)      671,221       869,875      (18,255)
 Other accrued
  liabilities...........    (3,461,138)    2,430,734     6,015,691    (1,026,576)    (540,529)
 Other..................    (8,802,563)     (553,588)      910,766       243,886      (78,456)
                          ------------  ------------  ------------  ------------  -----------
 Net cash (used in)
  provided by operating
  activities............   (10,678,123)   (6,475,548)    8,911,910    16,199,382    9,275,055
                          ------------  ------------  ------------  ------------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Sale of short-term
  investments, net......           --            --            --     21,789,270    3,365,163
 Proceeds from sale of
  property, plant and
  equipment.............           --        649,000     1,336,982           --       191,153
 Purchase of property,
  plant and equipment,
  net of minor
  disposals.............    (5,262,079)   (4,261,637)   (6,948,609)   (4,713,091)  (2,843,722)
 Purchases of
  businesses, net of
  cash acquired.........         3,200           --      8,710,305   (26,423,166)    (530,080)
                          ------------  ------------  ------------  ------------  -----------
 Net cash (used in)
  provided by investing
  activities............    (5,258,879)   (3,612,637)    3,098,678    (9,346,987)     182,514
                          ------------  ------------  ------------  ------------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Net proceeds from
  (repayments of) notes
  payable...............    17,681,358     8,000,000    (9,835,041)          --           --
 Borrowings of long-term
  debt..................           --            --            --            --       189,301
 Principal payments of
  long-term debt........    (4,474,105)      (38,741)    (981,005)  (41,189,567)   (1,017,404)
 Payments to acquire
  treasury stock........           --            --            --            --    (3,053,146)
 Proceeds from employee
  and stock appreciation
  right plan treasury
  stock purchases.......       544,860       203,512       329,697       244,342      115,115
 Proceeds from stock
  issuance..............        10,000           --            --     31,981,362          --
 Bank fees on
  acquisition of
  business..............           --            --            --     (2,543,897)         --
 Fractional shares paid
  on stock splits.......        (2,960)          --            --         (7,651)         --
                          ------------  ------------  ------------  ------------  -----------
 Net cash provided by
  (used in) financing
  activities............    13,759,153     8,164,771   (10,486,349)  (11,515,411)  (3,766,134)
                          ------------  ------------  ------------  ------------  -----------
NET (DECREASE) INCREASE
 IN CASH AND CASH
 INVESTMENTS............    (2,177,849)   (1,923,414)    1,524,239    (4,663,016)   5,691,435
CASH AND CASH
 INVESTMENTS, beginning
 of year................     3,717,782     2,193,543     2,193,543     6,856,559    1,165,124
                          ------------  ------------  ------------  ------------  -----------
CASH AND CASH
 INVESTMENTS, end of
 year...................  $  1,539,933  $    270,129  $  3,717,782  $  2,193,543  $ 6,856,559
                          ============  ============  ============  ============  ===========
SUPPLEMENTAL DISCLOSURES
 OF CASH FLOW
 INFORMATION:
 Cash paid during the
  fiscal year for:
 Interest...............  $  8,729,470  $  3,246,916  $  5,910,430  $  6,503,762  $ 4,614,915
                          ============  ============  ============  ============  ===========
 Income taxes...........  $ 11,323,972  $  3,912,926  $  5,669,878  $  5,687,058  $ 3,370,387
                          ============  ============  ============  ============  ===========
SUPPLEMENTAL DISCLOSURES
 OF NONCASH INVESTING
 AND FINANCING
 ACTIVITIES:
 Fair value of assets
  acquired..............  $237,782,954  $        --   $135,280,000  $ 76,194,536  $       --
 Liabilities assumed....   (90,950,669)          --    (52,851,000)   (9,771,370)         --
                          ------------  ------------  ------------  ------------  -----------
 Cash paid..............   146,832,285           --     82,429,000    66,423,166          --
 Less-Amounts borrowed..  (142,622,285)          --    (68,835,000)  (40,000,000)         --
 Less-Issuance of Class
  A Common Stock........    (4,210,000)          --    (13,594,000)          --           --
                          ------------  ------------  ------------  ------------  -----------
 Net cash paid for
  acquisition...........  $        --   $        --   $        --   $ 26,423,166  $       --
                          ============  ============  ============  ============  ===========
Issuance of Class A
 Common Stock for
 conversion of
 debentures.............  $ 58,960,000  $        --   $    976,945  $        --   $       --
                          ============  ============  ============  ============  ===========
Issuance of treasury
 shares to stock
 incentive plan.........  $        --   $        --   $     50,274  $        --   $       --
                          ============  ============  ============  ============  ===========
Write-off of unamortized
 deferred financing
 costs on debentures....  $ (1,568,719) $        --   $        --   $        --   $       --
                          ============  ============  ============  ============  ===========
Write-off of unpaid
 accrued interest on
 debentures.............  $  1,370,743  $        --   $        --   $        --   $       --
                          ============  ============  ============  ============  ===========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of business --

  Canandaigua Wine Company, Inc. and subsidiaries operates in the beverage alcohol industry and, as of August 31, 1993, is a producer and supplier of wine, an importer of beers and a supplier of distilled spirits in the United States. They maintain a portfolio of over 100 national and regional brands of beverage alcohol which are distributed by over 1,000 wholesalers throughout the United States. Their products are marketed in five general categories: table wines, sparkling wines, dessert wines, imported beer and distilled spirits.

 Principles of consolidation --

  The consolidated financial statements include the accounts of the Canandaigua Wine Company, Inc. and subsidiaries (the Company), all of which are wholly-owned. All intercompany accounts and transactions have been eliminated.

 Unaudited Financial Statements --

  The consolidated financial statements as of May 31, 1994 and for the nine month periods ended May 31, 1994 and 1993 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission applicable to interim reporting and reflect, in the opinion of the Company, all adjustments necessary to present fairly the financial information for Canandaigua Wine Company, Inc. and its consolidated subsidiaries. All such adjustments are of a normal recurring nature. Results for interim periods are not necessarily indicative of results for the entire year.

 Cash investments --

  Cash investments consist of money market funds that are stated at cost, which approximates market value. These investments amounted to approximately $8,000 and $417,000 at August 31, 1993 and 1992, respectively.

 Financial instruments --

  In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 107 requires companies to disclose the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the balance sheet. The Company has adopted SFAS No. 107; the impact of such adoption is not material to the Company's financial statements.

 Interest rate futures and currency forward contracts --

  From time to time, the Company enters into interest rate futures and a variety of currency forward contracts in management of interest rate risk and foreign currency transaction exposure. Unrealized gains and losses on interest rate futures are deferred and recognized as a component of interest expense over the borrowing period. Unrealized gains and losses on foreign currency forward contracts are deferred and recognized as a component of the related transactions in the accompanying financial statements. The discount or premium of the forward contract is recognized over the life of the contract.

  At August 31, 1993, there were no interest rate swap agreements outstanding. At August 31, 1992, the Company had a contract applicable to $22,000,000 of short-term seasonal borrowings which effectively guaranteed a fixed interest rate of 6.82% for seasonal borrowing during the four month period ended September 15, 1992. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  At August 31, 1993, the Company had open currency forward contracts to purchase $6,031,000 of German deutschemarks and $928,000 of British pounds, all of which mature within 12 months; their fair market values, based upon August 31, 1993 market exchange rates were $6,262,000 and $929,000, respectively. No significant forward contracts were outstanding at August 31, 1992.

 Inventories --

  Inventories are valued at the lower of cost (computed using the last-in, first-out (LIFO) or first-in, first-out (FIFO) methods) or market. The percentage of inventories valued using the LIFO method is 88% and 97% at August 31, 1993 and 1992, respectively and 93% and 97% at May 31, 1994 and 1993, respectively. Replacement cost of the inventories determined on a FIFO basis approximated $146,421,000 and $92,488,000 at August 31, 1993 and 1992,
respectively and $215,199,000 and $91,096,000 at May 31, 1994 and 1993,
respectively. At August 31, 1993 and 1992 the net realizable value of the Company's inventories was in excess of $147,165,267 and $92,694,401, respectively and $215,515,787 and $91,110,225 at May 31, 1994 and 1993,
respectively. During fiscal 1993, the Company had a liquidation of certain LIFO inventories, resulting in a reduction of cost of product sold of approximately $1,112,000.

  Elements of cost include materials, labor and overhead and consist of the following at August 31, and May 31:

                                      MAY 31,                 AUGUST 31,
                              ------------------------ ------------------------
                                  1994        1993         1993        1992
                              ------------ ----------- ------------ -----------
                                    (UNAUDITED)
Raw materials and supplies... $ 29,062,176 $30,730,409 $ 31,683,657 $43,804,056
Wines, whiskey, and spirits
 in process..................  137,090,956  44,441,520   73,400,765  31,385,773
Finished case goods..........   49,362,655  15,938,296   42,080,845  17,504,572
                              ------------ ----------- ------------ -----------
                              $215,515,787 $91,110,225 $147,165,267 $92,694,401
                              ============ =========== ============ ===========

  Inventory classifications for 1992 have been restated to conform to current year presentation.

 Property, plant and equipment --

  Property, plant and equipment is stated at cost. Major additions and betterments are charged to property accounts, while maintenance and repairs are charged to operations as incurred. The cost of properties sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts at the time of disposal and resulting gains or losses are included as a component of operating income.

 Other assets --

  Other assets, which consist of trademarks, distribution rights, agency license agreements, cash surrender value of officers' life insurance, deferred financing costs, goodwill, covenants-not-to-compete, and other amounts, are stated at cost, net of accumulated amortization. Amortization is calculated on a straight-line or effective interest basis over periods ranging from five to forty years. At August 31, 1993, the weighted average of the remaining useful lives of these assets was approximately 31 years. Accumulated amortization on these assets totalled approximately $3,280,000 and $1,994,000 at August 31, 1993 and 1992, respectively.

  The face value of the officers' life insurance policies totalled $2,852,000 in both 1993 and 1992.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


 Depreciation --

  Depreciation is computed primarily on the straight-line method over the following estimated useful lives:

             DESCRIPTION                                      DEPRECIABLE LIFE
             -----------                                      ----------------
      Buildings and improvements............................ 10 to 33 1/3 years
      Machinery and equipment............................... 7 to 15 years
      Motor vehicles........................................ 3 to 7 years


  Amortization of assets capitalized under capital leases is included with depreciation expense. Amortization is calculated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

 Income taxes --

  The Company uses the liability method of accounting for income taxes. The liability method accounts for deferred income taxes by applying statutory rates in effect at the balance sheet date to the difference between the financial reporting and tax basis of assets and liabilities. In fiscal 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which replaced Statement of Financial Accounting Standards No. 96, which was the standard the Company previously used. The cumulative effect of this change in accounting principle was not material to the Company's financial statements and was included in the fiscal 1992 tax provision.

  Deferred income taxes are provided to reflect the effect of temporary differences primarily related to: (1) using the FIFO basis to value certain inventories for income tax purposes and the LIFO basis for financial reporting purposes; (2) the use of accelerated depreciation methods for income tax purposes and the straight-line method for financial reporting purposes; and (3) differences in the treatment of advertising expense for financial reporting and income tax purposes.

 Common stock --

  The Company has two classes of common stock, Class A Common Stock and Class B Common Stock. Class B Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder. Holders of Class B Common Stock are entitled to ten votes per share. Holders of Class A Common Stock are entitled to only one vote per share, but are entitled to a cash dividend premium. If the Company pays a cash dividend on Class B Common Stock, each share of Class A Common Stock will receive an amount at least ten percent greater than the amount of the cash dividend per share paid on Class B Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying any dividend on Class B Common Stock.

  On September 26, 1991 and June 1, 1992, the Company approved three-for-two stock splits of both Class A and Class B Common Stock to stockholders of record on October 11, 1991 and June 22, 1992, respectively. All references in the consolidated financial statements to weighted average number of shares and issued shares have been retroactively restated to reflect the splits (see Note
6).

  On June 28, 1993, the Company approved an increase in the number of authorized shares of the Company's Class A Common Stock from 15,000,000 shares to 60,000,000 shares and an increase in the number of authorized shares of the Company's Class B Common Stock from 5,000,000 shares to 20,000,000 shares.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Net income per common and common equivalent shares --

  Primary net income per common and common equivalent share in fiscal 1993 and 1992 is based on the weighted average number of common and common equivalent shares (stock options and stock appreciation rights determined under the treasury stock method) outstanding during the year for Class A Common Stock and Class B Common Stock. Fully diluted earnings per common and common equivalent shares in fiscal 1993 and 1992 assumes the conversion of the 7% convertible subordinated debentures under the "if converted method" and assumes exercise of stock options and stock appreciation rights using the treasury stock method.

  Primary net income per common and common equivalent shares in fiscal 1991 is based on the weighted average number of common shares outstanding during the year for Class A Common Stock and Class B Common Stock. The effects of considering common stock equivalents in 1991 (using the same methods as described above) in computing primary and fully diluted income per share was not significant.

  All share and per share amounts have been adjusted for the three-for-two stock splits (see Note 6).

2. ACQUISITIONS

 Guild --

  On October 1, 1991, the Company acquired substantially all of the assets and assumed certain liabilities of Guild Wineries and Distilleries (Guild). The assets acquired include accounts receivable, inventories, property, plant and equipment and other assets. The Company also assumed certain liabilities consisting primarily of accounts payable. The aggregate purchase price, after adjustments based on a post-closing audit, was approximately $69,300,000. With respect to the purchase price, the Company paid approximately $59,400,000 in cash at closing, assumed liabilities of approximately $11,400,000 of which approximately $1,600,000 was discharged immediately and, based upon the results of a post-closing audit, received from Guild during October, 1992 approximately $1,500,000, exclusive of accrued interest. The Company also paid approximately $2,700,000 of direct acquisition costs and $2,600,000 in escrow to finance the purchase of grapes related to Guild's 1991 grape harvest.

  The acquisition was accounted for using the purchase method; accordingly, the assets and liabilities of Guild have been recorded at their estimated fair market value at the date of acquisition. The excess of purchase price over the estimated fair market value of the net assets acquired (goodwill), $1,344,000, is being amortized on a straight-line basis over 40 years. The results of operations of Guild have been included in the Consolidated Statement of Income since the date of acquisition.

  The following table presents unaudited pro forma results of operations as if the acquisition had occurred at the beginning of fiscal 1992 and 1991, respectively, after giving effect to certain adjustments for depreciation, amortization of goodwill, interest expense on the acquisition debt and related income tax effects. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of fiscal 1992 and 1991, respectively, or of results which may occur in the future.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
2. ACQUISITIONS (CONTINUED)

                                               AUGUST 31, 1992 AUGUST 31, 1991
                                               --------------- ---------------
Net sales.....................................  $249,558,000    $239,771,000
Income from operations........................    23,576,000      18,406,000
Net income....................................    10,866,000       7,220,000
Net income per common and common equivalent
 share:
  Primary.....................................  $       1.03    $        .78
  Fully diluted...............................  $        .98    $        --
Weighted average shares outstanding:
  Primary.....................................    10,527,270       9,202,048
  Fully diluted...............................    13,820,335             --

 Barton --

  On June 29, 1993, pursuant to the terms of a Stock Purchase Agreement (the Stock Purchase Agreement) among the Company, Barton Incorporated (Barton) and the Selling Stockholders, the Company acquired from the Selling Stockholders all of the outstanding shares of the capital stock of Barton, a marketer of imported beers and imported distilled spirits and a producer and marketer of distilled spirits and domestic beers.

  The aggregate consideration for Barton consisted of approximately $65,510,000 in cash, one million shares of the Company's Class A Common Stock and payments of up to an aggregate amount of $57,300,000 (the Earn-Out Amounts) which are payable to the selling Stockholders in cash over a three year period upon the satisfaction of certain performance goals. In addition, the Company paid approximately $1,981,000 of direct acquisition costs, $2,269,000 of direct financing costs, and assumed liabilities of approximately $47,926,000.

  The purchase price was funded through a $50,000,000 term loan (see Note 3), through $18,835,000 of revolving loans under the Company's Credit Agreement (see Note 3), and through approximately $925,000 of accrued expenses. In addition, one million shares of the Company's Class A Common Stock were issued at $13.59 per share, which reflects the closing market price of the stock at the closing date, discounted for certain restrictions on the issued shares. Of these shares, 428,571 have been delivered to the Selling Stockholders and 571,429 have been delivered into escrow to secure the Selling Stockholders' indemnification obligations to the Company.

  The Earn-Out Amounts consist of four payments scheduled to be made over a three year period. The first payment of $4,000,000 is required to be made to the Selling Stockholders upon satisfaction of certain performance goals. These goals have been satisfied and this payment has been accrued at August 31, 1993 and will be made on December 31, 1993. This additional payment has been properly accounted for as additional purchase price for the Barton acquisition. The remaining payments are contingent upon Barton achieving and exceeding certain targets for earnings before interest and taxes and certain other performance goals and are to be made as follows: up to $28,300,000 is to be made on December 30, 1994; up to $10,000,000 is to be made on November 30, 1995; and up to $15,000,000 is to be made on November 29, 1996. Such payment obligations are secured in part by the Company's standby irrevocable letter of credit (see Note 3) under the Credit Agreement in an original maximum face amount of $28,200,000 and are subject to acceleration in certain events as defined in the Stock Purchase Agreement. All future payments will be accounted for as additional purchase price for the Barton acquisition when the contingency has been satisfied in accordance with the Stock Purchase Agreement.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
2. ACQUISITIONS (CONTINUED)

  During the quarter ended May 31, 1994, the Company accrued $18.3 million of the Earn-out Amounts as additional purchase price as certain performance goals under the Stock Purchase Agreement were satisfied. This amount will be paid out on December 30, 1994.

  Pursuant to Barton's Phantom Stock Plan (the Phantom Stock Plan) effective April 1, 1990 and amended and restated for Units (as defined in the Phantom Stock Plan) granted after March 31, 1992, certain participants received payments at closing amounting in the aggregate to $1,958,888 in connection with the Barton acquisition. Certain other participants will receive payments only upon vesting in the Phantom Stock Plan during years subsequent to the acquisition. All participants under the Phantom Stock Plan may receive additional payments in the event of satisfaction of the performance goals set forth in the Stock Purchase Agreement and upon release of the shares held in escrow. In the event the maximum payments are received under the Stock Purchase Agreement, the participants will receive an additional $2,131,740 in connection therewith.

  The acquisition was accounted for using the purchase method; accordingly, Barton's assets were recorded at fair market value at the date of acquisition. The fair market value of Barton totaled $236,178,000 which was adjusted for negative goodwill of $100,898,000 and an additional deferred tax liability of $8,568,000 based on the difference between the fair market value of Barton's assets and liabilities as adjusted for allocation of negative goodwill and the tax basis of those assets and liabilities which was allocated on a pro-rata basis to noncurrent assets. The results of operations of Barton have been included in the Consolidated Statement of Income since the date of acquisition.

  The following table presents unaudited pro forma results of operations as if the acquisition had occurred at the beginning of fiscal 1993 and 1992, respectively, after giving effect to certain adjustments for depreciation, amortization of intangibles, interest expense on the acquisition debt and related income tax effects. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of fiscal 1993 and 1992, respectively, or of results which may occur in the future.

                                                AUGUST 31, 1993 AUGUST 31, 1992
                                                --------------- ---------------
Net sales......................................  $506,496,000    $472,902,000
Income from operations.........................    49,825,000      47,504,000
Net income.....................................    26,178,000      21,951,000
Net income per common and equivalent share:
  Primary......................................  $       2.19    $       1.90
  Fully diluted................................  $       1.90    $       1.66
Weighted average shares outstanding:
  Primary......................................    11,963,652      11,527,270
  Fully diluted................................    15,203,114      14,820,335

  On March 31, 1994, Barton entered into the new agreement under which it will continue importing, marketing and distributing Corona Extra, Corona Light, Coronita, Negra Modelo, Modelo Especial and Pacifico Beers in the twenty-five primarily western states of the United States. The agreement is retroactive to January 1, 1994 and continues through December 31, 1998. The new agreement contains substantially similar provisions as the previous agreement, including certain performance criteria.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
2. ACQUISITIONS (CONTINUED)

 Vintners --

  On October 15, 1993, the Company acquired substantially all of the tangible and intangible assets of Vintners International Company, Inc. ("Vintners") other than cash and the Hammondsport Winery (the "Vintners Assets"), and assumed certain current liabilities associated with the ongoing business (the "Vintners Acquisition"), for an aggregate purchase price of $148.9 million (the "Cash Consideration"), subject to adjustment based upon the determination of the Final Net Current Asset Amount (as defined below), and paid $8,961,000 of direct acquisition and financing costs. In addition, at closing the Company delivered options (the "Options") to Vintners and Household Commercial of California, Inc., one of Vintners' lenders, to purchase an aggregate of 500,000 shares (the "Option Shares") of the Company's Class A Common Stock, at an exercise price per share of $18.25, which are exercisable at any time until October 15, 1996. These options have been recorded at $8.42 per share, based upon an independent appraisal and $4,210,000 has been reflected as a component of additional paid-in-capital.

  Vintners was the United States' fifth largest supplier of wine with two of the country's most highly recognized brands, Paul Masson and Taylor California Cellars. The wineries acquired from Vintners are the Gonzales winery in Gonzales, California and the Paul Masson wineries in Madera and Soledad, California. In addition, the Company is leasing from Vintners the Hammondsport winery in Hammondsport, New York. The lease is for a period of 18 months from the date of the Vintners Acquisition.

  The Cash Consideration was funded by the Company pursuant to (i) approximately $12.6 million of Revolving Loans under the Credit Facility of which $11.2 million funded the Cash Consideration and $1.4 million funded the payment of direct acquisition costs; (ii) an accrued liability of approximately $7.7 million for the holdback described below and (iii) the $130.0 million Subordinated Bank Loan (See Note 9).

  At closing the Company held back from the Cash Consideration approximately 10% of the then estimated net current assets of Vintners purchased by the Company, and deposited an additional $2.8 million of the Cash Consideration into an escrow to be held until October 15, 1995. If the amount of the net current assets as determined after the closing (the "Final Net Current Asset Amount") is greater than 90% and less than 100% of the amount of net current assets estimated at closing (the "Estimated Net Current Asset Amount"), then the Company shall pay into the established escrow an amount equal to the Final Net Current Asset Amount less 90% of the Estimated Net Current Asset Amount. If the Final Net Current Asset Amount is greater than the Estimated Net Current Asset Amount, then, in addition to the payment described above, the Company shall pay an amount equal to such excess, plus interest from the closing, to Vintners. If the Final Net Current Asset Amount is less than 90% of the Estimated Net Current Asset Amount, then the Company shall be paid such deficiency out of the escrow account. As of May 31, 1994, no adjustment to the established escrow was required and the Final Net Current Asset Amount has not been determined.

  The Vintners Acquisition was accounted for using the purchase method; accordingly, the Vintners Assets were recorded at fair market value at the date of acquisition. The accompanying consolidated financial statements reflect the results of operations of Vintners since October 15, 1993.

  The following table presents unaudited pro forma results of operations as if the Vintners Acquisition occurred at the beginning of the nine months ended May 31, 1994 and as if both the Vintners Acquisition and the Barton Acquisition occurred at the beginning of the nine months ended May 31, 1994, after giving

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
2. ACQUISITIONS (CONTINUED)

effect to certain adjustments for depreciation, amortization of intangibles, interest expense on the acquisition debt and related income tax effects. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of fiscal 1994 and 1993, respectively, or of results which may occur in the future.

                                                               PRO FORMA
                                                       FOR THE NINE MONTHS ENDED
                                                       -------------------------
                                                       MAY 31, 1994 MAY 31, 1993
                                                       ------------ ------------
Net Sales............................................. $466,001,000 $494,447,000
Net Income from Operations............................   41,614,000   50,998,000
Net Income............................................   16,883,000   21,934,000
Net Income per Common and Equivalent Shares:
  Primary.............................................        $1.08        $1.72
  Fully Diluted.......................................        $1.06        $1.48
Weighted Average Shares Outstanding:
  Primary.............................................   15,590,328   12,775,180
  Fully Diluted.......................................   16,329,966   16,158,153

3. BORROWINGS:

  During fiscal 1993, the Company further amended its credit agreement (the Credit Agreement) which provided for $50,000,000 of term loans, $55,000,000 of revolving credit loans and $28,200,000 of irrevocable letter of credit. The banks have been given security interests in substantially all of the assets of the Company, including mortgage liens on certain real property.

  At August 31, 1993, the Company has outstanding borrowings of $50,000,000 under the term loan and $9,000,000 under the revolving credit loans. Interest on both categories of loans is payable, with respect to Eurodollar Loans (as defined in the Credit Agreement), from time to time at a rate equal to 1 5/8% above the rate offered to leading banks on the London Interbank market for dollar deposits (the "Eurodollar Base Rate"), and with respect to Base Rate Loans (as defined in the Credit Agreement), quarterly at a rate equal to 3/8 of 1% over the "Base Rate." Base Rate means, for any day, a rate per annum equal to the higher of (a) the Federal Funds Rate for such day plus 1/2 of 1% or (b) the Prime Rate for such day. Such rates may be reduced to as low as the Base Rate or 1% above the Eurodollar Base Rate in certain circumstances. Quarterly installments of principal on the term loans will commence on December 15, 1993 and end on June 15, 1999. The first nineteen such payments will be $2,000,000 each, and the last four payments will be $3,000,000 each.

  The revolving credit loans must be repaid in full on June 15, 1999. In addition, for at least thirty consecutive days during the last two fiscal quarters of each fiscal year, the aggregate amount of revolving credit loans outstanding, together with amounts due with respect to the issuance of commercial letters of credit, may not exceed $20,000,000.

  At the end of each fiscal year, commencing with the fiscal year ending August 31, 1993, the Company must prepay the loans with 65% of its Excess Cash Flow, as defined in the Credit Agreement. The Company is also required to apply to the prepayment of loans (i) 100% of the net cash proceeds from certain asset sales, in excess of $5,000,000 in the aggregate for all such asset sales and
(ii) 50% of the net proceeds received

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
3. BORROWINGS (CONTINUED)

by the Company from any public offerings of its equity securities. Prepayments must be applied first against regular payments due with respect to the term loans in their inverse order of maturity and then to reduce the outstanding revolving credit loans.

  The Credit Agreement requires the Company to meet certain covenants and provides for restrictions on mergers, consolidations and sales of assets, payments of dividends, incurring of other debt, liens or guarantees and the making of investments. The primary financial covenants as defined in the Credit Agreement require the maintenance of minimum defined tangible net worth, a leverage ratio, a fixed charges ratio, maximum capital expenditures, an interest coverage ratio and a current ratio. Among the most restrictive covenants contained in the Credit Agreement, the Company is required to maintain a fixed charges ratio not less than 1.0 to 1.0 at the last day of each fiscal quarter of each fiscal year.

  During fiscal 1992, the Company entered into the Credit Agreement which provided for $40,000,000 of term loans and up to $35,000,000 in revolving credit loans. To finance the Guild acquisition (see Note 2), the Company borrowed $40,000,000 of term loans and $6,000,000 in revolving credit loans. Subsequently, the Company amended the Credit Agreement and repaid the $40,000,000 term loan utilizing cash provided by operating activities, proceeds from the sale of stock and borrowings under the revolving credit lines.

  At August 31, 1992, the Company had available revolving credit loans totaling $57,000,000 under the amended Credit Agreement. There were no outstanding borrowings at August 31, 1992. Interest, as described in the agreement, was payable quarterly or on the last day of each interest period based upon either the base rate (higher of the Federal Funds Rate plus 1/2 of 1% or the bank's Prime Rate) or the Eurodollar rate as defined in the Credit Agreement at the discretion of the Company.

  Subsequent to August 31, 1993, the Company further amended the Credit Agreement and entered into the Senior Subordinated Loan Agreement as described in Note 9.

  Interest expense totaled $1,458,833, $318,728 and $0 in fiscal 1993, 1992 and 1991, respectively. The revolving credit loans require commitment fees totaling 3/8 of 1% per annum on the daily average unused balance. Commitment fees totaled $227,888 and $154,000 in fiscal 1993 and 1992, respectively; no commitment fees were paid in fiscal 1991.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)

3. BORROWINGS (CONTINUED)

  Long-term debt consists of the following at August 31 and May 31:

                                                                                 AUGUST 31,
                                                              -------------------------------------------------
                                     MAY 31, 1994                             1993                     1992
                         ------------------------------------ ------------------------------------- -----------
                          CURRENT    LONG-TERM      TOTAL       CURRENT    LONG-TERM      TOTAL        TOTAL
                         ---------- ------------ ------------ ----------- ------------ ------------ -----------
                                     (UNAUDITED)
Notes payable--
 7%convertible
 subordinated
 debentures, original
 proceeds $60,000,000,
 due 2011..............  $      --  $        --  $        --  $       --  $ 59,023,000 $ 59,023,000 $60,000,000
Loans payable--5%
 secured by cash
 surrender value of
 officers' life
 insurance policies....         --       966,973      966,973         --       966,973      966,973     966,973
Capitalized lease
 agreements--Industrial
 Development Agencies:
  7 1/4% 1975 issue,
   original proceeds
   $2,000,000, due in
   annual installments
   of $100,000 through
   fiscal 1994.........     100,000          --       100,000     100,000          --       100,000     200,000
  7 1/4% 1980 issue,
   original proceeds
   $2,370,000, due in
   annual installments
   of $118,500 through
   fiscal 1999.........     118,500      592,500      711,000     118,500      592,500      711,000     829,500
Term loan, variable
 rate, original
 proceeds $50,000,000,
 due in installments
 through fiscal 1999...   8,000,000   38,000,000   46,000,000   6,000,000   44,000,000   50,000,000         --
Capitalized equipment
 leases at interest
 rates ranging from
 8.9% to 18%, due in
 monthly installments
 through fiscal 1997...     255,454      313,606      569,060      50,500       80,760      131,260     177,863
Other long-term debt--
  Notes payable at 1%
   below prime rate to
   prime rate, due in
   yearly installments
   through fiscal 1995.         --     8,239,358    8,239,358   5,239,000    3,000,000    8,239,000         --
  Promissory note at
   prime rate due in
   equal yearly
   installments through
   September 30, 1995..     320,000      320,000      640,000     320,000      640,000      960,000         --
  Senior Subordinated
   Notes
   8.75% redeemable
   after December 15,
   1998, due 2003......         --   130,000,000  130,000,000         --           --           --          --
                         ---------- ------------ ------------ ----------- ------------ ------------ -----------
                         $8,793,954 $178,432,437 $187,226,391 $11,828,000 $108,303,233 $120,131,233 $62,174,336
                         ========== ============ ============ =========== ============ ============ ===========

  Principal payments required under long-term debt obligations during the next five fiscal years are as follows:

      YEAR ENDING AUGUST 31,
      ----------------------
      1994......................................................... $ 11,828,000
      1995.........................................................   11,487,577
      1996.........................................................    8,458,434
      1997.........................................................    8,130,249
      1998.........................................................    8,118,500
      Thereafter...................................................   72,108,473
                                                                    ------------
      Total........................................................ $120,131,233
                                                                    ============

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
3. BORROWINGS (CONTINUED)

 Convertible subordinated debentures --

  On July 23, 1986, the Company issued $60,000,000 7% convertible subordinated debentures used to expand the Company's operations through capital expenditures and acquisitions. The debentures are convertible at any time prior to maturity, unless previously redeemed, into Class A Common Stock of the Company at a conversion price of $18.22 per share, subject to adjustment in the event of future issuances of Common Stock. The debentures are redeemable at any time at the option of the Company, in whole or in part, together with accrued interest.

  Annual sinking fund payments of 5% of the original aggregate principal amount of the debentures, commencing July 1, 1996, are calculated to retire 75% of the debentures prior to maturity in 2011. The debentures are subordinated to all existing and future senior indebtedness of the Company. At August 31, 1993 and 1992, the Company's outstanding senior indebtedness was $70,108,233 and $2,174,336, respectively. There are no restrictions upon the future creation of senior indebtedness.

  In connection with the issuance, the Company capitalized approximately $2,246,000 of debenture issuance costs and is presently amortizing these costs utilizing the effective interest rate method over the term of the debentures. Accumulated amortization of these costs was approximately $656,455 and $563,000 at August 31, 1993 and 1992, respectively. These costs, net of amortization, are included in other assets. Interest expense on these debentures totaled $4,188,602, $4,200,000 and $4,200,000 in fiscal 1993, 1992 and 1991, respectively.

  During fiscal 1993, an aggregate principal amount of $977,000 of these debentures was converted to 53,620 shares of Class A Common Stock.

  On October 18, 1993, the Company called its convertible debentures for redemption on November 19, 1993 at a redemption price of 102.1% plus accrued interest. Bondholders may, until November 19, 1993, convert their debentures to common stock; any debentures remaining unconverted after that date will be redeemed for cash in accordance with the terms of the original indenture.

  During the period September 1, 1993 through November 19, 1993, Debentures in an aggregate principal amount of $58,960,000 were converted to 3,235,882 shares of the Company's Class A Common Stock at a price of $18.22 per share. Debentures in an aggregate principal amount of approximately $63,000 were redeemed. Interest was accrued on the Debentures until the date of conversion but was forfeited by the debentureholders upon conversion. Accrued interest in an amount of approximately $1,370,000 was recorded as an addition to additional paid-in-capital.

  At the redemption date, the capitalized debenture issuance costs of approximately $2,246,000 net of accumulated amortization of approximately $677,000 were recorded as a reduction of additional paid-in-capital.

  Loans payable --

  Loans payable, secured by officers' life insurance policies, carry an interest rate of 5%. The notes carry no due dates and it is management's intention not to repay the notes during the next fiscal year.

  Capitalized lease agreements -- Industrial Development Agencies --

  Certain capitalized lease agreements require the Company to make lease payments equal to the principal and interest on certain bonds issued by Industrial Development Agencies (IDA's). The bonds are secured by

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
3. BORROWINGS (CONTINUED)

the leases and the related facilities. Upon payment of the outstanding bonds, title to the facilities will be conveyed to the Company.

  These transactions have been treated as capital leases with the related assets acquired to date ($10,730,711) included in property, plant and equipment and the lease commitments included in long-term debt.

  Accumulated amortization of the foregoing assets under capital leases at August 31, 1993 and 1992 is approximately $7,803,000 and $7,150,000, respectively.

  Among the provisions under the debenture and lease agreements are covenants that define minimum levels of working capital and tangible net worth and the maintenance of certain financial ratios as defined in the debt agreements.

4. INCOME TAXES:

  The provision for federal and state income taxes consists of the following for the years ended August 31:

                                        1993
                          --------------------------------
                                       STATE
                           FEDERAL   AND LOCAL    TOTAL    1992 TOTAL 1991 TOTAL
                          ---------- ---------- ---------- ---------- ----------
Current tax provision.... $7,305,753 $1,330,000 $8,635,753 $6,140,630 $3,446,314
Deferred tax provision...    886,826    141,638  1,028,464    387,000    524,186
                          ---------- ---------- ---------- ---------- ----------
                          $8,192,579 $1,471,638 $9,664,217 $6,527,630 $3,970,500
                          ========== ========== ========== ========== ==========

  The components of the deferred income tax provision are as follows:

                                                  1993       1992       1991
                                               ----------  ---------  --------
Accelerated tax depreciation.................. $  757,943  $ 484,714  $(27,993)
LIFO reserve..................................   (202,332)     3,592    68,497
Prepaid advertising...........................    701,562     58,806   155,691
Bad debt reserve..............................     57,086    (22,798)   18,710
Payroll and benefit accruals..................    (33,086)  (115,475)      271
Inventory reserves............................   (248,847)   130,408   (18,088)
Miscellaneous items, net......................     (3,862)  (152,247)  327,098
                                               ----------  ---------  --------
                                               $1,028,464  $ 387,000  $524,186
                                               ==========  =========  ========

  The deferred tax provision has been increased by approximately $235,000 in fiscal 1993 for the impact of the change in the federal statutory rate.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
4. INCOME TAXES (CONTINUED)


  A reconciliation of total tax provision to the amount computed by applying the expected U.S. Federal income tax rate to income before provision for income taxes is as follows for the years ended August 31:

                                1993               1992                1991
                         ------------------ ------------------- -------------------
                                     % OF                % OF                % OF
                                    PRE-TAX             PRE-TAX             PRE-TAX
                           AMOUNT   INCOME    AMOUNT    INCOME    AMOUNT    INCOME
                         ---------- ------- ----------  ------- ----------  -------
Computed "expected" tax
 provision.............. $8,757,982  34.7%  $6,080,550   34.0%  $3,971,411   34.0%
State and local income
 taxes, net of federal
 income tax benefit.....    869,820   3.4      745,382    4.2      341,967    2.9
Miscellaneous items,
 net....................     36,415   0.1     (298,302)  (1.7)    (342,878)  (2.9)
                         ----------  ----   ----------   ----   ----------   ----
                         $9,664,217  38.2%  $6,527,630   36.5%  $3,970,500   34.0%
                         ==========  ====   ==========   ====   ==========   ====

5. PROFIT SHARING RETIREMENT PLAN AND RETIREMENT SAVINGS PLAN:

  The Company's profit-sharing retirement plan, which covers substantially all employees, provides for contributions by the Company in such amounts as the Board of Directors may annually determine and for voluntary contributions by employees. The plan has qualified as tax-exempt under the Internal Revenue Code and conforms with the Employee Retirement Income Security Act. Company contributions to the plan were $1,290,428, $1,248,956 and $909,060 in fiscal 1993, 1992 and 1991, respectively.

  The Company's retirement savings plan, established pursuant to Section 401(k) of the Internal Revenue Code, permits substantially all full-time employees of the Company to defer a portion of their compensation on a pre-tax basis. Participants may defer up to 10% of their compensation for the year. The Company makes a matching contribution of 25% of the first 4% of compensation an employee defers. Company contributions to this plan were $131,248, $109,471 and $89,763 in fiscal 1993, 1992 and 1991, respectively.

  In connection with the Barton acquisition, the Company assumed Barton's profit-sharing plan which covers all salaried employees. The amount of Barton's contribution is at the discretion of its Board of Directors, subject to limitations of the plan. Contribution expense was $230,000 from the date of acquisition to August 31, 1993.

6. STOCKHOLDERS' EQUITY:

 Stock Option and Stock Appreciation Right Plan --

  In fiscal 1988, the Canandaigua Wine Company, Inc. Stock Option and Stock Appreciation Right Plan (the "Plan") was adopted. The Plan was subsequently amended on January 23, 1992, October 6, 1992 and May 4, 1993. Under the amended Plan, options may be granted to purchase and stock appreciation rights may be granted with respect to, in the aggregate, not more than 2,000,000 shares of the Company's Class A Common Stock. Subsequent to year-end, the Company authorized that an additional 1,000,000 shares may be granted under this plan. During fiscal 1993, stock appreciation rights previously granted under the Plan expired in accordance with the terms of the Plan.

  Pursuant to the original Plan, on December 21, 1987, the Company granted to key employees stock appreciation rights with respect to 38,250 shares of the Company's Class A Common Stock at a base price of

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
6. STOCKHOLDERS' EQUITY (CONTINUED)


$4.40 per share (the average closing price per share for November 1987 adjusted for the effect of the stock splits). Such rights entitled the employees to payment in stock and cash of market price increases in the Company's stock in the excess of the base price in equal twenty-five percent increments on September 30, 1989 through 1992. In September 1992 and 1991, employees exercised their stock appreciation rights with respect to 4,104 and 2,556 shares of Class A Common Stock, respectively. In addition, an aggregate of 4,950 of the rights were cancelled through August 31, 1992.

  In fiscal 1990, the Company granted to key employees options to purchase an aggregate of 160,875 shares of Class A Common Stock. Such options are exercisable beginning December 1, 1994 and ending November 30, 1999, for a price of $4.44 per share.

  In fiscal 1993, the Company granted to key employees options to purchase an aggregate of 96,750 shares of Class A Common Stock. Such options are exercisable beginning July 1, 1997 and ending June 30, 2002, for a price of $11.50 per share. The Company also granted additional options to purchase an aggregate of 220,000 shares of Class A Common Stock, exercisable beginning July 1, 1998 and ending June 30, 2003, for a price of $18.375 per share.

  During fiscal 1993, the Company cancelled options previously granted to two employees who left the Company in 1993. Amounts cancelled include 13,500 options exercisable at $4.44 per share, and 5,000 options exercisable at $11.50 per share.

  Options for 454,625 shares of Class A Common Stock were outstanding at August 31, 1993; options for and stock appreciation rights with respect to an aggregate of 164,025 shares of Class A Common Stock were outstanding at August 31, 1992.

 Employee Stock Purchase Plan --

  In fiscal 1989, the Company approved a stock purchase plan under which 1,125,000 shares of Class A Common Stock can be issued. Under the terms of the plan, eligible employees may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. During fiscal 1993, the plan was amended to allow the participation of Barton employees. During fiscal 1993 and 1992, employees purchased 21,071 and 18,526 shares, respectively.

 Common Stock Split --

  On September 26, 1991 and June 1, 1992, the Company's Board of Directors declared three-for-two splits of the Company's common shares. The new shares were distributed on November 8, 1991 and July 20, 1992 to holders of record on October 11, 1991 and June 22, 1992, respectively. At August 31, 1993, there were 9,269,394 shares of Class A Common Stock and 3,442,851 shares of Class B Common Stock outstanding, net of treasury stock, respectively. All per share amounts have been retroactively restated to give effect to the splits.

 Stock Offering --

  During February 1992, the Company completed a public offering of 2,589,750 shares of its Class A Common Stock resulting in net proceeds after underwriters' discounts and commissions and expenses to the

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
6. STOCKHOLDERS' EQUITY (CONTINUED)

Company, of approximately $31,981,000. Under the terms of the Credit Agreement, approximately $16,000,000, constituting approximately 50% of the net proceeds, was applied to reduction of the term loans, and $5,000,000 was applied by the Company to reduce the balances outstanding under the revolving credit loans.

7. COMMITMENTS AND CONTINGENCIES

 Operating leases --

  Future payments under noncancellable operating leases having initial or remaining terms of one year or more are as follows:

      1994........................................................... $1,714,731
      1995...........................................................  1,459,741
      1996...........................................................  1,258,942
      1997...........................................................  1,106,060
      1998...........................................................    745,086
      Thereafter.....................................................    137,968
                                                                      ----------
      Total.......................................................... $6,422,528
                                                                      ==========

  Rental expense aggregated $1,841,000 in fiscal 1993, $1,460,000 in fiscal 1992 and $1,335,000 in fiscal 1991.

 Purchase commitment --

  The Company has an agreement with a certain supplier to purchase blended Scotch whisky through December 31, 1995. The purchase price per the agreement is denominated in British pounds sterling, and based upon exchange rates at August 31, 1993, the Company's future obligation will be approximately $2,700,000 to $3,300,000 per year.

  In connection with the Vintners Acquisition, the Company has assumed Vintners' purchase and crush contracts with certain growers and suppliers. Under the grape purchase contracts, the Company is committed to purchase all grape production yielded from a specified number of acres for a period of time ranging up to five years. The actual tonnage of grapes that must be purchased by the Company will vary each year depending on certain factors, including weather, time of harvest, and the agricultural practices and location of the growers and suppliers under contract.

  The grapes purchased under these contracts are generally priced at market value as determined by either the prior year's (or an average of the three most recent prior years) Grape Crop Report issued by the California Department of Food and Agriculture or on prices as reported by the Federal State Market News Service. Some contracts include a minimum base price per ton that the Company must pay. The Company purchased $8,464,000 of grapes under these contracts during the period October 15, 1993 through May 31, 1994. During 1994, in connection with the purchase of Vintners, the Company established a reserve for the estimated loss on firm purchase commitments of approximately $10 million related to the above mentioned

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

contracts. Based on current and anticipated future yields and prices, the Company estimates that purchases in the following amounts will be required under these contracts during the subsequent four fiscal years:

     Year 1995...................................................... $26,648,000
     Year 1996...................................................... $18,179,000
     Year 1997...................................................... $ 5,665,000
     Year 1998...................................................... $ 1,895,000

  For contracts extending beyond 1998, it is not feasible to estimate the amounts to be paid. However, none of the contracts with terms extending beyond 1998 are at prices in excess of market value, as defined above, and all of the contracts extending beyond 1998 are for quantities and varieties less than the anticipated future requirements of the business.

  The Company has assumed Vintners' grape crush contract obligations with another winery under which the Company is obligated to pay $600,000 for crushing and processing of a specified tonnage at a fixed price per ton during fiscal 1995.

 Employment contracts --

  The Company has employment contracts with certain of its executive officers and certain other management personnel with remaining terms ranging up to six years. These agreements provide for minimum salaries, as adjusted for annual increases, and may include incentive bonuses based upon attainment of specified management goals. In addition, these agreements also provide for severance payments in the event of specified terminations of employment. The aggregate commitment for future salaries or severance, excluding incentive bonuses, was approximately $5,200,000 as of August 31, 1993.

  Legal matters --

  The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company's financial condition or results of operations.

8. SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

  The Company sells its products principally to wholesalers for resale to retail outlets including grocery stores, package liquor stores, club and discount stores and restaurants. Net sales to the five largest wholesalers of the Company represented 25.1% and 28.5% of the Company's net sales for the fiscal years ended August 31, 1993 and 1992, respectively. Net sales to the Company's largest wholesaler represented 10% of the Company's net sales for the fiscal year ended August 31, 1993; no single wholesaler was responsible for greater than 10% of net sales during the fiscal years ended August 31, 1992 and 1991. Sales to the Company's five largest wholesalers are expected to continue to represent a significant portion of the Company's revenues. The Company's arrangements with certain of its wholesalers may, generally, be terminated by either party with prior notice. The Company performs ongoing credit evaluations of its customers' financial position, and management of the Company is of the opinion that any risk of significant loss is reduced due to the diversity of customers and geographic sales area.

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
9. SUBSEQUENT EVENT

 Debt --

  On October 15, 1993 the Company amended the Senior Credit Facility (the "Credit Facility") in connection with the acquisition of substantially all of the assets of Vintners.

  The Credit Facility consists of: (i) a $50.0 million Term Loan; (ii) Revolving Loans in an aggregate principal amount, together with the aggregate amount of all undrawn or drawn letters of credit ("Revolving Letters of Credit"), not to exceed $95.0 million; and (iii) a standby irrevocable letter of credit of $28.2 million. The Banks have been given security interests in substantially all of the assets of the Company and its subsidiaries and each of the Company's principal operating subsidiaries has guaranteed, jointly and severally, the Company's obligations under the Credit Facility.

  The Revolving Loans and the Term Loan, at the Company's option, can be either a Base Rate Loan or a Eurodollar Loan. A Base Rate Loan bears interest at the rate per annum equal to (i) the higher of (1) Federal Funds Rate for such day plus 1/2 of 1%, or (2) the Chase Bank prime commercial lending rate, plus (ii) 0.375% (subject to adjustment). A Eurodollar Loan bears interest at London Interbank Offered Rate plus 1.625% (subject to adjustment).

  As of May 31, 1994, the Term Loan outstanding balance was $46 million, which was a Eurodollar Loan that bears interest at 6.26% per annum. As of May 31, 1994, $38.0 million was outstanding under the Revolving Loans and approximately $53.0 million was available to be drawn down by the Company. The Revolving Loans are required to be prepaid in such amounts that the aggregate amount of Revolving Loans outstanding, together with the drawn and undrawn Revolving Letters of Credit, will not exceed the Borrowing Base. The Borrowing Base means the sum of 70% of the amount of certain eligible receivables plus 40% of the value of certain eligible inventory. In addition, the Revolving Loans are required to be prepaid in such amounts that, for a period of 30 consecutive days during the last two fiscal quarters of each fiscal year, the aggregate amount of Revolving Loans outstanding, together with drawn and undrawn Revolving Letters of Credit, will not exceed $35.0 million. The Revolving Loans mature on June 15, 1999.

  The Company is subject to certain restrictive covenants including those relating to additional liens, additional indebtedness, the sale of assets, the payment of dividends, transactions with affiliates, certain investments and certain other fundamental changes and making capital expenditures that exceed specified levels. The Company is also required to maintain the following financial covenants above specified levels: indebtedness to tangible net worth; tangible net worth; fixed charges ratio; operating cash flow to interest expense; and current ratio.

  The Company is required to maintain in effect until June 29, 1995 interest rate swap, cap or collar agreements or other similar arrangements (each, an "Interest Rate Protection Agreement") which protect the Company against three-month London Interbank Offered Rates exceeding 7.5% per annum in an amount at least equal to $25.0 million.

  The Company entered into an agreement (the "Senior Subordinated Loan Agreement") dated October 15, 1993 with a bank which provided for Senior Subordinated Loans in an aggregate principal amount not exceeding $188,000,000, of which up to $130,000,000 shall be used to partially finance the acquisition of Vintners and to pay related fees, expenses and commissions (Series A loans) and the remaining $58,000,000

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
9. SUBSEQUENT EVENT--VINTNERS ACQUISITION (CONTINUED)

shall be used to fund the redemption of the Company's 7% convertible subordinated debentures (see Note 3) and to pay related fees, commissions and expenses (Series B loans). With this agreement, the Company's existing Credit Agreement as discussed above and in Note 3 becomes senior debt and therefore these loans are subordinate to the Credit Agreement.

  Interest on both Series A and Series B loans is payable quarterly at the floating rate (on any day, the highest of the prime rate, the Eurodollar rate, or the treasury rate) plus applicable margin as defined in the Senior Subordinated Loan Agreement. The final maturity date of these loans is October 15, 2003. The Company may prepay the loans at any time; however, upon any debt issuance, the Company must prepay the loans in an aggregate principal amount equal to 100% of the net available proceeds.

  The Company borrowed $130.0 million under a subordinated bank loan agreement (the "Subordinated Bank Loan") provided in connection with the Vintners Acquisition. On December 27, 1993, the Company repaid the Subordinated Bank Loan from the proceeds of an issuance of $130.0 million of senior subordinated notes ("the Notes") together with borrowings under the revolving loans. The Notes are due 2003 with a stated interest rate of 8.75% per annum. Interest will be payable semi-annually on June 15 and December 15 of each year. The Notes are redeemable at the option of the Company, in whole or in part, on or after December 15, 1998. The Notes are unsecured and subordinated to the prior payment in full of all senior indebtedness of the Company, which includes the Credit Facility and, the Notes are guaranteed, on a senior subordinated basis, by substantially all of the Company's operating subsidiaries.

  The indenture relating to the Notes contains certain covenants, including, but not limited to, (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates; (iv) limitation on senior subordinated indebtedness; (v) limitation on liens; (vi) limitation on sale of assets; (vii) limitation on issuance of guarantees of and pledges for indebtedness; (viii) restriction on transfer of assets; (ix) limitation on subsidiary capital stock; (x) limitation on the creation of any restriction on the ability of the Company's subsidiaries to make distributions and other payments; and (xi) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Company to another person. The limitation on indebtedness covenant is governed by a rolling four quarter fixed charge coverage ratio covenant requiring a specified minimum.

  In addition, the Company entered into a lease for the assets of the facility not acquired. The lease term is eighteen months and requires monthly payments in the amount of $83,333.

 Almaden and Inglenook Acquisition --

  On June 23, 1994, the Company announced that it and Heublein, Inc. ("Heublein") had signed a Letter of Intent outlining the terms under which the Company will acquire Almaden, Inglenook and other wine brands from Heublein, as well as wineries in Madera, Escalon, Paicines and Reedley, California. The proposed acquisition by the Company pursuant to the non-binding understanding is subject to, among other matters, execution of a definitive purchase agreement and other related agreements and regulatory approvals. Under the proposed transactions, the Company would also acquire a grape juice concentrate business run by Heublein at the Madera winery, as well as Heublein's minority interest in the Madera Glass Company. In connection with any acquisition of these assets, the Company would be required to refinance or obtain appropriate consents from the banking syndicate under its credit facility. The Company would anticipate funding this acquisition of assets through bank financing. The Company's proposed acquisition transactions

                CANANDAIGUA WINE COMPANY, INC. AND SUBSIDIARIES

                              AUGUST 31, 1993 AND
                            MAY 31, 1994 (UNAUDITED)
with Heublein would be significant to the Company and would have a material impact on the Company's future results of operations.

 The Restructuring Plan --

  In the fourth quarter, the Company provided for costs to restructure the operations of its California wineries (the "Restructuring Plan"). Under the Restructuring Plan, all bottling operations at the Central Cellars winery in Lodi, California and the branded wine bottling operations at the Monterey Cellers Winery in Gonzales, California will be moved to the Mission Bell Winery located in Madera, California which was acquired by the Company in the Almaden/Inglenook Acquisition. The Monterey Cellars winery will continue to be used as a crushing, winemaking and contract bottling facility. The Central Cellars Winery and the winery in Soledad, California will be closed and sold to reduce surplus capacity. The Restructuring Plan is expected to reduce income before income taxes and net income by $23.9 million and $14.8 million, respectively. Of the total pretax charge, $17.0 million is to recognize anticipated losses associated with the revaluation of land, buildings and equipment related to the facilities described above to their estimated net realizable value; and $6.8 million relates to severance and other benefits associated with the termination of 260 employees. The Restructuring Plan will require the Company to make capital expenditures of approximately $20.0 million during the fiscal 1995 to expand storage capacity and install certain relocated equipment. The Company expects to have the Restructuring Plan fully implemented by the end of fiscal 1995.

10. ENVIRONMENTAL REMEDIATION AND COMPLIANCE:

  Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. At August 1993, liabilities for environmental costs of $1,300,000 are recorded in other accrued liabilities.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Heublein Inc.:

  We have audited the accompanying statement of assets and liabilities related to the product lines acquired by Canandaigua Wine Company, Inc. as of August 5, 1994 and the related statements of identified income and expenses and cash flows for each of the years in the three-year period ended September 30, 1993. These statements are the responsibility of Heublein Inc.'s management. Our responsibility is to express an opinion on these statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  The product lines acquired by Canandaigua Wine Company, Inc. have been operated as an integral part of Heublein Inc. and have no separate legal existence. The basis of preparation of these statements is described in note 1 and transactions with Heublein Inc. and other affiliates are described in note 8 to the financial statements.

  In our opinion, the aforementioned financial statements present fairly the assets and liabilities of the product lines of Heublein Inc. and Affiliates at August 5, 1994 that were acquired by Canandaigua Wine Company, Inc. and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1993 on the basis described in the preceding paragraph and in conformity with generally accepted accounting principles.

  As discussed in note 2, effective October 1, 1992 the Company changed its method of applying overhead to inventory.

                                          KPMG Peat Marwick LLP

Hartford, Connecticut
August 31, 1994

                          HEUBLEIN INC. AND AFFILIATES

  STATEMENT OF ASSETS AND LIABILITIES RELATED TO THE PRODUCT LINES ACQUIRED BY
                         CANANDAIGUA WINE COMPANY, INC.

                                 AUGUST 5, 1994
                         (IN THOUSANDS OF U.S. DOLLARS)

                                     ASSETS

                                                                       AUGUST 5,
                                                                         1994
                                                                       ---------
Current assets:
  Inventories (note 3)................................................ $106,938
  Prepaid advertising, merchandising and promotion....................      901
                                                                       --------
    Current assets of the product lines acquired......................  107,839
  Property, plant and equipment, net (note 4).........................   46,814
  Other assets........................................................    3,353
  Trademarks, net of accumulated amortization of $4,586 (note 2c).....   19,639
                                                                       --------
                                                                       $177,645
                                                                       ========

                                  LIABILITIES

Current maturity of capital lease obligation (note 9)................. $    599
Accrued advertising, merchandising and promotion......................       57
Other accrued liabilities (note 5)....................................    2,408
                                                                       --------
    Current liabilities of the product lines acquired.................    3,064
Capital lease obligation (note 9).....................................    1,287
Heublein investment in the product lines acquired.....................  173,294
                                                                       --------
                                                                       $177,645
                                                                       ========


                See accompanying notes to financial statements.

                          HEUBLEIN INC. AND AFFILIATES

 STATEMENTS OF IDENTIFIED INCOME AND EXPENSES OF THE PRODUCT LINES ACQUIRED BY
                         CANANDAIGUA WINE COMPANY, INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

                                    TEN MONTHS ENDED  YEARS ENDED SEPTEMBER 30,
                                   ------------------ --------------------------
                                   AUGUST 5, JULY 31,
                                     1994      1993     1993     1992     1991
                                   --------- -------- -------- -------- --------
                                      (UNAUDITED)
Net sales........................  $199,619  $191,553 $232,755 $217,325 $222,425
Cost of goods sold...............   156,343   143,568  178,229  149,389  150,925
                                   --------  -------- -------- -------- --------
    Gross profit.................    43,276    47,985   54,526   67,936   71,500
Operating costs and expenses:
  Advertising, merchandising and
   promotions expense............    19,344    21,290   26,404   29,361   25,332
  Allocated selling expense......     3,249     3,133    3,740    3,433    4,076
  Allocated general and adminis-
   trative expense...............     7,486     6,713    8,152    7,792    7,060
  Research and development.......     1,373     1,372    1,644    1,645    1,465
                                   --------  -------- -------- -------- --------
    Earnings from operations.....    11,824    15,477   14,586   25,705   33,567
Other expense:
  Allocated interest.............     4,597     3,955    4,742    5,725    6,643
  Amortization of trademarks.....       519       519      623      623      623
  Allocated amortization of
   goodwill......................       125       125      150      150      150
                                   --------  -------- -------- -------- --------
    Earnings before taxes and
     cumulative effect of change
     in accounting principle.....     6,583    10,878    9,071   19,207   26,151
Allocated taxes..................     2,931     4,662    3,951    8,059   10,861
                                   --------  -------- -------- -------- --------
    Earnings before cumulative
     effect of change in
     accounting principle........     3,652     6,216    5,120   11,148   15,290
Cumulative effect of change in
 accounting principle, net of tax
 (note 2)........................       --      1,919    1,919      --       --
                                   --------  -------- -------- -------- --------
    Net earnings.................  $  3,652  $  8,135 $  7,039 $ 11,148 $ 15,290
                                   ========  ======== ======== ======== ========


                See accompanying notes to financial statements.

                          HEUBLEIN INC. AND AFFILIATES

   STATEMENTS OF CASH FLOWS OF THE PRODUCT LINES ACQUIRED BY CANANDAIGUA WINE
                                 COMPANY, INC.

         REPRESENTING INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                TEN MONTHS ENDED    YEARS ENDED SEPTEMBER 30,
                               -------------------  ---------------------------
                               AUGUST 5,  JULY 31,
                                 1994       1993      1993     1992      1991
                               ---------  --------  --------  -------  --------
                                  (UNAUDITED)
Cash flows from operating
 activities:
  Net earnings................ $  3,652   $  8,135  $  7,039  $11,148  $ 15,290
  Adjustments to reconcile net
   earnings to net cash (used
   in) provided by operating
   activities:
    Depreciation and
     amortization.............    4,792      4,795     6,269    7,238     6,224
    (Increase) decrease in
     inventories..............   26,383     26,046    (8,495) (47,478)   16,410
    (Increase) decrease in
     prepaid advertising,
     merchandising and
     promotion................      428        188      (784)      64      (259)
    (Increase) decrease in
     other assets.............    1,461     (3,403)   (3,505)    (646)      783
    Increase (decrease) in
     accrued advertising,
     merchandising and
     promotion................   (1,659)    (2,201)     (532)     345    (1,273)
    Increase (decrease) in
     other accrued
     liabilities..............      404       (751)      297     (115)       54
                               --------   --------  --------  -------  --------
     Net cash (used in)
      provided by operating
      activities..............   35,461     32,809       289  (29,444)   37,229
                               --------   --------  --------  -------  --------
Cash flows from investing
 activities:
  Purchases of property and
   equipment..................   (3,819)   (10,369)  (16,010)  (2,676)   (1,747)
                               --------   --------  --------  -------  --------
     Net cash used in
      investing activities....   (3,819)   (10,369)  (16,010)  (2,676)   (1,747)
                               --------   --------  --------  -------  --------
Cash flows from financing
 activities:
  Repayments of capital lease
   obligations................     (465)      (431)     (520)    (481)     (445)
  Net transactions with
   Heublein Inc. .............  (31,177)   (22,009)   16,241   32,601   (35,037)
                               --------   --------  --------  -------  --------
     Net cash provided by
      (used in) financing
      activities..............  (31,642)   (22,440)   15,721   32,120   (35,482)
                               --------   --------  --------  -------  --------
     Change in cash and cash
      equivalents............. $    --    $    --   $    --   $   --   $    --
                               ========   ========  ========  =======  ========


                See accompanying notes to financial statements.

                          HEUBLEIN INC. AND AFFILIATES

NOTES TO FINANCIAL STATEMENTS OF THE PRODUCT LINES ACQUIRED BY CANANDAIGUA WINE
                                 COMPANY, INC.

                       AS OF AUGUST 5, 1994 AND THE YEARS
                    ENDED SEPTEMBER 30, 1993, 1992 AND 1991
      AND FOR THE TEN MONTH PERIODS ENDED AUGUST 5, 1994 AND JULY 31, 1993
                                  (UNAUDITED)
                         (IN THOUSANDS OF U.S. DOLLARS)

(1) BASIS OF PRESENTATION

  The accompanying financial statements present the assets sold and the identified income and expenses of the product lines of Heublein Inc. ("Heublein" or the Company) and affiliates, acquired by Canandaigua Wine Company, Inc. effective August 5, 1994 (the "Acquired Product Lines") pursuant to an Asset Purchase Agreement (the "Agreement"). In accordance with the agreement the cash purchase price is approximately $130 million.

  The assets of the Acquired Product Lines as presented in the accompanying statements of net assets acquired include as of August 5, 1994 (the closing date of the Agreement) the Heublein historical book balances of raw materials and bulk inventory, supplies, work in process and finished goods inventory of the Inglenook and Almaden Wine Brands and Heublein's Grape Concentrate Business, and certain other minor brands, certain fixed assets, trademarks and other assets and liabilities associated with the aforementioned product lines. These product lines have never been operated as a separate business entity but rather have been an integral part of the spirits and wines business of Heublein Inc.

  The statements of identified income and expenses of the Acquired Product Lines have been prepared for each of the years in the three-year period ended September 30, 1993 (Heublein's fiscal year ended). These statements include the net sales, cost of goods sold, advertising, merchandising and promotion expense, and research and development expense, that substantially relate directly to the Acquired Product Lines. All other income and expense items are allocated based on estimations and assumptions as if the Acquired Product Lines had been operated on a stand-alone basis during the periods presented. The basis for presenting the allocated income and expense items is as follows: (a) selling expenses are allocated by deducting amounts related to product lines retained by Heublein from total wines division selling expenses; (b) general and administrative expenses are allocated based upon (i) for direct wines division expenses, the proportion of net sales volume of the Acquired Product Lines to total wines net sales volume and (ii) for central division expenses, the proportion of gross sales revenues of the Acquired Product Lines to total gross sales revenues; (c) interest expense is allocated by first determining the percentage relationship between the net assets of the Acquired Product Lines versus the total net assets, which percentage is then applied to the actual interest incurred to determine the allocation for the product lines sold, (d) amortization of goodwill is allocated based upon the goodwill recorded related to the Acquired Product Lines amortized over a 40-year period,
(e) income taxes are allocated assuming the activities of the Acquired Product Lines were a separate tax paying entity.

  Management believes the above allocations to be reasonable under the circumstances; however, there can be no assurances that such allocations will be indicative of future results of operations or what the financial position and results of operations of the Acquired Product Lines would have been had it been a separate, stand-alone entity during the periods covered.

  The accompanying interim financial statements have been prepared by Heublein, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission applicable to interim reporting and reflect, in the opinion of Heublein, all adjustments necessary to present fairly the financial information for the Product Lines acquired by Canandaigua Wine Company, Inc. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements,

                          HEUBLEIN INC. AND AFFILIATES

         NOTES TO FINANCIAL STATEMENTS OF THE PRODUCT LINES ACQUIRED BY
                   CANANDAIGUA WINE COMPANY, INC--(CONTINUED)

                       AS OF AUGUST 5, 1994 AND THE YEARS
                    ENDED SEPTEMBER 30, 1993, 1992 AND 1991
      AND FOR THE TEN MONTH PERIODS ENDED AUGUST 5, 1994 AND JULY 31, 1993
                                  (UNAUDITED)
                         (IN THOUSANDS OF U.S. DOLLARS)
prepared in accordance with generally accepted accounting principles, have been omitted as permitted by such rules and regulations. These financial statements should be read in conjunction with the financial statements and related notes, included in Heublein Inc. and Affiliates Financial Statements of the Product Lines Acquired by Canandaigua Wine Company, Inc. as of August 5, 1994 and the years ended September 30, 1993, 1992, and 1991, included herein.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Inventories

  Inventories are stated at the lower of cost or market. Cost is determined by specific lots for the majority of bulk wines and aging brandy and the first-in, first-out (FIFO) method for all other inventory. Marketability has been determined based upon product testing performed in accordance with the Agreement.

  Bulk wines and brandy in storage for aging over a number of years are included in current assets in accordance with industry practice.

  Effective October 1, 1992, the Company changed its method of applying certain overheads to inventory. A portion of the overheads which previously were applied to the inventory bottling process are now applied to the bulk wine crushing and fermenting process. The Company believes the change was necessary to more accurately apply overheads to the process to which the costs relate. The Company believes the change in application of this accounting principle is preferable because it improves the matching of overhead costs with the related revenue and it improves the comparability of operating results and financial position with those of other companies. The cumulative effect of this change on October 1, 1992 was $1,919 (net of $1,481 of income taxes). The effect of this change on 1993 results was not significant.

 (b) Property, Plant and Equipment

  Property, plant and equipment, including significant improvements thereto, are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets within the following ranges:

    Buildings and building improvements         10 to 40 years
    Machinery, fixtures, fittings and tools     4 to 15 years
    Leasehold improvements and capital leases   Remaining lease life or life
                                                of  improvements

 (c) Trademarks

  Trademarks represent the cost, net of amortization, of acquired brand names included in the product lines acquired. Included in trademarks is the Almaden trademark, which was owned by an affiliate of Heublein Inc. until August 2, 1994 when it was acquired by the Company. The trademarks are being amortized on a straight-line basis over periods ranging from 10 to 40 years.

                          HEUBLEIN INC. AND AFFILIATES

         NOTES TO FINANCIAL STATEMENTS OF THE PRODUCT LINES ACQUIRED BY
                   CANANDAIGUA WINE COMPANY, INC--(CONTINUED)

                       AS OF AUGUST 5, 1994 AND THE YEARS
                    ENDED SEPTEMBER 30, 1993, 1992 AND 1991
      AND FOR THE TEN MONTH PERIODS ENDED AUGUST 5, 1994 AND JULY 31, 1993
                                  (UNAUDITED)
                         (IN THOUSANDS OF U.S. DOLLARS)

 (d) Net Sales and Revenues and Cost of Goods Sold

  Net sales and revenues and cost of goods sold are presented net of federal and state excise taxes of $42,988 in 1993, $40,854 in 1992 and $35,559 in 1991.

 (e) Taxes

  The results of the Company's United States operations are included in the consolidated federal income tax return of its ultimate United States parent company, Grand Metropolitan Incorporated. The provision for income taxes has been provided assuming the activities of the acquired product lines were a separate tax paying entity with taxes settled on a current basis.

  United States and Canadian excise taxes constitute a lien on in-bond inventories. Since these taxes are not payable until inventories are withdrawn from bond, excise taxes have not been accrued with respect to such inventories, in accordance with industry practice.

(3) INVENTORIES

  The components of inventories at August 5, 1994 are as follows:

      Raw materials and bulk inventories.............................. $ 89,687
      Supplies........................................................    2,131
      Finished goods..................................................   15,120
                                                                       --------
          Total....................................................... $106,938
                                                                       ========

  Inventories whose cost is determined by specific lots amount of $63,064.

(4) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment at August 5, 1994 are summarized as follows:

      Land and vineyards.............................................. $  1,548
      Buildings and building improvements.............................   25,428
      Plant and machinery.............................................   82,500
      Fixtures, fittings and tools....................................    2,430
      Capital leases..................................................    5,000
      Construction in progress........................................    6,141
                                                                       --------
                                                                        123,047
      Less accumulated depreciation and amortization..................  (76,233)
                                                                       --------
                                                                       $ 46,814
                                                                       ========

(5) OTHER ACCRUED LIABILITIES

  Other accrued liabilities at August 5, 1994 consists of:

      Accounts payable................................................... $1,040
      Accrued key deposits...............................................    485
      Accrued vacation...................................................    408
      Other..............................................................    475
                                                                          ------
                                                                          $2,408
                                                                          ======

                          HEUBLEIN INC. AND AFFILIATES

         NOTES TO FINANCIAL STATEMENTS OF THE PRODUCT LINES ACQUIRED BY
                   CANANDAIGUA WINE COMPANY, INC--(CONTINUED)

                       AS OF AUGUST 5, 1994 AND THE YEARS
                    ENDED SEPTEMBER 30, 1993, 1992 AND 1991
      AND FOR THE TEN MONTH PERIODS ENDED AUGUST 5, 1994 AND JULY 31, 1993
                                  (UNAUDITED)
                         (IN THOUSANDS OF U.S. DOLLARS)
(6) INTEREST EXPENSE

  Interest expense has been calculated by applying Heublein's actual interest expense incurred on actual net borrowings, to the percentage of the average net assets of the Acquired Product Lines to Heublein's average total net assets. Those percentages are 9.1% for 1993, 7.8% for 1992 and 6.5% for 1991.

(7) TAXES

  The provision for taxes differs from the amount computed by applying the statutory U.S. federal income tax rate of 34.75% for 1993 and 34% for 1992 and 1991 to income before income taxes as follows:

                                                            1993   1992   1991
                                                           ------ ------ -------
      Tax at statutory rate............................... $3,152 $6,530 $ 8,891
      State income taxes, net of federal tax benefit......    531  1,266   1,706
      Other...............................................    268    263     264
                                                           ------ ------ -------
                                                           $3,951 $8,059 $10,861
                                                           ====== ====== =======

  The results of operations of the Acquired Product Lines will be included in the consolidated federal and state income tax returns of Grand Metropolitan Incorporated through the date of sale.

(8) RELATED PARTY TRANSACTIONS

  Transactions with Heublein and other affiliated companies for the years ended December 31, 1993, 1992 and 1991 relate to the following:

                                                                1993  1992  1991
                                                                ---- ------ ----
      Sales to related parties................................. $674 $1,144 $636
                                                                ==== ====== ====

(9) COMMITMENTS

  The following schedule sets forth future minimum rental obligations from August 5, 1994 under the long-term capital lease:

                                                                   CAPITAL LEASE
                                                                    OBLIGATIONS
                                                                   -------------
      Fiscal year ending September 30:
        1994......................................................    $  120
        1995......................................................       720
        1996......................................................       720
        1997......................................................       540
                                                                      ------
          Total minimum payments..................................     2,100
      Less interest...............................................      (214)
                                                                      ------
          Present value of minimum payments.......................    $1,886
                                                                      ======

  The carrying value of the long-term capital lease approximates fair value since the interest rate charged approximates the Company's current borrowing rates for similar instruments.

- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY U.S. UN-DERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDIC-TION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDIC-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Investment Considerations.................................................    9
Use of Proceeds...........................................................   11
Price Range of Class A Common Stock and Dividends.........................   11
Capitalization............................................................   12
Pro Forma Consolidated Financial Data.....................................   13
Selected Historical Financial Data........................................   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Industry..................................................................   36
Business..................................................................   38
Recent Acquisitions.......................................................   49
Management................................................................   51
Selling Stockholders......................................................   53
Description of Capital Stock..............................................   54
Certain United States Federal Tax Considerations..........................   56
Notice to Canadian Residents..............................................   58
Underwriting..............................................................   59
Legal Matters.............................................................   61
Experts...................................................................   61
Index to Financial Statements.............................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                                      LOGO
                         Canandaigua Wine Company, Inc.

                                3,300,000 Shares

                              Class A Common Stock
                                ($.01 par value)



          PROSPECTUS


                                CS First Boston

                              Merrill Lynch & Co.

                            William Blair & Company

                             Chase Securities, Inc.


- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee and the NASD filing fee. All expenses will be paid by the Company.

   SEC registration fee.................................................... $44,494
   NASD filing fee.........................................................    *
   Printing expenses.......................................................    *
   Fees and expenses of counsel............................................    *
   Fees and expenses of accountants........................................    *
   Blue sky fees and expenses..............................................    *
   Miscellaneous...........................................................    *
       Total...............................................................  $ *
                                                                             =====

- ------------
*  To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The General Corporation Law of Delaware (Section 102) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his/her fiduciary duty as a director, except in the case where the director breached his/her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Restated Certificate of Incorporation of the Company contains a provision which eliminates directors' personal liability as set forth above.

  The General Corporation Law of Delaware (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes the Company to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise.

  The Company's Restated Certificate of Incorporation provides for indemnification to the fullest extent authorized by Section 145 of the General Corporation Law of Delaware for directors, officers and employees of the Company and also to persons who are serving at the request of the Company as directors, officers or employees of other corporations (including subsidiaries); provided that, with respect to proceedings initiated by such indemnitee, indemnification shall be provided only if such proceedings were authorized by the Board of Directors. This right of indemnification is not exclusive of any other right which any person may acquire under any statute, bylaw, agreement, contract, vote of stockholders or otherwise.

  The Company maintains a directors' and officers' liability insurance and corporate reimbursement policy insuring directors and officers against loss arising from claims made arising out of the performance of their duties.

  Under the terms of the Underwriting Agreement filed as Exhibit 1 hereto, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act") against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  1*     Form of Underwriting Agreement
  2      Asset Purchase Agreement dated August 3, 1994, between Registrant and
         Heublein Inc. together with a list briefly identifying all omitted exhibits and schedules thereto is incorporated by reference to Exhibit
         2(a) to the Registrant's Report on Form 8-K dated August 5, 1994
  5*     Opinion of McDermott, Will & Emery
 23(a)   Consent of Arthur Andersen LLP
 23(b)   Consent of Deloitte & Touche LLP
 23(c)   Consent of Ernst & Young LLP
 23(d)   Consent of KPMG Peat Marwick LLP
 23(e)   Consent of McDermott, Will & Emery (included in Exhibit 5)
 24      Powers of Attorney (included on the signature page)

- ------------
* To be filed by amendment.

(B) FINANCIAL STATEMENT SCHEDULES:

  All schedules have been omitted either as inapplicable or because the required information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective, and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canandaigua, State of New York on October 12, 1994.

                                          Canandaigua Wine Company, Inc.

                                                    /s/Richard D. Sands
                                          By: _________________________________
                                            Richard Sands
                                            President and Chief Executive
                                            Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard Sands and Robert Sands and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Canandaigua Wine Company, Inc.) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on October 12, 1994 by the following persons in the capacities indicated.

              SIGNATURE                                   TITLE

           /s/Marvin Sands                Chairman of the Board and a Director
- -------------------------------------
            MARVIN SANDS

          /s/Richard Sands                President, Chief Executive Officer
- -------------------------------------      and a Director
            RICHARD SANDS

           /s/Robert Sands                Executive Vice President, General
- -------------------------------------      Counsel and a Director
            ROBERT SANDS

         /s/Bertram E. Silk               Senior Vice President and a Director
- -------------------------------------
           BERTRAM E. SILK

         /s/Ellis M. Goodman              Executive Vice President and a
- -------------------------------------      Director
          ELLIS M. GOODMAN

       /s/James A. Locke, III             Director
- -------------------------------------
         JAMES A. LOCKE, III

          /s/George Bresler               Director
- -------------------------------------
           GEORGE BRESLER

        /s/Sir Harry Solomon              Director
- -------------------------------------
          SIR HARRY SOLOMON

        /s/Lynn K. Fetterman              Senior Vice President, Chief
- -------------------------------------      Financial Officer and Secretary
          LYNN K. FETTERMAN                (Principal Financial Officer and
                                           Principal Accounting Officer)